Form 20-F
period 2015-12-31
Nabriva Therapeutics AG
filed 2016-04-28
CIK 1641640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37558

Nabriva Therapeutics AG
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Republic of Austria
(Jurisdiction of incorporation or organization)

Leberstrasse 20 1110 Vienna, Austria
(Address of principal executive offices)

Colin Broom, M.D., Chief Executive Officer 1000 Continental Drive Suite 600 King of Prussia, PA 19406 USA Tel: +1 (610) 816-6640
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	The NASDAQ Stock Market LLC
One tenth (1/10) of a Common Share, nominal value €1.00 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,116,778 common shares, nominal value €1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

GENERAL INFORMATION

In this Annual Report on Form 20-F, unless otherwise indicated, all references to the “Company,” “we,” “us,” “our” and “Nabriva” refer to Nabriva Therapeutics AG and its consolidated subsidiary, Nabriva Therapeutics US, Inc., a Delaware corporation.

The trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners.

PRESENTATION OF FINANCIAL AND OTHER DATA

Our financial statements are presented in euros except where otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All references in this Annual Report to “dollars” and “$” are to U.S. dollars, and all references to “euro” or “€” are to European Union euro.

Solely for the convenience of the reader, unless otherwise indicated, certain euro amounts have been translated into U.S. dollars at the rate of €1.00 to $1.0887, the rate at December 31, 2015, the last business day of our fiscal year ended December 31, 2015. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this report include, among other things, statements about:

•                  the timing and conduct of our clinical trials of our lead product candidate, lefamulin, including statements regarding the timing of initiation and completion of the trials, and the period during which the results of the trials will become available;

•                  the timing of and our ability to submit applications for, obtain and maintain marketing approval of lefamulin;

•                  the potential receipt of revenues from future sales of lefamulin;

•                  our plans to pursue development of lefamulin for additional indications other than community-acquired bacterial pneumonia, or CABP;

•                  our plans to pursue research and development of other product candidates;

•                  our ability to establish and maintain arrangements for manufacture of our product candidates;

•                  our sales, marketing and distribution capabilities and strategy;

•                  our ability to successfully commercialize lefamulin and our other product candidates;

•                  the potential advantages of lefamulin and our other product candidates;

•                  our estimates regarding the market opportunities for lefamulin and our other product candidates;

•                  the rate and degree of market acceptance and clinical benefit of lefamulin and our other product candidates;

•                  our ability to establish and maintain collaborations;

•                  our ability to acquire or in-license additional products, product candidates and technologies;

•                  our anticipated passive foreign investment company, or PFIC status;

•                  our future intellectual property position;

•                  our estimates regarding future expenses, capital requirements and needs for additional financing;

•                  our ability to effectively manage our anticipated growth;

•                  our ability to attract and retain qualified employees and key personnel; and

•                  other risks and uncertainties, including those described in the “Risk Factors” section of this Annual Report.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Annual Report, particularly in the “Risk Factors” section in this Annual Report, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Annual Report and the documents that we have filed as exhibits to this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

This Annual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

PART I

Item 1:                  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:                  Offer Statistics and Expected Timetable

Not applicable.

Item 3:                  Key Information

A.                 Selected Financial Data.

The selected consolidated financial data as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as of December 31, 2013 has been derived from our respective audited consolidated financial statements and notes thereto that are not included within this Annual Report.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Selected Consolidated Comprehensive Income Data

	Year Ended December 31,
(in thousands, except share and per share data)	2013	2014	2015
Other income	€26,182	€1,805	€3,395
Research and development expenses	(7,324)	(7,065)	(20,790)
General and administrative expenses	(2,869)	(2,876)	(7,151)
Other gains, net	171	105	2,615
Operating result	16,160	(8,031)	(21,931)
Financial income	4,026	1,086	6,166
Financial expenses	(8,200)	(6,363)	(13,344)
Financial result	(4,174)	(5,277)	(7,178)
Profit (loss) before taxes	11,986	(13,308)	(29,109)
Taxes on income	(776)	(72)	401
Profit (loss) for the period	11,210	(13,380)	(28,708)
Other comprehensive income (loss) for the year	0	(21)	(77)
Total comprehensive income (loss) for the year	€11,210	€(13,401)	€(28,785)

Earnings (loss) per share(1)
Basic	€34.53	€(41.21)	€(27.12)
Diluted	€27.89	€(41.21)	€(27.12)

Weighted-average shares outstanding
Basic	324,703	324,703	1,058,395
Diluted	369,993	324,703	1,058,395

(1)                                 Basic and diluted loss per share are the same for the years ended December 31, 2014 and 2015 because the assumed exercise of outstanding options and the assumed exercise of the conversion feature in our convertible loans would be anti-dilutive due to our net loss in these periods.

Selected Consolidated Balance Sheet Data

	As of December 31,
(in thousands)	2013	2014	2015
Cash and cash equivalents	€3,291	€1,770	€33,477
Marketable securities and term deposits	—	—	68,884
Total assets	5,324	3,963	108,121
Total debt(1)	11,880	22,572	—
Total liabilities	22,154	34,122	8,626
Accumulated losses	(83,525)	(96,905)	(125,613)
Total equity (deficit)	€(16,830)	€(30,159)	€99,496

(1) Comprised of Borrowings, Investment from silent partnership and Convertible loans

Exchange Rate Information

Our business to date has been conducted primarily in the European Union, and we prepare our consolidated financial statements in euros. On April 15, 2016, the exchange rate was €1.00 to $1.1284. The following table present information on the exchange rates between the euro and the U.S. dollar for the periods indicated. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this Annual Report.

(U.S. dollar per euro)	Period End(1)	Average(2)
Year Ended December 31:
2011	1.2973	1.3999
2012	1.3186	1.2909
2013	1.3779	1.3303
2014	1.2101	1.3184
2015	1.0887	1.1095

	Low	High

October 2015	1.0930	1.1439
November 2015	1.0579	1.1032
December 2015	1.0600	1.0990
January 2016	1.0742	1.0920
February 2016	1.0884	1.1347
March 2016	1.0856	1.1385
April 2016 (through April 15)	1.1252	1.1432

(1)                  In the event that the period end fell on a day for which data is not available, the exchange rate on the prior most recent business day is given.

(2)                  Calculated using the average of the exchange rates on the last day of each month during the period.

B.                 Capitalization and Indebtedness

Not applicable.

C.                 Reasons for the Offer and Use of Proceeds

Not applicable.

D.                 Risk Factors

Our business has significant risks. You should consider carefully the risks described below, together with the other information contained in this Annual Report, including our financial statements and the related notes. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for at least the next several years and may never generate profits from operations or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was €28.7 million for the year ended December 31, 2015 and €13.4 million for the year ended December 31, 2014. We generated a net profit of €11.2 million for the year ended December 31, 2013, primarily from the recognition of non-recurring income of €20.9 million as a result of the repurchase of a $25.0 million loan for €1.00 in connection with the termination by Forest Laboratories Inc., or Forest, of a stock purchase agreement and a decision by Forest not to exercise a related right to acquire us. As of December 31, 2015, we had accumulated losses of €125.6 million. To date, we have financed our operations primarily through the sale of our equity securities including our initial public offering of American Depositary Shares, or ADSs, and private placements of our common shares, convertible loans and research and development support from governmental grants and loans. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses will increase substantially as we progress our two international Phase 3 clinical trials of our lead product candidate, lefamulin, for the treatment of community-acquired bacterial pneumonia, or CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. If the results of these two trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. We also plan to further characterize the clinical pharmacology of lefamulin. If we obtain marketing approval of lefamulin for CABP or another indication, we also expect to incur significant sales, marketing, distribution and manufacturing expenses.

In addition, our expenses will increase if and as we:

•                  initiate or continue the research and development of lefamulin for additional indications and of our other product candidates;

•                  seek to discover and develop additional product candidates;

•                  seek marketing approval for any product candidates that successfully complete clinical development;

•                  ultimately establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•                  in-license or acquire other products, product candidates or technologies;

•                  maintain, expand and protect our intellectual property portfolio;

•                  expand our physical presence in the United States; and

•                  add operational, financial and management information systems and personnel, including personnel to support our product development, our operations as a public company and our planned future commercialization efforts.

Our ability to generate profits from operations and remain profitable depends on our ability to successfully develop and commercialize drugs that generate significant revenue. Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. This will require us to be successful in a range of challenging activities, including:

•                  obtaining favorable results from our Phase 3 clinical trials of lefamulin for the treatment of CABP;

•                  subject to obtaining favorable results from our Phase 3 clinical trials, applying for and obtaining marketing approval for lefamulin;

•                  establishing sales, marketing and distribution capabilities to effectively market and sell lefamulin in the United States;

•                  establishing collaboration, distribution or other marketing arrangements with third parties to commercialize lefamulin in markets outside the United States;

•                  protecting our rights to our intellectual property portfolio related to lefamulin;

•                  contracting for the manufacture of commercial quantities of lefamulin; and

•                  negotiating and securing adequate reimbursement from third-party payors for lefamulin.

We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to generate profits from operations. Even if we do generate profits from operations, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to generate profits from operations and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or continue our operations. A decline in the value of our company could also cause our shareholders to lose all or part of their investment.

We will need substantial additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our research and development and other expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We expect that our existing cash, cash equivalents, marketable securities and term deposits will be sufficient to enable us to fund our operating expenses and capital expenditure requirements until late 2017 and obtain top-line data for our Phase 3 clinical trials of lefamulin. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through collaboration agreements.

Our future capital requirements will depend on many factors, including:

•                  the progress, costs and results of our Phase 3 clinical trials of lefamulin;

•                  the costs and timing of process development and manufacturing scale-up activities associated with lefamulin;

•                  the costs, timing and outcome of regulatory review of lefamulin;

•                  the costs of commercialization activities for lefamulin if we receive, or expect to receive, marketing approval, including the costs and timing of establishing product sales, marketing, distribution and outsourced manufacturing capabilities;

•                  subject to receipt of marketing approval, revenue received from commercial sales of lefamulin;

•                  the costs of developing lefamulin for the treatment of additional indications;

•                  our ability to establish collaborations on favorable terms, if at all;

•                  the scope, progress, results and costs of product development of BC-7013 and any other product candidates that we may develop;

•                  the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•                  the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property-related claims;

•                  the continued availability of Austrian governmental grants;

•                  the rate of the expansion of our physical presence in the United States; and

•                  the costs of operating as a public company in the United States.

Conducting clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. Our commercial revenues, if any, will be derived from sales of lefamulin or any other products that we successfully develop, none of which we expect to be commercially available for several years, if at all. In addition, if approved, lefamulin or any other product candidate that we develop, in-license or acquire may not achieve commercial success. Accordingly, we will need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our security holders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, and funding from local and international government entities and non-government organizations in the disease areas addressed by our product candidates and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a security holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have been limited to organizing and staffing our company, developing and securing our technology, raising capital and undertaking preclinical studies and clinical trials of our product candidates. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We have relied on, and expect to continue to rely on, certain government grants and funding from the Austrian government. Should these funds cease to be available, or our eligibility be reduced, or if we are required to repay any of these funds, this could impact our ongoing need for funding and the timeframes within which we currently expect additional funding will be required.

As a company that carries out extensive research and development activities, we benefit from the Austrian research and development support regime, under which we are eligible to receive a research premium from the Austrian government equal to 10% of a specified research and development cost base. Qualifying expenditures largely comprise research and development activities conducted in Austria, however, the research premium is also available for certain related third-party expenses with additional limitations. We received research premiums of $1.4 million for the year ended December 31, 2014 and $1.9 million for the year ended December 31, 2013. Our qualifying expenditures increased in 2015, and we anticipate further increases in 2016 as a result of our ongoing Phase 3 clinical trials of lefamulin. However, as we increase our personnel and expand our business outside of Austria, we may not be able to continue to claim research premiums to the same extent as in previous years, as some research and development activities may no longer be considered to occur in Austria. As research premiums that have been paid out already may be audited by the tax authorities, there is a risk that parts of the submitted cost base may not be considered as eligible and therefore repayments may have to be made.

Risks Related to Product Development and Commercialization

We depend heavily on the success of our lead product candidate, lefamulin, which we are developing for CABP and other indications. If we are unable to complete our Phase 3 clinical program for lefamulin for CABP and obtain marketing approvals for lefamulin, or if thereafter we fail to commercialize lefamulin or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of lefamulin. There remains a significant risk that we will fail to successfully develop lefamulin for CABP or any other indication. We do not expect to have top-line data from our Phase 3 clinical program for lefamulin for the treatment of CABP available until the second half of 2017. The timing of the availability of such top-line data and the completion of our Phase 3 clinical program is dependent, in part, on our ability to locate and enroll a sufficient number of eligible patients in our Phase 3 clinical program on a timely basis. If we ultimately obtain favorable results from our Phase 3 clinical program for lefamulin for CABP, we do not expect to submit applications for marketing approval for lefamulin for this indication until 2018.

Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin. The success of lefamulin will depend on a number of factors, including the following:

•                  obtaining favorable results from clinical trials;

•                  making arrangements with third-party manufacturers for commercial supply and receiving regulatory approval of our manufacturing processes and our third-party manufacturers’ facilities from applicable regulatory authorities;

•                  receipt of marketing approvals from applicable regulatory authorities for lefamulin for the treatment of CABP;

•                  launching commercial sales of lefamulin, if and when approved, whether alone or in collaboration with third parties;

•                  acceptance of lefamulin, if and when approved, by patients, the medical community and third-party payors;

•                  effectively competing with other therapies;

•                  maintaining a continued acceptable safety profile of lefamulin following approval;

•                  obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

•                  protecting our rights in our intellectual property portfolio.

Successful development of lefamulin for the treatment of additional indications, if any, or for use in other patient populations and our ability, if it is approved, to broaden the label for lefamulin will depend on similar factors.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize lefamulin for CABP or for any additional indications, which would materially harm our business.

If clinical trials of lefamulin or any of our other product candidates fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or FDA, regulatory authorities in the European Union, or other regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of lefamulin or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We have not conducted any clinical trials of lefamulin specifically for CABP. Our completed Phase 2 clinical trial evaluated lefamulin in patients with acute bacterial skin and skin structure infections, or ABSSSI. Our Phase 1 clinical trials evaluated lefamulin in healthy subjects to obtain tolerance data and to understand the absorption and distribution of lefamulin in the blood and target tissues, evaluate the metabolism and elimination route of lefamulin and obtain safety and tolerability data to help predict safe and effective doses of lefamulin for the treatment of patients. In addition, we plan to use a different intravenous, or IV, formulation of lefamulin for our Phase 3 clinical trials for CABP than we used in our Phase 2 clinical trial for ABSSSI. We have only evaluated this new IV formulation of lefamulin, a sterile saline solution buffered by a citrate salt, in Phase 1 clinical trials. Because of these and other factors, the results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP. Although we believe that the collective data from prior trials and our preclinical studies provide support for concluding that lefamulin is well suited for treatment of CABP, we may fail to obtain favorable results in our Phase 3 clinical trials of lefamulin for CABP. If the results of our Phase 3 clinical trials are not favorable, including failure to achieve the primary efficacy endpoints of the trials, we may need to conduct additional clinical trials at significant cost or altogether abandon development of lefamulin for CABP and potentially other indications.

If we are required to conduct additional clinical trials or other testing of lefamulin or any other product candidate that we develop beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•                  be delayed in obtaining marketing approval for our product candidates;

•                  not obtain marketing approval at all;

•                  obtain approval for indications or patient populations that are not as broad as intended or desired;

•                  obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•                  be subject to additional post-marketing testing requirements or restrictions; or

•                  have the product removed from the market after obtaining marketing approval.

The occurrence of any of the developments listed above could materially harm our business, financial condition, results of operations and prospects.

If we experience any of a number of possible unforeseen events in connection with our Phase 3 clinical trials of lefamulin for CABP or other clinical trials, the potential marketing approval or commercialization of lefamulin or other product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, our Phase 3 clinical trials of lefamulin for CABP or other clinical trials we conduct that could delay or prevent our ability to receive marketing approval or commercialize lefamulin or our other product candidates, including:

•                  clinical trials of lefamulin or our other product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•                  the number of patients required for clinical trials of lefamulin for CABP, lefamulin for other indications or our other product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•                  we may be unable to enroll a sufficient number of patients in our Phase 3 clinical trials of lefamulin for CABP or other clinical trials we conduct to ensure adequate statistical power to detect any statistically significant treatment effects;

•                  our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•                  regulators, institutional review boards or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•                  we may experience delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•                  we may have to suspend or terminate our Phase 3 clinical trials of lefamulin for CABP or other clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•                  the cost of clinical trials of our product candidates may be greater than we anticipate;

•                  the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•                  our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review boards or independent ethics committees to suspend or terminate the trials.

For example, we may need to enroll more patients in our Phase 3 clinical trials of lefamulin for CABP than we currently anticipate if, among other reasons, an interim analysis indicates that a larger number of patients is required to generate additional data. We plan to conduct an interim analysis of 60% of the blinded enrolled patients in our first Phase 3 clinical trial to determine if an increase in the number of patients in either trial is required based on whether the observed clinical response is consistent with the point estimate used in determining the trial sample size. An increase in the number of patients in either of our Phase 3 clinical trials could delay our expected development and approval timelines for lefamulin for CABP. We may also increase the number of patients in either of our Phase 3 clinical trials in order to supplement the safety database.

Our product development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials of lefamulin or any other product candidate that we develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. In particular, we may experience enrollment challenges at trial sites in the United States, where it is a common practice to place patients with potential moderate to severe CABP on antibiotics very shortly after examination. This practice could prevent potential U.S. trial patients from being enrolled in our clinical trials based on our eligibility criteria. In addition, some of our competitors have ongoing clinical trials for product candidates that could be competitive with lefamulin, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors including:

•                  severity of the disease under investigation;

•                  eligibility criteria for the clinical trial in question;

•                  perceived risks and benefits of the product candidate under study;

•                  approval of other therapies to treat the disease under investigation;

•                  efforts to facilitate timely enrollment in clinical trials;

•                  patient referral practices of physicians;

•                  the time of year in which the trial is initiated or conducted, geographic distribution of trial sites given the timing of pneumonia season globally and seasonal variability in the number of patients affected by the disease under investigation, including a general decline in the number of patients with CABP during the summer months;

•                  the ability to monitor patients adequately during and after treatment; and

•                  proximity and availability of clinical trial sites for prospective patients.

For example, in each of our Phase 3 clinical trials of lefamulin, patients who have previously taken no more than one dose of a short acting, potentially effective antibiotic for the treatment of the current CABP episode within 24 hours of receiving the first dose of study medication will be allowed to participate in the trial but will comprise only up to 25% of the total intent to treat populations. Depending upon a region’s or a clinical site’s standard of care for the administration of antibiotics, this could affect our ability to enroll patients in these clinical trials in a timely fashion. Also, enrollment for our Phase 3 clinical trials may be impacted by the severity of the influenza season. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of the company to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients in our Phase 3 clinical trials of lefamulin for CABP or any of our other clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If serious adverse or undesirable side effects are identified during the development of lefamulin or any other product candidate that we develop, we may need to abandon or limit our development of that product candidate.

All of our product candidates are in clinical or preclinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or other safety issues that prevented further development of the compound.

Lefamulin was well tolerated in our Phase 2 trial. No patient in the trial suffered any serious adverse events that were found to be related to lefamulin, and no patient in the trial died. Some patients experienced adverse events that were assessed by the investigator as possibly or probably related to study medication. The majority of their symptoms were mild in severity. Four patients discontinued study medication following a drug-related event, three of whom were in a lefamulin treatment group: one patient experienced events of hyperhidrosis, vomiting and headache; one patient experienced infusion site pain; and one patient experienced dyspnea.

Because the potential for mild effect on electrocardiogram, or ECG, measurements was observed in preclinical studies, we have continued to assess this potential in all human clinical trials we have conducted. In the Phase 2 clinical trial, no change in ECG measurements was considered to be of clinical significance, and no drug-related cardiovascular adverse event was reported. Both lefamulin and vancomycin treatment were associated with a small increase in the QT interval. The QT interval is a measure of the heart’s electrical cycle, with a lengthened QT interval representing a marker for potential ventricular arrhythmia. We plan to continue to evaluate the effect of lefamulin on the QT interval in future clinical trials, including our Phase 3 clinical trials of lefamulin for CABP.

There were no systemic adverse events of clinical concern and no drug-related serious adverse events observed in any of our Phase 1 clinical trials of lefamulin. In these trials, the most commonly observed adverse effects with oral administration of lefamulin were related to the gastrointestinal tract, including nausea and abdominal discomfort, while the most commonly observed adverse effects related to IV administration were related to irritation at the infusion site. In addition, lefamulin produced a transient, predictable and reproducible prolongation of the QT interval based on the maximum concentration of the drug in the blood plasma. At therapeutic doses, we expect that the drug will not produce large effects on the QT interval that would be of clinical relevance. We did not observe any drug-related cardiac adverse events, such as increase in ectopic ventricular activity or other cardiac arrhythmia, or clinically relevant ECG findings during the conduct of any of our Phase 1 clinical trials. None of the ECG stopping criteria defined in the trial protocols was reached in any clinical trial. However, if we observe clinically relevant effects on the QT interval in our Phase 3 clinical trials of lefamulin for CABP or in any other clinical trial of lefamulin, our ability to successfully develop lefamulin for CABP or any other indication may be significantly delayed or prevented.

If we elect or are forced to suspend or terminate any clinical trial of lefamulin or any other product candidates that we are developing, the commercial prospects of lefamulin or such other product candidates will be harmed and our ability to generate product revenues, if at all, from lefamulin or any of these other product candidates will be delayed or eliminated. Any of these occurrences could materially harm our business, financial condition, results of operations and prospects.

Even if lefamulin or any other product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for lefamulin may be smaller than we estimate.

If lefamulin or any of our other product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current treatments for pneumonia, including generic options, are well established in the medical community, and doctors may continue to rely on these treatments without lefamulin. In addition, our efforts to effectively communicate lefamulin’s differentiating characteristics and key attributes to clinicians and hospital pharmacies with the goal of establishing favorable formulary status for lefamulin may fail or may be less successful than we expect. If lefamulin does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•                  the efficacy and potential advantages compared to alternative treatments;

•                  lefamulin’s ability to limit the development of bacterial resistance in the pathogens it targets;

•                  the prevalence and severity of any side effects;

•                  the ability to offer our product candidates for sale at competitive prices, including in comparison to generic competition;

•                  convenience and ease of administration compared to alternative treatments;

•                  the willingness of the target patient population to try new therapies, physicians to prescribe these therapies and hospitals to approve the cost and use by its physicians of these therapies;

•                  the strength of marketing and distribution support;

•                  the availability of third-party coverage and adequate reimbursement; and

•                  the timing of any marketing approval in relation to other product approvals.

Although we believe that the mechanism of action for pleuromutilin antibiotics may result in slow development of bacterial resistance to lefamulin or our other pleuromutilin product candidates over time, bacteria might nevertheless develop resistance to lefamulin or our other pleuromutilin product candidates more rapidly or to a greater degree than we anticipate. If bacteria develop such resistance, or if lefamulin is not effective against drug-resistant bacteria, the efficacy of these product candidates would decline, which would negatively affect our potential to generate revenues from these product candidates.

Our ability to negotiate, secure and maintain third-party coverage and reimbursement may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. If the level of reimbursement is below our expectations, our revenue and gross margins would be adversely affected. Obtaining formulary approval from third-party payors can be an expensive and time-consuming process. We cannot be certain if and when we will obtain formulary approval to allow us to sell lefamulin or any future product candidates into our target markets. Even if we do obtain formulary approval, third-party payors, such as government or private health care insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. These and other similar developments could significantly limit the degree of market acceptance of lefamulin or any of our other product candidates that receive marketing approval.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing lefamulin or any other product candidate if and when they are approved.

We do not have a sales, marketing or distribution infrastructure, and as a company we have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales, marketing and distribution organization or outsource these functions to third parties. If lefamulin receives marketing approval, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization that we plan to establish. In addition, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin in markets outside the United States.

There are risks involved with establishing our own sales, marketing and distribution capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•                  our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•                  the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•                  the lack of complementary products to be offered by sales personnel, which may put our sales representatives at a competitive disadvantage relative to sales representatives from companies with more extensive product lines; and

•                  unforeseen costs and expenses associated with creating an independent sales, marketing and distribution organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market, sell and distribute ourselves any products that we develop. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to lefamulin and any other products we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

There are a variety of available therapies marketed for the treatment of CABP. Currently the treatment of CABP is dominated by generic products. For hospitalized patients, combination therapy is frequently used. Many currently approved drugs are well-established therapies and are widely accepted by physicians, patients and third-party payors. We also are aware of various drugs under development for the treatment of CABP, including solithromycin, (Phase 3 clinical trials completed by Cempra Inc.), omadacycline (under Phase 3 clinical development by Paratek Pharmaceuticals Inc.) and delafloxacin (under Phase 3 clinical development by Melinta Therapeutics Inc.).

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are approved for broader indications or patient populations, are more convenient or are less expensive than any products that we may develop. Our competitors may also obtain marketing approvals for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected because in some cases insurers or other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers. We expect that if lefamulin is approved for CABP, it will be priced at a significant premium over competitive generic products. This may make it difficult for us to replace existing therapies with lefamulin. The key competitive factors affecting the success of our product candidates are likely to be their efficacy, safety, convenience, price and the availability of coverage and reimbursement from government and other third-party payors.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining approvals from regulatory authorities and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs.

Even if we are able to commercialize lefamulin or any other product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize lefamulin or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A major trend in the E.U. and U.S. healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for lefamulin or any other product that we commercialize and, if coverage and reimbursement are available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for lefamulin may be particularly difficult because of the number of generic drugs, which are typically available at lower prices, that are available to treat CABP. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug, such as lefamulin. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize lefamulin or other product candidates for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the applicable regulatory authority. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and to limit commercialization of any products that we may develop or in-license.

We face an inherent risk of product liability exposure related to the testing of lefamulin and any other product candidate that we develop in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop or in-license. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•                  reduced resources of our management to pursue our business strategy;

•                  decreased demand for any product candidates or products that we may develop;

•                  injury to our reputation and significant negative media attention;

•                  withdrawal of clinical trial participants;

•                  significant costs to defend the related litigation;

•                  substantial monetary awards to trial participants or patients;

•                  loss of revenue; and

•                  the inability to commercialize any products that we may develop.

We maintain product liability insurance that covers bodily injury to patients participating in our clinical trials up to a $10.0 million annual aggregate limit and subject to a per event deductible. This amount of insurance may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage when and if we begin commercializing lefamulin or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities for the production of clinical or commercial supplies of lefamulin, or any other compound that we are developing or evaluating in our research program. We have limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently rely on third parties for supply of lefamulin, and our strategy is to outsource all manufacturing of our product candidates and products to third parties.

We do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates. We obtain the pleuromutilin starting material for lefamulin from a single-third party manufacturer. Sandoz GmbH, or Sandoz, a division of Novartis AG, or Novartis, has manufactured our supply of pleuromutilin, which Sandoz manufactures for use in veterinary products by a third party. We are exploring alternative suppliers of pleuromutilin. Another third-party manufacturer synthesizes lefamulin from the pleuromutilin starting material and provides our supply of the active pharmaceutical ingredient. We engage separate manufacturers to provide fill and finish services for the finished product that we are using in our clinical trials of lefamulin. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails risks, including:

•                  reliance on the third party for regulatory compliance and quality assurance;

•                  the possible breach of the manufacturing agreement by the third party;

•                  the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•                  the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current good manufacturing practice, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

If the third parties that we engage to supply any materials or manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. For example, there are only a limited number of known manufacturers that produce pleuromutilin. In early 2015, Novartis announced the sale of its animal health division, including its veterinary products, to a third party. As a result, we are exploring alternative suppliers of pleuromutilin. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We do not independently conduct clinical trials for our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. We expect to continue to rely on such third parties in conducting our clinical trials of lefamulin, and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Similar GCP and transparency requirements apply in the European Union. Failure to comply with such requirements, including with respect to clinical trials conducted outside the European Union, can also lead regulatory authorities to refuse to take into account clinical trial data submitted as part of a marketing authorization application, or MAA.

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We may enter into collaborations with third parties for the development or commercialization of lefamulin and our other product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

If lefamulin receives marketing approval, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization. Outside the United States, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin. We also may seek third-party collaborators for development and commercialization of other product candidates or for lefamulin for indications other than CABP. Our likely collaborators for any sales, marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose numerous risks to us, including the following:

•                  collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

•                  collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, product and product candidate priorities, available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•                  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•                  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•                  a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•                  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•                  collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•                  disputes may arise between the collaborator and us as to the ownership of intellectual property arising during the collaboration;

•                  we may grant exclusive rights to our collaborators, which would prevent us from collaborating with others;

•                  disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•                  collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. For example, in 2012, we entered into a stock purchase agreement with Forest pursuant to which Forest reimbursed us for certain external research and development costs and provided us with a $25.0 million loan in exchange for an exclusive right to acquire 100% of our outstanding shares for a one-year period. However, in 2013, Forest decided not to exercise its right to acquire us and terminated the stock purchase agreement. In connection with this termination, we repurchased the $25.0 million loan for €1.00. We no longer have a commercial relationship with Forest, and no rights or obligations remain outstanding under the stock purchase agreement.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

The potential commercialization of lefamulin and the development and potential commercialization of other product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. For example, we intend to seek to commercialize lefamulin through a variety of types of collaboration arrangements outside the United States.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States, Europe and in certain additional foreign jurisdictions related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering this intellectual property. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents at all. Therefore, in these circumstances, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, we may not pursue or obtain patent protection in all major markets or may not obtain protection that enables us to prevent the entry of third parties onto the market. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our U.S. patents or pending U.S. patent applications, or that we were the first to file for patent protection of such inventions.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Legal and regulatory developments in the European Union and elsewhere may also result in clinical trial data submitted as part of an MAA becoming publicly available. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the European Union and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights. Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference, derivation, inter partes review or post-grant review proceedings before the USPTO. The risks of being involved in such litigation and proceedings may also increase as our product candidates approach commercialization, and as we gain greater visibility as a public company. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We may not be aware of all such intellectual property rights potentially relating to our product candidates.

Any freedom-to-operate search or analysis previously conducted may not have uncovered all relevant patents and patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing lefamulin. Thus, we do not know with certainty whether lefamulin, any other product candidate, or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

If we are found to infringe a third party’s intellectual property rights, or in order to avoid or settle litigation, we could be required to obtain a license to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to make substantial payments. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our business was founded as a spin-off from Sandoz. Although all patent applications are fully owned by us and were either filed by Sandoz with all rights fully transferred to us, or filed in our sole name, because we acquired certain of our patents from Sandoz, we must rely on their prior practices, with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and could distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADS. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be obtained or independently developed by a competitor, our competitive position would be harmed.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

Our trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, in particular in the United States or the European Union, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates, including lefamulin, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market lefamulin or any of our other product candidates from regulatory authorities in any jurisdiction.

We have no experience in filing and supporting the applications necessary to obtain marketing approvals for product candidates and expect to rely on third-party contract research organizations to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Regulatory authorities may determine that lefamulin or any of our other product candidates are not effective or only moderately effective, or have undesirable or unintended side effects, toxicities, safety profiles or other characteristics that preclude us from obtaining marketing approval or that prevent or limit commercial use.

The process of obtaining marketing approvals is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Accordingly, if we or our collaborators experience delays in obtaining approval or if we or they fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Our failure to obtain marketing approval in jurisdictions other than the United States and Europe would prevent our product candidates from being marketed in these other jurisdictions, and any approval we are granted for our product candidates in the United States and Europe would not assure approval of product candidates in other jurisdictions.

In order to market and sell lefamulin and our other product candidates in jurisdictions other than the United States and Europe, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval process varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval or approvals from regulatory authorities in the European Union. The regulatory approval process outside the United States and Europe generally includes all of the risks associated with obtaining FDA approval or approvals from regulatory authorities in the European Union. In addition, some countries outside the United States and Europe require approval of the sales price of a drug before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement and a product may not be approved for sale in the country until it is also approved for reimbursement. We may not obtain marketing, pricing or reimbursement approvals outside the United States and Europe on a timely basis, if at all. Approval by the FDA or regulatory authorities in the European Union does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and Europe does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or regulatory authorities in the European Union. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. Marketing approvals in countries outside the United States and Europe do not ensure pricing approvals in those countries or in any other countries, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.

Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the potential requirements to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements including ensuring that quality control and manufacturing procedures conform to cGMP, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMP.

Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval will be subject to strict enforcement of post-marketing requirements and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with all regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. In addition, even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval.

The FDA and other federal and state agencies, including the U.S. Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing.  Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•                  litigation involving patients taking our products;

•                  restrictions on such products, manufacturers or manufacturing processes;

•                  restrictions on the labeling or marketing of a product;

•                  restrictions on product distribution or use;

•                  requirements to conduct post-marketing studies or clinical trials;

•                  warning or untitled letters;

•                  withdrawal of the products from the market;

•                  refusal to approve pending applications or supplements to approved applications that we submit;

•                  recall of products;

•                  fines, restitution or disgorgement of profits or revenues;

•                  suspension or withdrawal of marketing approvals;

•                  damage to relationships with any potential collaborators;

•                  unfavorable press coverage and damage to our reputation;

•                  refusal to permit the import or export of our products;

•                  product seizure; or

•                  injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the member states of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidate to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

The FDA’s agreement to a Special Protocol Assessment, or SPA, with respect to the study design of our first Phase 3 clinical trial of lefamulin for CABP does not guarantee any particular outcome from regulatory review, including ultimate approval, and may not lead to a faster development or regulatory review or approval process.

We reached agreement with the FDA in September 2015 on a SPA regarding the study design of our first Phase 3 clinical trial of lefamulin for the treatment of CABP. The SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a product candidate’s efficacy and safety. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness in the indication studied.

Our agreement with the FDA regarding the SPA may not lead to faster development, regulatory review or approval for lefamulin. Once the FDA and an applicant reach an agreement under the special protocol assessment process regarding the design and size of a clinical trial, the agreement generally cannot be changed after the clinical trial begins. Nevertheless, the FDA may revoke or alter a SPA under defined circumstances, such as changes in the relevant data or assumptions provided by the sponsor or the emergence of new public health concerns. A revocation or alteration in our SPA could significantly delay or prevent approval of any marketing applications we submit for lefamulin. In addition, any significant change to the protocols for our clinical trial subject to the SPA would require prior FDA approval, which could delay implementation of such a change and the conduct of the trial.

Fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process and does not assure FDA approval of our product candidate.

If a drug is intended for the treatment of a serious or life threatening condition and the drug demonstrates the potential to address unmet medical need for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has designated each of the IV and oral formulations of lefamulin as a qualified infectious disease product, or QIDP, and granted fast track designations to each of these formulations of lefamulin. However, neither the QIDP nor the fast track designation ensures that lefamulin will receive marketing approval or that approval will be granted within any particular timeframe. We may also seek fast track designation for our other product candidates. We may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Priority review designation by the FDA may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval of our product candidate.

If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. Because the FDA designated the each of the IV and oral formulations of lefamulin as a QIDP, lefamulin also will receive priority review. We may also request priority review for other product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.

Designation of our product candidate, lefamulin, as a Qualified Infectious Disease Product does not assure FDA approval of this product candidate.

A QIDP is “an antibacterial or antifungal drug intended to treat serious or life-threatening infections, including those caused by an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens or certain “qualifying pathogens.”  Upon the approval of an NDA for a drug product designated by FDA as a QIDP, the product is granted an additional period of 5 years of regulatory exclusivity.  Even though we have received QIDP designation for the IV and oral formulations of lefamulin, there is no assurance that this product candidate will be approved by the FDA.

Our relationships with healthcare providers, physicians and third party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which in the event of a violation could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third party payors will play a primary role in the recommendation and prescription of any product candidates, including lefamulin, for which we obtain marketing approval. Our future arrangements with healthcare providers physicians and third party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•                  the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid.

•                  the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government,with potential liability including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim;

•                  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•                  HIPPA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•                  the federal Physician Payments Sunshine Act requires applicable manufacturers of covered products to report payments and other transfers of value to physicians and teaching hospitals, with data collection beginning in August 2013; and

•                  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws and transparency statutes, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require product manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.  State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations.  Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our financial results.  We are developing and implementing a corporate compliance program designed to ensure that we will market and sell any future products that we successfully develop from our product candidates in compliance with all applicable laws and regulations, but we cannot guarantee that this program will protect us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.  If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Current and future legislation may increase the difficulty and cost for us and any collaborators to obtain marketing approval of our product candidates and affect the prices we, or they, may obtain.

In the United States and a number of foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of lefamulin or any of our other product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates, including lefamulin, for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products.

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA.  Among the provisions of the PPACA of potential importance to our business and our product candidates are the following:

•                  an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription products and biologic agents;

•                  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•                  a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•                  expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•                  a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand products to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient products to be covered under Medicare Part D;

•                  extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•                  expansion of eligibility criteria for Medicaid programs;

•                  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•                  new requirements to report certain financial arrangements with physicians and teaching hospitals;

•                  a new requirement to annually report product samples that manufacturers and distributors provide to physicians;

•                  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•                  a new Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription products; and

•                  established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models.

Other legislative changes have been proposed and adopted since the PPACA was enacted.  These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislation, will continue until 2025.  In addition, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.  These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which regulatory approval is obtained.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved product.  Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.  The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.  Moreover, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products.  We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.  In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any collaborators to more stringent product labeling and post-marketing testing and other requirements.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

There is no assurance that we will be effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including trade control laws. If we are not in compliance with the FCPA and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations currently, and may in the future, involve the use of hazardous and flammable materials, including chemicals and medical and biological materials, and produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials or disposal of hazardous wastes, we could be held liable for any resulting damages, and any liability could exceed our resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We also maintain a general liability program for some of the risks, but our program includes limited environmental damage coverage and has an annual aggregate coverage limit of $2.0 million.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, provide accurate information to the FDA or comparable non-U.S. regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements.

Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical and commercialization activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our product research, development and commercialization efforts could be delayed.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Colin Broom, our Chief Executive Officer, and the other principal members of our management and scientific teams. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel, including in the United States where we plan to expand our physical presence, will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Ownership of American Depositary Shares

An active trading market for our ADSs may not be sustained.

Our ADSs began trading on the NASDAQ Global Market on September 18, 2015. Given the limited trading history of our ADSs, there is a risk that an active trading market for our ADSs will not be sustained, which could put downward pressure on the market price of our ADSs and thereby affect the ability of our security holders to sell their ADSs.

The price of the ADSs may be volatile and fluctuate substantially.

The price of our ADSs has been and is likely to continue to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced significant volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ADSs may not be able to sell their ADS at or above the price at which they were purchased.  The market price for the ADSs may be influenced by many factors, including:

•                  the success of competitive products or technologies;

•                  results of clinical trials of our product candidates or those of our competitors;

•                  regulatory delays and greater government regulation of potential products due to adverse events;

•                  regulatory or legal developments in the United States, the European Union and other countries;

•                  developments or disputes concerning patent applications, issued patents or other proprietary rights;

•                  the recruitment or departure of key scientific or management personnel;

•                  the level of expenses related to any of our product candidates or clinical development programs;

•                  the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•                  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•                  variations in our financial results or those of companies that are perceived to be similar to us;

•                  changes in the structure of healthcare payment systems;

•                  market conditions in the pharmaceutical and biotechnology sectors;

•                  general economic, industry and market conditions; and

•                  the other factors described in this “Risk Factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. We also may face securities class-action litigation if we cannot obtain regulatory approvals for or if we otherwise fail to commercialize lefamulin or any of our other product candidates. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources.

Our senior managers, supervisory board members and principal shareholders, if they choose to act together, have the ability to control most matters submitted to shareholders for approval.

Our senior managers and supervisory board members, combined with our shareholders, and their respective affiliates who owned more than 5% of our outstanding common shares as of December 31, 2015 in the aggregate, beneficially own approximately 79.0% of our share capital. As a result, if these shareholders were to choose to act together, they would be able to control most matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of supervisory board members and approval of any merger, consolidation or sale of all or substantially all of our assets.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends on our common shares since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that earnings, if any, will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Payment of future dividends to securityholders will be at the discretion of the management board, subject to the approval of the supervisory board after taking into account various factors including our business prospects, cash requirements, financial performance, debt covenant limitations and new product development. In addition, Austrian law imposes limitations on our ability to pay dividends. Under Austrian law, a company may only pay dividends if the distribution of dividends is proposed by the management board and the supervisory board and resolved by the company’s shareholders at a general meeting. Our ability to pay dividends is assessed by our management board based primarily on our unconsolidated financial statements prepared in accordance with the Austrian Commercial Code (Unternehmensgesetzbuch). Dividends may be paid only after the relevant balance sheet date from the net profit (Bilanzgewinn) recorded in our unconsolidated annual financial statements as approved by our supervisory board or by our shareholders at a general meeting. In determining the amount available for distribution, the annual net income must be adjusted to account for any accumulated undistributed net profit or loss from previous years as well as for withdrawals from or allocations to reserves. Certain reserves must be established by law, and allocation to such reserves must therefore be deducted from the annual net income in order to calculate the annual net profit.

ADSs representing only a relatively small percentage of our common shares are publicly traded which may limit the liquidity of the ADS and may have a material adverse effect on the price of the ADSs.

As of December 31, 2015, only 21.0% of our common shares were beneficially owned by parties other than our supervisory board members, senior management, shareholders holding 5% or more of our common shares, and their respective affiliates. As a result, ADSs representing only a relatively small number of our common shares are actively traded in the public market. Limited liquidity may increase the volatility of the price of the ADSs.

The ADSs and our common shares do not trade on any exchange outside of the United States.

The ADSs are listed only in the United States on The NASDAQ Global Market and we have no plans to list the ADSs or our common shares in any other jurisdiction. As a result, a holder of ADSs outside of the United States may not be able to effect transactions in the ADSs as readily as the holder may if our securities were listed on an exchange in that holder’s home jurisdiction.

The sale of a substantial number of our ADSs may cause the market price of the ADSs to decline.

Sales of a substantial number of our common shares or ADS, or the perception in the market that these sales could occur, could reduce the market price of the ADSs. Each ADS represents one tenth (1/10) of a common share and we had 2,116,778 common shares outstanding as of December 31, 2015, of which 1,035,000 shares are represented by 10,350,000 American Depositary Shares. Moreover, holders of an aggregate of 791,418 common shares will have rights, subject to specified conditions beginning March 16, 2016, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.  To the extent any of these shares are sold into the market, particularly in substantial quantities, the market price of our ADSs could decline.

Future issuances of common shares pursuant to our equity incentive plans could result in additional dilution of the percentage ownership of our shareholders. We filed a Registration Statement on Form S-8 on November 18, 2015 that covers an aggregate of 201,632 common shares reserved for issuance pursuant to our equity incentive plans. Additionally, the majority of common shares that may be issued under our equity compensation plans also remain subject to vesting in tranches over a four year period. As of December 31, 2015, an aggregate of 32,212 options to purchase our common shares had vested and become exercisable.

If a large number of our ADSs are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until December 31, 2020 or such earlier time that we are no longer an emerging growth company. For so long as we remain an emerging growth company, we are permitted and may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•                  an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, on the design and effectiveness of our internal controls over financial reporting;

•                  an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•                  reduced disclosure about the company’s executive compensation arrangements; and

•                  exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may choose to take advantage of some, but not all, of the available exemptions. We may take advantage of these provisions until December 31, 2020 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1 billion in annual revenues; the date we qualify as a “large accelerated filer,” with more than $700 million in market value of our share capital held by non-affiliates; or the issuance by us of more than $1 billion of non-convertible debt over a three-year period.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We cannot predict whether investors will find the ADSs less attractive if we rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the International Accounting Standards Board.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the Securities and Exchange Commission, or the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our senior management and supervisory board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We intend to rely on NASDAQ Stock Market rules that permit us to comply with applicable Austrian corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder will differ from the rights you would have as a shareholder of a domestic U.S. issuer.

As a foreign private issuer whose ADSs are listed on The NASDAQ Global Market, we are permitted in certain cases to follow Austrian corporate governance practices instead of the corresponding requirements of the NASDAQ Stock Market rules. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its Annual Reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We do not intend to follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of our common shares under such plans. In accordance with Austrian law, we are not required to seek shareholder approval in connection with the implementation of employee equity compensation plans unless such plans provide for the issuance of common shares to supervisory board members or the management board does not hold a valid authorization to issue common shares for such purpose. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

•                  a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States; or

•                  a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which would include the requirement to file additional periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC regulations to prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, rather than IFRS.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer would be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our supervisory board.

We have broad discretion in the use of our funds and may not use them effectively.

Our management has broad discretion in the application of our available funds and could spend the funds in ways that do not improve our results of operations or enhance the value of the ADSs. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of the ADSs to decline and delay the development of our product candidates. Pending their use, we may invest funds in a manner that does not produce income or that loses value.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we incur, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations have made it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our supervisory board.

For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described elsewhere in this “Risk Factors” section. We may remain an emerging growth company until December 31, 2020, although if the market value of our share capital that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1 billion of non-convertible debt over a three-year period.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, security holders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

U.S. investors may have difficulty enforcing civil liabilities against us, our supervisory board members or senior management and the experts named in this Annual Report.

We are incorporated under the laws of Austria, and our registered offices and a substantial portion of our assets are located outside of the United States. In addition, many of the members of our management board and our supervisory board and our senior management are residents of Austria and jurisdictions other than the United States. As a result, it may not be possible to effect service of process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, it is questionable whether a court in Austria would accept jurisdiction and impose civil liability if proceedings were commenced in such court predicated solely upon U.S. federal securities laws. As the United States and Austria do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters (other than arbitration awards in such matters), a final judgment for payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, will not be enforceable, either in whole or in part, in Austria. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Austria, such party may submit to the Austrian court the final judgment rendered in the United States. Under such circumstances, a judgment by a federal or state court of the United States against the company will be regarded by an Austrian court only as evidence of the outcome of the dispute to which such judgment relates, and an Austrian court may choose to re-hear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Austria. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant.

Holders of ADSs may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in the Annual Report, holders of the ADSs will not be able to exercise voting rights attaching to the common shares evidenced by the ADSs. Holders of the ADSs will have the right to instruct the depositary with respect to the voting of the common shares represented by the ADSs. If we tell the depositary to solicit your voting instructions, the depositary is required to endeavor to carry out your instructions. If we do not tell the depositary to solicit your voting instructions (and we are not required to do so), you can still send instructions, and, in that case, the depositary may, but is not required to, carry out those instructions. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Holders of our ADSs may not receive distributions on our common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to such holders.

The depositary for the ADSs has agreed to pay to holders of our ADSs or distribute the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of our ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value from them if it is unlawful or impractical to make them available to such holders. These restrictions may have a material adverse effect on the value of our ADSs.

We are exposed to risks related to currency exchange rates.

A significant portion of our expenses are denominated in currencies other than euros. Because our financial statements are presented in euros, changes in currency exchange rates have had and could have a significant effect on our operating results when our operating results are translated into U.S. dollars. Exchange rate fluctuations between local currencies and the euro create risk in several ways, including the following:

•                  weakening of the euro may increase the euro cost of overseas research and development expenses and the cost of sourced product components outside of the euro zone;

•                  strengthening of the euro may decrease the value of our revenues denominated in other currencies;

•                  the exchange rates on non-euro transactions and cash deposits can distort our financial results; and

•                  commercial pricing and profit margins are affected by currency fluctuations.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are organized as a stock corporation (Aktiengesellschaft) and incorporated under Austrian law. The rights of holders of our common shares and, therefore, certain of the rights of holders of the ADSs, are governed by Austrian law, including the provisions of the Austrian Stock Corporation Act, and by our articles of association. These rights differ in important respects from the rights of shareholders in typical U.S. corporations. These differences include, in particular:

•                  Under Austrian law, certain important resolutions, including, for example, capital decreases, mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the stock corporation

(apart from insolvency and certain other proceedings), require the vote of a 75% majority (and, in some cases, as high as a 90% majority) of the capital present or represented at the relevant general meeting of shareholders. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the general meeting, the holder or holders of a smaller percentage of the shares in an Austrian stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

•                  As a general rule under Austrian law, a shareholder has no direct recourse against the members of the management board or supervisory board of an Austrian stock corporation in the event that it is alleged that any of them have breached their duty of loyalty or duty of care to the Austrian stock corporation. Apart from insolvency or other special circumstances, only the Austrian stock corporation itself has the right to claim damages from members of the management or supervisory board. An Austrian stock corporation may waive or settle these damages claims only after five years, if the shareholders approve the waiver or settlement at the general meeting with a simple majority of the votes cast and no group of shareholders holding, in the aggregate, at least 20% (and in some cases, 5%) of the Austrian stock corporation’s share capital objects to such waiver or settlement and has its opposition formally noted in the minutes of the general meeting. However, Austrian courts acknowledge a waiver or settlement of claims for damages earlier if all shareholders consent to such waiver.

We may be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on our estimated gross income and average value of our gross assets and the nature of our business, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our tax years ended December 31, 2014 or December 31, 2015. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs, which may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder.

Item 4:                  Information on the Company

A.                 History and Development of the Company

We were incorporated in October 2005 in Austria under the name Nabriva Therapeutics Forschungs GmbH, a limited liability company organized under Austrian law, as a spin-off from Sandoz GmbH and commenced operations in February 2006. In 2007, we transformed into a stock corporation (Aktiengesellschaft) under the name Nabriva Therapeutics AG. We are incorporated under the laws of the Republic of Austria and registered at the Commercial Register of the Commercial Court of Vienna. Our executive offices are located at Leberstrasse 20, 1110 Vienna, Austria, and our telephone number is +43 (0)1 740 930. Our U.S. operations are conducted by our wholly-owned subsidiary Nabriva Therapeutics US, Inc., a Delaware corporation established in August 2014 and located at 1000 Continental Drive, Suite 600, King of Prussia, PA 19406. Our American Depositary Shares have traded on the NASDAQ Global Market under the symbol “NBRV” since our initial public offering in the United States in September 2015.

Our website address is www.nabriva.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the JOBS Act. For information regarding the Implications of Being an Emerging Growth Company, see “Item 5 Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

For information regarding our capital expenditures and financing activities, see “Item 5 Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

B.                 Business

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP and intend to develop lefamulin for additional indications other than pneumonia. We have completed a Phase 2 clinical trial of lefamulin for acute bacterial skin and skin structure infections, or ABSSSI. Based on the clinical results of lefamulin for ABSSSI, as well as its rapid tissue distribution, including substantial penetration into lung tissue and fluids, we have initiated two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. We initiated the first of these trials in September 2015 and initiated the second trial in April 2016. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. Both trials are designed to follow draft guidance published by the FDA for the development of drugs for CABP and guidance from the European Medicines Agency, or EMA, for the development of antibacterial agents. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. We believe that lefamulin is well suited for use as a first-line empiric monotherapy for the treatment of CABP because of its novel mechanism of action, spectrum of activity, including against multi-drug resistant pathogens, achievement of substantial drug concentrations in lung tissue and fluids, availability as both an IV and oral formulation and favorable safety and tolerability profile.

The U.S. Food and Drug Administration, or FDA, has designated each of the IV and oral formulations of lefamulin as a qualified infectious disease product, or QIDP, which provides for the extension of statutory exclusivity periods in the United States for an additional five years upon FDA approval of the product for the treatment of CABP, and granted fast track designation to these formulations of lefamulin. Fast track designation is granted by the FDA to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need. The fast track designation for the IV and oral formulations of lefamulin will allow for more frequent interactions with the FDA, the opportunity for a rolling review of any new drug application, or NDA, we submit and eligibility for priority review and a shortening of the FDA’s goal for taking action on a marketing application from ten months to six months.

We believe that pleuromutilin antibiotics can help address the major public health threat posed by bacterial resistance, which the World Health Organization, or WHO, characterized in 2010 as one of the three greatest threats to human health. Increasing resistance to antibiotics used to treat CABP is a growing concern and has become an issue in selecting the appropriate initial antibiotic treatment prior to determining the specific microbiological cause of the infection, referred to as empiric treatment. For example, the U.S. Centers for Disease Control and Prevention, or CDC, has classified Streptococcus pneumoniae, the most common respiratory pathogen, as a serious threat to human health as a result of increasing resistance to currently available antibiotics. In addition, the CDC recently reported on the growing evidence of widespread resistance to macrolides, widely used antibiotics that disrupt bacterial protein synthesis, in Mycoplasma pneumoniae, a common cause of CABP that is associated with significant morbidity and mortality. Furthermore, Staphylococcus aureus, including methicillin-resistant S. aureus, or MRSA, which has also been designated as a serious threat to human health by the CDC, has emerged as a more common cause of CABP in some regions of the world, and a possible pathogen to be covered with empiric therapy. In recognition of the growing need for the development of new antibiotics, recent regulatory changes, including priority review and regulatory guidance enabling smaller clinical trials, have led to renewed interest from the pharmaceutical industry in anti-infective development. For example, the Food and Drug Administration Safety and Innovation Act became law in 2012 and included the Generating Antibiotic Incentives Now Act, or the GAIN Act, which provides incentives, including access to expedited FDA review for approval, fast track designation and five years of potential data exclusivity extension for the development of new QIDPs.

As a result of increasing resistance to antibiotics and the wide array of potential pathogens that cause CABP, the current standard of care for hospitalized patients with CABP usually involves first-line empiric treatment with a combination of antibiotics to address all likely bacterial pathogens or monotherapy with a fluoroquinolone antibiotic. Combination therapy presents the logistical challenge of administering multiple drugs with different dosing regimens and increases the risk of drug-drug interactions and the potential for serious side effects. Fluoroquinolones are associated with safety and tolerability concerns and are typically administered in combination with other antibiotics if community-acquired MRSA is suspected. In addition, many currently available antibiotic therapies are only available for IV administration and are prescribed for seven to 14 days, meaning continued treatment requires prolonged hospitalization or a switch to a different antibiotic administered orally, with the attendant risk that the patient might respond differently.

Pleuromutilins are semi-synthetic compounds derived from a naturally occurring antibiotic and inhibit bacterial growth by binding to a specific site on the bacterial ribosome that is responsible for bacterial protein synthesis. We have developed an understanding of how to optimize characteristics of the pleuromutilin class, such as antimicrobial spectrum, potency, absorption following oral administration and tolerability, which in turn led to our selection and development of lefamulin, our lead product candidate. We have completed a Phase 2 clinical trial for acute bacterial skin and skin structure infections, or ABSSSI, in which IV lefamulin achieved a high cure rate against multi-drug resistant Gram-positive bacteria, including MRSA. In addition, in preclinical studies, lefamulin showed potent antibacterial activity against a variety of Gram-positive bacteria, Gram-negative bacteria and atypical bacteria, including multi-drug resistant strains. The preclinical studies and clinical trials we have conducted to date suggest that lefamulin’s novel mechanism of action is responsible for the lack of cross resistance observed with other antibiotic classes and may result in slow development of bacterial resistance to lefamulin over time. As a result of the favorable safety and tolerability profile we have observed in our clinical trials to date, we believe lefamulin has the potential to present fewer complications relative to the use of current therapies. Based on our research, we also believe that the availability of both IV and oral formulations of lefamulin, and an option to switch to oral treatment, could reduce the length of a patient’s hospital stay and the overall cost of care.

We have evaluated lefamulin in more than over 440 patients and subjects in seventeen Phase 1 clinical trials and a Phase 2 clinical trial in ABSSSI. In our Phase 1 clinical trials, we have characterized the clinical pharmacology of the IV formulation of lefamulin and shown oral bioavailability of a tablet formulation of lefamulin with rapid tissue distribution, including substantial penetration into lung tissue and fluids. In our Phase 2 clinical trial evaluating the safety and efficacy of two different doses of the IV formulation of lefamulin administered over five to 14 days compared to the antibiotic vancomycin in patients with ABSSSI, the clinical success rate at test of cure, or TOC, for lefamulin was similar to that of vancomycin. Lefamulin has been well tolerated in all our clinical trials to date when administered by IV and oral routes. The frequency of adverse events that we observed in our Phase 2 clinical trial in ABSSSI was similar for patients treated with IV lefamulin and patients treated with vancomycin.

Based on the clinical results of lefamulin for the treatment of ABSSSI, as well as its rapid tissue distribution, including substantial penetration into the lung, we are evaluating lefamulin for the treatment of moderate to severe CABP in two international Phase 3 clinical trials. We are initially pursuing the development of lefamulin for CABP because of the limited development of new antibiotic classes for this indication over the past 15 years, our belief that there exists a significant unmet medical need for a first-line empiric monotherapy that addresses the growing development and spread of bacterial resistance, as well as recently clarified FDA guidance regarding the approval pathway. We initiated the first of these trials in September 2015 and the second trial in April 2016. We also plan to further characterize the clinical pharmacology of lefamulin.

We plan to pursue a number of additional opportunities for lefamulin, including a development program for use in pediatric patients and potentially for the treatment of ABSSSI, ventilator-associated bacterial pneumonia, or VABP and hospital-acquired bacterial pneumonia, or HABP. In addition, as an antibiotic with potent activity against a wide variety of multi-drug resistant pathogens, including MRSA, we plan to explore development of lefamulin in other indications, including sexually transmitted infections, or STIs, osteomyelitis and prosthetic joint infections. Through our research and development efforts, we have also identified a topical pleuromutilin product candidate, BC-7013, which has completed a Phase 1 clinical trial.

We own exclusive, worldwide rights to lefamulin. Lefamulin is protected by issued patents in the United States, Europe and Japan covering composition of matter, which are scheduled to expire no earlier than 2028. We also have pending patent applications for lefamulin relating to process and pharmaceutical crystalline salt forms, which if issued would be scheduled to expire no earlier than 2031.

Our Strategy

Our goal is to become a fully integrated biopharmaceutical company focused on the research, development and commercialization of novel anti-infective products. The key elements of our strategy to achieve this goal are:

•                  Complete Phase 3 clinical development of lefamulin for CABP. We are devoting a significant portion of our financial resources and business efforts to completing the clinical development of lefamulin for the treatment of CABP. We initiated two international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. We initiated the first of these trials in September 2015 and the second trial in the April 2016. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

•                  Maximize the commercial potential of lefamulin for CABP. We own exclusive, worldwide rights to lefamulin. We expect that our initial target patient population for lefamulin will consist of patients with moderate to severe CABP. If lefamulin receives marketing approval from the FDA for the treatment of CABP, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization that we plan to establish. We believe that we will be able to effectively communicate lefamulin’s differentiating characteristics and key attributes to clinicians and hospital pharmacies with the goal of establishing favorable formulary status for lefamulin. If lefamulin receives marketing approval outside the United States for the treatment of CABP, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin in such markets. We also plan to develop a formulation of lefamulin appropriate for pediatric use for CABP.

•                  Pursue the continued development of lefamulin in additional indications. We plan to pursue the continued development of lefamulin for indications in addition to CABP. For example, we intend to further pursue the development of lefamulin for use in pediatric patients and potentially for the treatment of ABSSSI. In addition, we are evaluating whether to pursue studies of lefamulin in patients with VABP or HABP. We believe that lefamulin’s product profile also provides the opportunity to expand to other indications beyond pneumonia. For example, investigation of the tolerability of higher single doses of lefamulin could also support use of lefamulin for the treatment of STIs. In addition, we plan to explore longer duration of treatment with lefamulin to support development of a treatment for osteomyelitis and prosthetic joint infections. We believe that lefamulin would be differentiated from other treatment options for each of these potential uses because of lefamulin’s novel mechanism of action, spectrum of activity, including activity against multi-drug resistant pathogens, achievement of substantial concentrations in relevant tissues, availability as both an IV and oral formulation and favorable safety and tolerability profile.

•                  Advance the development of other pleuromutilin product candidates and possibly compounds in other classes. We are currently focused on developing additional pleuromutilin product candidates through our deep understanding of this class of antibiotics. Our product candidate BC-7013 has completed a Phase 1 clinical trial. We believe that this pleuromutilin compound is well suited for the topical treatment of a variety of Gram-positive infections, including uncomplicated skin and skin structure infections, or uSSSIs. In addition, other topical pleuromutilins from our research program have shown potent in vitro activity against Clostridium difficile and Helicobacter pylori. We also are actively pursuing an in-house discovery program to sustain and expand our pipeline with additional product candidates. Furthermore, we own diverse libraries of compounds in other antibacterial classes, such as ß-lactams and acremonic acids, which are a potential basis for the discovery and development of novel antibacterial agents.

•                  Evaluate business development opportunities and potential collaborations. We plan to evaluate the merits of entering into collaboration agreements with other pharmaceutical or biotechnology companies that may contribute to our ability to efficiently advance our product candidates, build our product pipeline and concurrently advance a range of research and development programs. Potential collaborations may provide us with funding and access to the scientific, development, regulatory and commercial capabilities of the collaborators. We also plan to encourage local and international government entities and non-government organizations to provide additional funding and support for our development programs. We may expand our product pipeline through opportunistically in-licensing or acquiring the rights to complementary products, product candidates and technologies for the treatment of a range of infectious diseases.

Our Product Development Pipeline

The following table summarizes the indications for which we are developing our product candidates and the status of development.

DEVELOPMENT STAGE

*         We have initiated two international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. However, we have not previously conducted any clinical trials of lefamulin specifically for CABP. Our completed Phase 2 clinical trial evaluated lefamulin in patients with ABSSSI. We have obtained input from the FDA and select European authorities, including reaching agreement with the FDA on a Special Protocol Assessment, or SPA, regarding the study design of our first Phase 3 clinical trial, in anticipation of submitting applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

Background

Anti-Bacterial Market and Scientific Overview

Bacteria are broadly classified as Gram-positive or Gram-negative. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. Gram-negative bacteria have a thin cell wall layered between an inner cytoplasmic cell membrane and a bacterial outer membrane and, as a result, do not retain the violet stain used in Gram’s method. Antibiotics that are active against both Gram-positive and Gram-negative bacteria are referred to as broad spectrum, while those that are active only against a select subset of Gram-positive or Gram-negative bacteria are referred to as narrow spectrum. Bacteria that cause infections are often referred to as bacterial pathogens. Because it often takes from 24 to 48 hours to definitively diagnose the particular bacterial pathogen causing an infection, narrow spectrum antibiotics are not generally used as empiric monotherapy for first-line treatment of hospitalized patients with serious infections.

Since the introduction of antibiotics in the 1940s, numerous new antibiotic classes have been discovered and developed for therapeutic use. The development of new antibiotic classes and new antibiotics within a class is important because of the ability of bacteria to develop resistance to existing mechanisms of action of currently approved antibiotics. However, the pace of discovery and development of new antibiotic classes slowed considerably in the past few decades. The CDC estimates that the pathogens responsible for more than 70% of U.S. hospital infections are resistant to at least one of the antibiotics most commonly used to treat them. The CDC also estimated in 2013, based on data collected from evaluations performed between 2006 and 2011, that annually in the United States at least two million people become infected with bacteria that are resistant to antibiotics and at least 23,000 people die as a direct result of these infections.

Antibiotic resistance is primarily caused by genetic mutations in bacteria selected by exposure to antibiotics that do not kill all of the bacteria. In addition to mutated bacteria being resistant to the drug used for treatment, many bacterial strains can also become cross-resistant, meaning that they become resistant to multiple classes of antibiotics. As a result, the effectiveness of many antibiotics has declined, limiting physicians’ options to treat serious infections and exacerbating a global health issue. For example, the WHO estimated in 2014 that people with infections caused by MRSA, a highly resistant form of bacteria, are 64% more likely to die than people with a non-resistant form of the infection. Resistance can increase the cost of healthcare because of the potential for lengthier hospital stays and more intensive care. Growing antibiotic resistance globally, together with the low level of investment in research and development, is considered one of the biggest global health threats. In 2010, the WHO stated that antibiotic resistance is one of the three greatest threats to human health. Partially in response to this threat, the U.S. Congress passed the GAIN Act in 2012, which provides incentives, including access to expedited FDA review for approval, fast track designation and five years of potential data exclusivity extension for the development of new QIDPs. Additional legislation is also being considered in the United States, including the Antibiotic Development to Advance Patient Treatment Act of 2013, which is intended to accelerate the development of anti-infective products, and the Developing an Innovative Strategy for Antimicrobial Resistant Microorganisms Act of 2014, which is intended to establish a new reimbursement framework to enable premium pricing of anti-infective products.

In 2009, sales of antibiotics totaled approximately $42 billion globally. Although judicious use of antibiotics is important to reduce the rate of antibiotic resistance, this approach alone cannot fully address the threat from increasing antibiotic resistance. New antibiotics, and particularly new antibiotic classes, are needed to ensure the availability of effective antibiotic therapy in the future.

Community-Acquired Bacterial Pneumonia (CABP)

Market Overview

The WHO estimated in 2002 that there were approximately 450 million pneumonia cases reported per year worldwide, causing approximately 4.0 million deaths in 2002. According to an article published in 2011 in the peer-reviewed medical journal Therapeutic Advances in Respiratory Disease, the annual incidence of community-acquired pneumonia is between five and 11 cases per 1,000 people, with the incidence rate rising in elderly patients. In a study published in 2004 in the peer-reviewed medical journal Clinical Infectious Diseases in which more than 46,000 people in the state of Washington were monitored over three years, the incidence of CABP among those 65 to 69 years of age was 18.2 cases per 1,000 people per year and increased to 52.3 cases per 1,000 people per year in those over 85 years of age.

The U.S. National Center for Health Statistics estimated that between 1988 and 1994 there were approximately 5.6 million cases of pneumonia per year in the United States. According to the CDC, approximately 1.1 million pneumonia patients in the United States required hospitalization in 2010 and approximately 53,000 patients died from pneumonia in 2013.

Based on data from Arlington Medical Resources, or AMR, a leading provider of medical data from hospitals and other healthcare facilities, who reported that the number of treatment courses for CABP in hospitals in the United States exceeded 6.8 million for full-year 2014. Approximately 5.3 million of these CABP courses were for IV/injectable drugs while approximately 1.5 million CABP courses were prescribed for oral antibiotics in the hospital setting.

Causes of CABP

Pneumonia can be caused by a variety of micro-organisms, with bacteria being the most common identifiable cause. CABP refers to bacterial pneumonia that is acquired outside of a hospital setting. Signs and symptoms of CABP include cough, fever, sputum production and chest pain. A number of different types of bacteria can cause CABP, including both Gram-positive and Gram-negative bacteria. Pneumonia that is caused by atypical bacterial pathogens often has different symptoms and responds to different antibiotics than pneumonia caused by pathogens referred to as typical bacteria. However, atypical bacteria are not uncommon. The most common bacterial pathogens noted in current treatment guidelines from the Infectious Diseases Society of America, or IDSA, for hospitalized CABP patients who are not in the intensive care unit are Streptococcus pneumoniae, Mycoplasma pneumoniae, Haemophilus influenzae, Chlamydophila pneumoniae, and Legionella species. In addition, IDSA notes the emergence of resistance to commonly utilized antibiotics for CABP, specifically drug-resistant S. pneumoniae and community-acquired MRSA, or CA-MRSA, as a major consideration in choosing empiric therapy. However, a majority of patients do not have a pathogen identified using routine diagnostic tests available to physicians.

Currently Available Treatment Options

Based on the most likely bacteria to cause CABP, IDSA and the American Thoracic Society, or ATS, recommend empiric treatment of hospitalized patients with CABP who do not require treatment in an intensive care unit with either:

•                  a combination of a cephalosporin, an antibiotic that disrupts the cell wall of bacteria, plus a macrolide, an antibiotic that disrupts bacterial protein synthesis; or

•                  monotherapy with a respiratory fluoroquinolone, an antibiotic that disrupts bacterial protein synthesis.

In the event that CA-MRSA is suspected, these guidelines recommend that vancomycin, an antibiotic that disrupts the cell wall of bacteria, or linezolid, an antibiotic that disrupts bacterial protein synthesis, be used or added to the current regimen.

In addition, physicians need to be aware of the local susceptibility profiles of the common bacterial pathogens associated with CABP because of increasing resistance to first-line antibiotics. For example, rates of pneumococcal resistance to recommended first-line macrolides exceed 40% in some areas, while resistance in M. pneumoniae associated with severe disease has been recently reported by the CDC in the United States.

Limitations of Currently Available Treatment Options

When confronted with a new patient suffering from a serious infection caused by an unknown pathogen, a physician may be required to quickly initiate first-line empiric antibiotic treatment, often with a combination of antibiotics, to stabilize the patient prior to definitively diagnosing the particular bacterial infection. However, currently available antibiotic therapies for first-line empiric treatment of CABP suffer from significant limitations.

Bacterial Resistance and Limited Spectrum of Activity

As a result of bacterial resistance, the effectiveness of many antibiotics has declined. For example, the CDC estimates that in 30% of severe S. pneumoniae cases the bacterial pathogen is fully resistant to one or more clinically relevant antibiotics, with 44% of strains resistant to a macrolide in the United States. In addition, fluoroquinolone resistance in S. pneumoniae has increased from less than 0.5% to more than 3% of cases in some regions of North America, which parallels increased total fluoroquinolone prescriptions. Antibiotic resistance has a significant impact on mortality and contributes heavily to healthcare system costs worldwide. According to the CDC, cases of resistant pneumococcal pneumonia result in 32,000 additional doctor visits, approximately 19,000 additional hospitalizations and 7,000 deaths each year. These cases are associated with $96 million in excess medical cost per year in the United States. IDSA/ATS guidelines recommend empiric treatment that provides broad spectrum antimicrobial coverage. None of the currently available treatment options provides a spectrum of antibacterial coverage as a monotherapy that sufficiently covers all of the most common bacterial causes of CABP, including multi-drug resistant strains.

Difficult, Inconvenient and Costly Regimens

Currently available antibiotics used to treat CABP and other serious infections can be difficult, inconvenient and costly to administer. Physicians typically prefer IV administration for patients hospitalized with more serious illness to ensure adequate delivery of the drug rapidly. Many IV antibiotics are prescribed for seven to 14 days or more and patients can be hospitalized for much or all of this period or require in-home IV therapy. The diagnosis related group, or DRG, reimbursement system often used in the U.S. hospital setting pays a fixed fee for an episode of CABP that may not fully compensate hospitals for the duration of hospitalized care. Prolonged IV treatment that extends the period of hospitalization may cause hospital costs to increase in excess of the fixed reimbursement fee, resulting in significant negative impact on healthcare institutions. In addition, to address all likely bacterial pathogens in a patient with a more serious illness, IDSA guidelines recommend using a combination of antibiotics. Combination therapy presents the logistical challenge of administering multiple drugs with different dosing regimens and increases the risk of drug-drug interactions. While IV treatment delivers the drug more rapidly than is possible orally, once a patient is stabilized, oral treatment with the same drug would allow for more convenient and cost-effective out-patient treatment. Because many commonly used antibiotics are only available in IV form, a switch to an oral therapy requires changing to a different antibiotic, which may be less effective for the patient.

Adverse Effects

Currently available antibiotic therapies can have serious side effects. These side effects may include severe allergic reaction, decreased blood pressure, nausea and vomiting, suppression of platelets, pain and inflammation at the site of injection, muscle, renal and oto-toxicities, optic and peripheral neuropathies and headaches. At times, these side effects may be significant and require discontinuation of therapy. As a result, some treatments require clinicians to closely monitor patients’ blood levels and other parameters, increasing the expense and inconvenience of treatment. This risk may be increased with combination therapy, which exposes patients to potential adverse effects from each of the antibiotics used in treatment. For example, fluoroquinolones are associated with tendon rupture and peripheral neuropathy. In addition, fluoroquinolones have been associated with an increased frequency of C. difficile colitis, an overgrowth of a bacteria in the colon that produces a toxin that results in inflammation of the colon and repeated bouts of watery diarrhea. This has resulted in cessation of the use of fluoroquinolones in several countries.

Lefamulin

Overview

We are developing lefamulin to be the first pleuromutilin antibiotic available for systemic administration in humans. Lefamulin is a semi-synthetic derivative of the naturally occurring antibiotic, pleuromutilin, which was originally identified from a fungus called Pleurotus mutilis. Lefamulin inhibits the synthesis of bacterial protein, which is required for bacteria to grow. Lefamulin acts by binding to the peptidyl transferase center, or PTC, on the bacterial ribosome in such a way that it interferes with the interaction of protein production at two key sites known as the “A” site and the “P” site, resulting in the inhibition of bacterial proteins and the cessation of bacterial growth. Lefamulin’s binding occurs with high affinity, high specificity and at molecular sites that are different than other antibiotic classes. We believe that lefamulin’s novel mechanism of action is responsible for the lack of cross-resistance with other antibiotic classes that we have observed in our preclinical studies and clinical trials and may result in slow development of bacterial resistance to lefamulin over time. The binding of lefamulin to the PTC on the bacterial ribosome is depicted in the graphic below.

We are developing both IV and oral formulations of lefamulin. We believe that lefamulin is well suited to be used empirically as monotherapy for the treatment of respiratory tract infections, such as CABP, because of its spectrum of antibacterial activity against both the typical and atypical pathogens causing CABP, including multi-drug resistant pathogens such as MRSA that we have observed in preclinical studies. In preclinical studies and our Phase 1 clinical trials, lefamulin achieved substantial concentrations in the epithelial lining fluid, or ELF, of the lung, the site infected during pneumonia. Lefamulin also provides the ability to switch from IV to oral therapy with the same active ingredient, which we believe will result in a high degree of confidence that clinical response seen early in therapy is likely to be maintained. Furthermore, based on the safety and tolerability data that we have obtained in our preclinical studies and clinical trials completed to date, monotherapy with lefamulin for the treatment of CABP may avoid the adverse effects and cumulative toxicities associated with the use of combination antibiotic therapy.

We have completed a Phase 2 clinical trial of lefamulin for ABSSSI. Based on the clinical results of lefamulin for ABSSSI, as well as its rapid tissue distribution, including substantial penetration into lung tissue and fluids, we initiated two international, pivotal Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. We designed these trials to follow draft guidance published by the FDA for the development of drugs for CABP and guidelines from the EMA for the development of antibacterial agents, as well as our SPA with the FDA regarding the study design of our first Phase 3 clinical trial. According to the draft FDA guidance and FDA feedback, either a Phase 3 clinical trial for CABP, supported by evidence of antibacterial activity accrued during a clinical development program for another indication, such as ABSSSI, or two Phase 3 clinical trials for CABP, may provide evidence of effectiveness in CABP.

Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. We submitted to the FDA an investigational new drug application, or IND, for the IV formulation of lefamulin in September 2009 and an IND for the oral formulation of lefamulin in January 2015. The FDA has designated each of the IV and oral formulations of lefamulin as a QIDP and also granted fast track designations to each of these formulations of lefamulin.

Key Attributes of Lefamulin

We believe that the combination of the following key attributes of lefamulin, observed in clinical trials and preclinical studies, differentiates lefamulin from currently available antibiotics and make lefamulin well suited for use as a first-line empiric monotherapy for the treatment of CABP.

Broad Spectrum of Activity and Potential for Slow Development of Bacterial Resistance Over Time

We expect lefamulin’s spectrum of antibacterial activity against typical and atypical pathogens could eliminate the need to use a combination of antibiotics for the treatment of CABP. In our completed Phase 2 clinical trial, IV lefamulin achieved a high cure rate against multi-drug resistant Gram-positive bacteria, including MRSA. In addition, in preclinical studies, lefamulin showed activity against a variety of Gram-positive bacteria, including S. pneumoniae and S. aureus, that are resistant to other classes of antibiotics, Gram-negative bacteria, including H. influenzae and M. catarrhalis, and atypical bacteria, including C. pneumoniae, M. pneumoniae and L. pneumophila. Included in lefamulin’s spectrum of activity are all bacterial pathogens identified by IDSA as the most common causes of CABP for hospitalized patients who are not in the intensive care unit, as well as strains of the above listed bacteria that are resistant to other classes of antibiotics, including penicillins, cephalosporins, fluoroquinolones and macrolides.

In our preclinical studies and clinical trials of lefamulin, we have observed little decrease in susceptibility to lefamulin, suggesting a low potential for rapid emergence of increased resistance. Based on observations from our preclinical studies and clinical trials of lefamulin, as well as industry experience with pleuromutilins used in veterinarian medicine over the last 30 years, we believe that lefamulin’s novel mechanism of action is responsible for the lack of cross-resistance observed with other antibiotic classes and may result in slow development of bacterial resistance to lefamulin over time.

Convenient Dosing Regimen; Potential for Switching from IV to Oral Treatment

We have developed both an IV and oral formulation of lefamulin, which we are utilizing in our Phase 3 clinical trials of lefamulin for the treatment of CABP. The administration of lefamulin as a monotherapy avoids the need for the complicated dosing regimens typical of multi-drug cocktails and affords the potential to avoid the safety and efficacy concerns that can accompany switching from an IV agent to a different class of oral antibiotic. We believe the availability of both IV and oral administration, and an option to switch to oral treatment, would be more convenient for patients and could reduce the length of a patient’s hospital stay and the overall cost of care. The potential reduction in the overall cost of care could be particularly meaningful to healthcare institutions, as the DRG reimbursement system pays a fixed fee for the treatment of CABP regardless of the length of hospital stay. We believe that our Phase 3 trial design will permit us to submit for approval of both IV and oral formulations of lefamulin, subject to obtaining favorable results, including achievement of the primary efficacy endpoints of the trials.

Favorable Safety and Tolerability Profile

We have evaluated lefamulin in over 440 subjects and patients in our Phase 1 and Phase 2 clinical trials. In these trials, lefamulin has exhibited a favorable safety and tolerability profile. In our Phase 2 clinical trial of lefamulin, no patient suffered any serious adverse events that were determined to be related to lefamulin, and safety and tolerability were comparable to vancomycin, the control therapy in the trial. In addition, no clinically significant change in electrocardiogram, or ECG, was measured, and no drug-related cardiovascular adverse events were reported. Furthermore, we believe the use of lefamulin as a monotherapy would present fewer potential complications relative to the use of multiple antibiotics as combination therapy. We will further evaluate the safety and tolerability of lefamulin in our Phase 3 clinical trials.

Phase 3 Clinical Trials

We are conducting a pivotal clinical trial program of lefamulin for the treatment of CABP consisting of two international Phase 3 clinical trials. We initiated the first of these trials in September 2015 and the second trial in April 2016. We designed these trials to comply with the guidelines of The International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which are currently used as guidance by the FDA, and good clinical practices. We are conducting these trials at centers in the United States, Europe, Asia and selected countries in the southern hemisphere. We are currently enrolling patients in each of these clinical trials in several countries and are continuing with the regulatory steps necessary to initiate and conduct these trials, including submission of the trial protocol and relevant information about lefamulin to local regulatory authorities and ethics review committees in other countries.

First Phase 3 Clinical Trial

We designed our Phase 3 clinical trials to follow the draft guidance published by the FDA for the development of drugs for CABP and guidance from the EMA for the development of antibacterial agents with the goal of positioning lefamulin as a first-line empiric monotherapy for the treatment of CABP. We reached agreement with the FDA in September 2015 on a SPA regarding the study design for our first Phase 3 clinical trial and obtained input from select European authorities in anticipation of submitting a new drug application with the FDA and a marketing authorization application, or MAA, with the EMA, in each case, for the treatment of CABP. In April 2016, we reached agreement with the FDA regarding an amendment to the SPA. We also plan to conduct a number of studies to support FDA approval of lefamulin, including studies in patients with hepatic insufficiency and renal impairment. If we complete the two Phase 3 clinical trials of lefamulin when we anticipate and obtain favorable results, we expect to submit an NDA to the FDA and an MAA to the EMA in 2018.

Our first Phase 3 clinical trial of lefamulin for the treatment of CABP is a multi-center, randomized, controlled, double-blind study comparing lefamulin to moxifloxacin, a fluoroquinolone antibiotic. Linezolid, or matching placebo, can be added to treatment if an investigator suspects that a patient is infected with MRSA prior to randomization, as moxifloxacin is not approved to treat MRSA. This trial is designed to assess the non-inferiority of lefamulin compared to moxifloxacin, with or without linezolid. We expect the study population will include male and female patients of at least 18 years of age. Our initial study design targeted the enrollment of approximately 740 patients in this trial, which following the amendment to the SPA was revised to as low as 550 patients, of which we expect a small proportion will require linezolid to be added.

Lefamulin will be dosed at 150 mg IV every 12 hours. The comparator drugs will be dosed according to their approved labeling, with moxifloxacin dosed at 400 mg IV daily and linezolid at 600 mg IV every 12 hours. Based on pre-defined criteria, investigators will have the option to switch patients to oral therapy after three days (at least six doses) of IV study medication. Lefamulin will be administered orally as one 600 mg tablet every 12 hours, moxifloxacin at 400 mg daily and linezolid at 600 mg every 12 hours. Based on the pharmacokinetic profile of lefamulin, we expect oral dosing of one 600 mg tablet every 12 hours to have a similar therapeutic benefit as IV dosing of 150 mg every 12 hours.

All patients enrolled in this trial will be classified as Pneumonia Outcomes Research Team, or PORT, severity of at least 3 on a scale of 1 to 5, which corresponds to moderate to severe clinical disease. Patients who have previously taken no more than one dose of a short acting, potentially effective antibiotic for the treatment of the current CABP episode within 24 hours of receiving the first dose of study medication will be allowed to participate in the trial but will comprise only up to 25% of the total intent to treat, or ITT, population. Patients with confirmed S. aureus bacteremia will be discontinued from the trial. Investigators will obtain baseline Gram’s stain and culture of suitable specimens from the site of infection. Patients will be treated for a minimum seven days and a maximum of ten days.

We will assess patients on day 4, at the end of treatment, or EOT, within 48 hours of administration of the final dose of study medication, at a TOC visit between five and ten days after administration of the final dose of study medication and at a telephone follow-up 30 days after administration of the first dose of study medication.

We will evaluate the following patient subsets:

•                  an ITT population consisting of all randomized patients regardless of whether they have received study medication;

•                  a modified intent to treat, or MITT, population consisting of all randomized subjects who receive any amount of study drug;

•                  a microbiological intent to treat, or microITT, population consisting of all subjects in the ITT population who have at least one baseline bacterial pathogen known to cause CABP, Legionella pneumophila from an appropriate microbiological specimen, or CABP caused by Mycoplasma pneumoniae or Chlamydophila pneumoniae;

•                  a clinically evaluable, or CE, population which is a subset of the ITT population that will include subjects who meet the criteria for CABP and who have received at least the pre-specified minimal amount of the intended dose of study drug and duration of treatment, do not have an indeterminate response based on the investigator’s assessment of clinical response at EOT for the CE-EOT population and at TOC for the CE-TOC population, did not receive concomitant antibacterial therapy, other than adjunctive linezolid, that is potentially effective against CABP pathogens (except in the case of clinical failure) from the first dose of study drug through the EOT visit for the CE-EOT population and through the TOC visit for the CE-TOC population, and for whom there are no other confounding factors that interfere with the assessment of the outcome; and

•                  a microbiologically evaluable, or ME, population consisting of all subjects who meet the criteria for inclusion in both the microITT, CE-EOT and ME-EOT populations or the CE-TOC and ME-TOC populations.

The primary efficacy endpoint for the trial for the FDA is the proportion of patients in the ITT population for each of the lefamulin treatment group and the moxifloxacin treatment group who are alive, have improvement in at least two of the four cardinal symptoms of CABP as outlined in the current FDA guidance, have no worsening in any of the four cardinal symptoms of CABP and have not received a concomitant antibiotic (other than linezolid) for the treatment of CABP up through 120 hours after the first dose of lefamulin. This endpoint is also referred to as early clinical response. The four cardinal symptoms of CABP, as outlined in the current FDA guidance, are difficulty breathing, cough, production of purulent sputum and chest pain.

The primary efficacy endpoint for the EMA is the clinical success rate at the TOC visit for lefamulin in both the CE and MITT populations compared to moxifloxacin. Clinical success is based on the investigator’s assessment that a patient has clinically responded to lefamulin, which means that the patient has complete resolution or significant improvement of all local and systemic signs and symptoms of infection such that no additional antibiotic treatment is administered for the treatment of the current episode of CABP.

Key secondary efficacy and exploratory endpoints for our first Phase 3 clinical trial include the following:

•                  assessment of response for the primary efficacy outcome of early clinical response (the FDA primary endpoint) in the microITT population;

•                  assessment of response in each treatment group with an investigator assessment of clinical response at TOC (the EMA primary endpoint) in the microITT and ME-TOC populations;

•                  assessment of the microbiological response by pathogen for the microITT and ME-TOC populations at TOC; and

•                  assessment of all-cause mortality through day 28 in the ITT population.

In April 2016, we reached an agreement with the FDA under the Special Protocol Assessment procedure to amend the design of our first Phase 3 clinical trial of lefamulin for the treatment of CABP. The amendment to the SPA followed discussions with the FDA regarding the design of our second Phase 3 clinical trial of lefamulin as well as discussions regarding the overall Phase 3 development program for lefamulin for the treatment of CABP. We believe the design of the study remains within the parameters set forth in the FDA Guidance for Industry Community-Acquired Bacterial Pneumonia: Developing Drugs for Treatment. Key amendments to the study include:

•                  modify the non-inferiority margin of the primary FDA endpoint of early clinical response from 10% to 12.5%;

•                  reduce the total number of patients to be enrolled in the study from 740 to as low as 550 as a result of a revision of the non-inferiority margin;

•                  simplify the treatment regimens; and

•                  increase of the duration of therapy from a minimum of five days to a minimum of seven days.

Second Phase 3 Clinical Trial

Our second Phase 3 clinical trial of lefamulin for the treatment of CABP is a multi-center, randomized, controlled, double-blind study comparing oral lefamulin to moxifloxacin, a fluoroquinolone antibiotic.  This trial is designed to assess the non-inferiority of oral lefamulin compared to moxifloxacin. We expect the study population will include male and female patients of at least 18 years of age. We are targeting the enrollment of approximately 738 patients in this trial.

Lefamulin will be dosed orally at 600mg every 12 hours. The comparator drug moxifloxacin will be dosed according to approved labeling at 400 mg daily. All medications will be administered according to a double-blind and double-dummy design.

All patients enrolled in this trial will be classified as PORT severity of at least 2 on a scale of 1 to 5 which corresponds to moderate disease. Patients who have previously taken no more than one dose of a short acting, potentially effective antibiotic for the treatment of the current CABP episode within 24 hours of receiving the first dose of study medication will be allowed to participate in the trial but will comprise only up to 25% of the total intent to treat, or ITT, population.  Investigators will obtain baseline Gram’s stain and culture of suitable specimens from the site of infection. Patients will be treated for five days (lefamulin) vs. 7 days (moxifloxacin).  We will assess patients on day 4, at the end of treatment, or EOT, within 48 hours of administration of the final dose of study medication, at a TOC visit between five and ten days after administration of the final dose of study medication and at a telephone follow-up 30 days after administration of the first dose of study medication.

We will evaluate the following patient subsets:

•                  an ITT population consisting of all randomized patients regardless of whether they have received study medication;

•                  a MITT population consisting of all randomized subjects who receive any amount of study drug;

•                  a microITT, population consisting of all subjects in the ITT population who have at least one baseline bacterial pathogen known to cause CABP, Legionella pneumophila from an appropriate microbiological specimen, or CABP caused by Mycoplasma pneumoniae or Chlamydophila pneumoniae;

•                  a clinically evaluable, or CE, population which is a subset of the ITT population that will include subjects who meet the criteria for CABP and who have received at least the pre-specified minimal amount of the intended dose of study drug and duration of treatment, do not have an indeterminate response based on the investigator’s assessment of clinical response at EOT for the CE-EOT population and at TOC for the CE-TOC population, did not receive concomitant antibacterial therapy, other than adjunctive linezolid, that is potentially effective against CABP pathogens (except in the case of clinical failure) from the first dose of study drug through the EOT visit for the CE-EOT population and through the TOC visit for the CE-TOC population, and for whom there are no other confounding factors that interfere with the assessment of the outcome; and

•                  a microbiologically evaluable, or ME, population consisting of all subjects who meet the criteria for inclusion in both the microITT, CE-EOT and ME-EOT populations or the CE-TOC and ME-TOC populations.

The primary efficacy endpoint for the trial for the FDA is the proportion of patients in the ITT population for each of the lefamulin treatment group and the moxifloxacin treatment group who are alive, have improvement in at least two of the four cardinal symptoms of CABP as outlined in the current FDA guidance, have no worsening in any of the four cardinal symptoms of CABP and have not received a concomitant antibiotic for the treatment of CABP up through 120 hours after the first dose of lefamulin. This endpoint is also referred to as early clinical response.

The primary efficacy endpoint for the EMA is the clinical success rate at the TOC visit for lefamulin in both the CE and MITT populations compared to moxifloxacin. Clinical success is based on the investigator’s assessment that a patient has clinically responded to lefamulin, which means that the patient has complete resolution or significant improvement of all local and systemic signs and symptoms of infection such that no additional antibiotic treatment is administered for the treatment of the current episode of CABP.

Key secondary efficacy and exploratory endpoints for our second Phase 3 clinical trial include the following:

•                  assessment of response for the primary efficacy outcome of early clinical response (the FDA primary endpoint) in the microITT population;

•                  assessment of response in each treatment group with an investigator assessment of clinical response at TOC (the EMA primary endpoint) in the microITT and ME-TOC populations;

•                  assessment of the microbiological response by pathogen for the microITT and ME-TOC populations at TOC; and

•                  assessment of all-cause mortality through day 28 in the ITT population.

Completed Phase 2 Clinical Trial in ABSSSI

In 2011, we completed a multi-center, randomized, double-blind Phase 2 clinical trial in the United States evaluating the efficacy, safety and pharmacokinetics of the IV formulation of lefamulin compared to vancomycin in patients with ABSSSI. We selected ABSSSI as the indication for the trial to ensure that there would be a significant population of patients with multi-drug resistant Gram-positive bacteria. Gram-positive bacteria are the prevalent pathogens in ABSSSI. We selected vancomycin as the comparison therapy because vancomcyin is one of the antibiotics recommended by IDSA guidelines for the treatment of ABSSSI.

Trial Design

We enrolled 210 hospitalized patients with ABSSSI in the trial. The study population included male and female patients of at least 18 years of age and documented ABSSSI known or suspected to have been caused by a Gram-positive pathogen. Patients must have exhibited two signs of systemic inflammation or evidence of a significant underlying systemic or local medical condition at the time of enrollment and have required IV antibiotic therapy for the treatment of the ABSSSI.

We randomized patients on a 1:1:1 basis to three treatment groups to receive:

•                  100 mg of IV lefamulin every 12 hours;

•                  150 mg of IV lefamulin every 12 hours; or

•                  1,000 mg of IV vancomycin every 12 hours or otherwise dosed as local practice dictated based upon a patient’s kidney function.

Investigators obtained baseline Gram’s stain and culture of suitable specimens from the site of infection. We treated patients for a minimum of five days and a maximum of 14 days. We assessed patients on day 3, at the end of treatment within 24 hours of administration of the final dose of study medication, at a TOC visit between seven and 14 days after administration of the final dose of study medication and at telephone follow-up at 30 days after the last dose of study medication was administered.

The trial protocol specified the following four patient subsets for evaluation:

•                  an ITT population consisting of all randomized patients who received at least one dose of study medication;

•                  an MITT population consisting of all patients in the ITT population who had a documented Gram-positive pathogen culture at baseline;

•                  a CE population consisting of patients who had a confirmed diagnosis of ABSSSI, received study medication as randomized, received at least 80% of expected study medication, did not receive any potentially concomitant antibiotics, were not unblinded and had a response assessment at the TOC visit; and

•                  an ME population consisting of patients in the CE population who had a documented Gram-positive pathogen culture at baseline.

The primary efficacy endpoint of the trial was the clinical success rate at the TOC visit for the 100 mg and 150 mg dosage forms of IV lefamulin in both the CE and MITT populations compared to vancomycin. Clinical success was defined as complete resolution or significant improvement of all local and systemic signs and symptoms of infection with no further systemic antibiotic treatment required.

Key secondary efficacy and exploratory endpoints of the trial included the following:

•                  assessment of clinical response in the ITT and ME populations;

•                  comparison of clinical response by pathogen and microbiological response by pathogen;

•                  change in lesion size and resolution of fever; and

•                  clinical response at day 3.

Evaluation of pharmacokinetic parameters in the trial included analysis of plasma concentrations of lefamulin in blood samples after the first dose on day 1, on day 5 and on the final treatment day.

Three of the 210 patients enrolled in the trial did not receive study medication, resulting in 207 patients in the ITT population. Of the patients in the ITT population, 105 patients had cellulitis (50.7%), 64 patients had abscess with cellulitis (30.9%), 37 patients had wound infections (17.9%) and one patient had burns (0.5%). At least one pathogen responsible for ABSSSI was identified in 155 patients. Of these patients, 152 patients (97.4%) had at least one Gram-positive pathogen, comprising the MITT population. The most frequent Gram-positive pathogen was S. aureus, with the majority, 69.1% of patients in the MITT population, being methicillin-resistant strains. The CE population included 165 patients. The ME population included 129 patients.

Patient demographics were similar across all three treatment groups, except for the presence of diabetes at baseline. The 150 mg lefamulin dose group included a slightly greater proportion of patients with diabetes than the other treatment groups.

Efficacy

In the trial, the patients in the lefamulin treatment groups experienced a similar clinical success rate at the TOC visit as patients in the vancomycin treatment group, in each of the ITT, MITT, CE and ME patient subsets. These results are summarized in the table below. In addition, the clinical success rate in the trial was high for important subgroups of patients based on factors such as primary infection type and diabetes mellitus status. The table below also shows the 95% confidence interval, a statistical determination that demonstrates the range of possible differences in the point estimate of success that will arise 95% of the time that the endpoint is measured. However, this trial was not statistically powered to determine differences between treatment groups. The sample size chosen was to provide clinically meaningful information on efficacy, safety and tolerability. In this table and other tables appearing below, the abbreviation “N” refers to the number of patients or subjects in each group or subgroup.

Clinical Success Rate at the TOC Visit (ITT, MITT, CE and ME Populations)

Population	Clinical Response	Lefamulin 100 mg	Lefamulin 150 mg	Vancomycin 1,000 mg
ITT		N=70	N=71	N=66
	Success N (%)	60 (85.7)	59 (83.1)	54 (81.8)
	Failure N (%)	9 (12.9)	8 (11.3)	9 (13.6)
	Not determined N (%)	1 (1.4)	4 (5.6)	3 (4.5)
	95% CI	(75.3, 92.9)	(72.3, 91.0)	(70.4, 90.2)

MITT		N=50	N=51	N=51
	Success N (%)	41 (82.0)	42 (82.4)	42 (82.4)
	Failure N (%)	8 (16.0)	6 (11.8)	6 (11.8)
	Not determined N (%)	1 (2.0)	3 (5.9)	3 (5.9)
	95% CI	(68.6, 91.4)	(69.1, 91.6)	(69.1, 91.6)

CE		N=60	N=54	N=51
	Success N (%)	54 (90.0)	48 (88.9)	47 (92.2)
	Failure N (%)	6 (10.0)	6 (11.1)	4 (7.8)
	95% CI	(79.5, 96.2)	(77.4, 95.8)	(81.1, 97.8)

ME		N=46	N=43	N=40
	Success N (%)	40 (87.0)	38 (88.4)	38 (95.0)
	Failure N (%)	6 (13.0)	5 (11.6)	2 (5.0)
	95% CI	(73.7, 95.1)	(74.9, 96.1)	(83.1, 99.4)

In the trial, the patients in the lefamulin treatment groups also experienced a similar clinical response at the day 3 visit as patients in the vancomycin treatment group in each of the ITT, MITT, CE and ME patient subsets. The clinical response results for the ITT patient subset are presented in the table below. Importantly, the assessment at day 3 included evaluation of a new primary endpoint recommended by the FDA of at least a 20% reduction in area of erythema, or redness.

Clinical Response at Day 3 (ITT Population)

Definition of Responder Used	Lefamulin 100 mg (N=70) N (%)	Lefamulin 150 mg (N=71) N (%)	Vancomycin 1,000 mg (N=66) N (%)
Overall clinical response	53 (88.3)	48 (88.9)	44 (86.3)
Absence of fever at Day 3	67 (95.7)	67 (94.4)	61 (92.4)
No increase in area of erythema plus absence of fever	60 (85.7)	59 (83.1)	53 (80.3)
No increase in area of erythema and swelling and absence of fever	53 (75.7)	53 (74.6)	49 (74.2)
>20% reduction in area of erythema	52 (74.3)	50 (70.4)	47 (71.2)

A list of all pathogens identified at baseline along with the corresponding eradication rate by treatment group in the MITT patient subset is presented in the table below. Microbiological eradication rate was defined as the proportion of patients with a microbiological outcome of eradication or presumed eradication based on cultures from both the primary infection site and blood cultures. Patients with indeterminate or missing clinical responses were considered non-eradication. Overall, in the MITT population, microbiological success was achieved in 40 of 50 patients (80.0%) in the lefamulin 100 mg group, 43 of 51 patients (84.3%) in the lefamulin 150 mg group, and 42 of 51 patients (82.4%) in the vancomycin group. We did not observe development of decreased susceptibility to lefamulin or vancomycin during the trial. In this table, the abbreviation “n” refers to the number of patients who had a microbiological outcome of eradication or presumed eradication for each specified pathogen.

Sponsor-Assessed Microbiological Eradication Rate at the TOC Visit by Baseline Target Pathogen (MITT Population)

Baseline Pathogen	Lefamulin 100mg (N=50) n/N (%)	Lefamulin 150mg (N=51) n/N (%)	Vancomycin 1,000mg (N=51) n/N (%)
Staphylococcus aureus	35/44 (79.5)	41/47 (87.2)	40/47 (85.1)
MRSA	28/34 (82.4)	28/32 (87.5)	32/39 (82.1)
MSSA	8/11 (72.7)	13/15 (86.7)	8/8 (100.0)
Streptococcus species	6/7 (85.7)	3/5 (60.0)	4/7 (57.1)
Streptococcus pyogenes	2/3 (66.7)	1/2 (50.0)	1/4 (25.0)
Streptococcus agalactiae	2/2 (100.0)	2/3 (66.7)	0/0 (0.0)
Streptococcus Group C	0/0 (0.0)	0/0 (0.0)	1/1 (100.0)
Streptococcus Group F	1/1 (100.0)	0/0 (0.0)	0/0 (0.0)
Streptococcus Group G	0/0 (0.0)	0/1 (0.0)	1/1 (100.0)
Streptococcus constellatus	1/1 (100.0)	0/0 (0.0)	0/0 (0.0)
Streptococcus intermedius	1/1 (100.0)	0/0 (0.0)	2/2 (100.0)

We evaluated the clinical success of lefamulin against S. aureus, which is the most commonly identified cause of ABSSSI. The clinical success rate against a variety of subsets of S. aureus based on in vitro antibiotic susceptibility (methicillin-resistance), as well as the presence or absence of the virulence factors PVL-positivity or USA300, are clinically important, as limited therapeutic options exist to treat such infection. A summary of the clinical success rate against S. aureus is presented in the table below. The clinical success rates for lefamulin against PVL-positive MRSA and USA300 MRSA strains were similar to, or numerically higher than, the corresponding clinical success rates for vancomycin. In this table, the abbrevation “n” refers to the number of patients with clinical success for each specified pathogen.

Clinical Success Rate at the TOC Visit by Baseline Target Pathogens (S. aureus) (MITT Population)

Baseline Pathogen PVL/PFGE Type	Lefamulin 100 mg (N=50) n/N (%)	Lefamulin 150 mg (N=51) n/N (%)	Vancomycin 1,000 mg (N=51) n/N (%)
Staphylococcus aureus	36/44 (81.8)	41/47 (87.2)	40/47 (85.1)
MRSA	29/34 (85.3)	28/32 (87.5)	32/39 (82.1)
PVL positive	27/32 (84.4)	27/31 (87.1)	30/37 (81.1)
PFGE USA300	21/25 (84.0)	18/19 (94.7)	21/27 (77.8)
MSSA	8/11 (72.7)	13/15 (86.7)	8/8 (100.0)
PVL positive	4/6 (66.7)	7/8 (87.5)	4/4 (100.0)

The mean duration of exposure to study medication treatment was approximately seven days for all groups, and almost 70% of patients completed therapy within that time.

Safety and tolerability

Lefamulin was well tolerated in this trial. No patient in the trial suffered any serious adverse events that were found to be related to lefamulin, and no patient in the trial died. The percentage of patients in the trial arms that experienced any treatment emergent adverse event were similar across treatment groups: 71.4% in the lefamulin 100 mg group, 69.0% in the lefamulin 150 mg group and 74.2% in the vancomycin group. Most of the treatment emergent adverse events were mild to moderate in severity. The table below shows the adverse events experienced by patients in the trial that were assessed by the investigator as possibly or probably related to study medication.

Drug-Related Treatment-Emergent Adverse Events by Preferred Term Reported by More Than 2% of Patients in the ITT Population

Adverse Event	Lefamulin 100 mg (N=70) N (%)	Lefamulin 150 mg (N=71) N (%)	Vancomycin 1,000 mg (N=66) N (%)
Headache	5 (7.1)	9 (12.7)	10 (15.2)
Nausea	5 (7.1)	6 (8.5)	10 (15.2)
Infusion site phlebitis	4 (5.7)	2 (2.8)	0 (0.0)
Diarrhea	3 (4.3)	4 (5.6)	4 (6.1)
Vomiting	3 (4.3)	2 (2.8)	3 (4.5)
Alanine aminotransferase increased	2 (2.9)	2 (2.8)	3 (4.5)
Pruritus generalized	2 (2.9)	1 (1.4)	4 (6.1)
Creatine phosphokinase increased	2 (2.9)	1 (1.4)	0 (0.0)
Phlebitis	2 (2.9)	0 (0.0)	0 (0.0)
Vulvovaginal mycotic infection	2 (2.9)	0 (0.0)	0 (0.0)
Abdominal pain	1 (1.4)	2 (2.8)	0 (0.0)
Aspartate aminotransferase increased	1 (1.4)	1 (1.4)	2 (3.0)
Pruritus	0 (0.0)	2 (2.8)	8 (12.1)
Infusion site pain	0 (0.0)	2 (2.8)	0 (0.0)
Tinnitus	0 (0.0)	2 (2.8)	0 (0.0)
Infusion site reaction	0 (0.0)	2 (2.8)	0 (0.0)
Constipation	0 (0.0)	1 (1.4)	3 (4.5)
Insomnia	0 (0.0)	0 (0.0)	2 (3.0)

The incidences of pain, tenderness, itching, erythema, swelling and thrombosis at the infusion site were higher for the lefamulin 100 mg group and the lefamulin 150 mg group than for the vancomycin group. The majority of these local tolerability symptoms were mild in severity. No patient had a severe local tolerability issue of erythema or swelling. No patient had a local tolerability issue of necrosis. When summarized on an infusion basis, the proportions of infusions with local tolerability events were similar for the treatment groups.

Four patients discontinued study medication following a drug-related adverse event: one patient (1.4%) in the lefamulin 100 mg group (events of hyperhidrosis, vomiting and headache), two patients (2.8%) in the lefamulin 150 mg group (infusion site pain in one patient and dyspnea in the other), and one patient (1.5%) in the vancomycin group (drug eruption).

Because the potential for mild effect on ECG measurements was observed in preclinical studies, we have continued to assess this potential in all human clinical trials we have conducted. In the Phase 2 clinical trial, no change in ECG measurements was considered to be of clinical significance, and no drug-related cardiovascular adverse event was reported. Both lefamulin and vancomycin treatment were associated with a small increase in the QT interval. The QT interval is a measure of the heart’s electrical cycle, with a lengthened QT interval representing a marker for potential ventricular arrhythmia. We plan to continue to evaluate the effect of lefamulin on the QT interval in our Phase 3 clinical trials of lefamulin for CABP.

Pharmacokinetics

The table below summarizes selected pharmacokinetic parameters we obtained from pharmacokinetic sampling in the trial. Cmax refers to the maximum observed peak blood plasma concentration of study medication. AUC refers to the area under the curve in a plot of concentration of study medication in blood plasma over time, representing total drug exposure over time. In this table, the abbreviation “SD” refers to the standard deviation of the results. Standard deviation is a statistical measure used to quantify the amount of variation within a set of data values. A standard deviation close to zero indicates that the data points do not vary greatly from the mean, while a high standard deviation indicates that the data points are spread over a wider range of values.

Summary Statistics for PK Exposure and Secondary PK Parameters

	Dose (mg)	Mean (SD)
Cmax (Day 1)	100	1.57 (0.974)
(µg/mL)	150	1.90 (0.705)

Cmax (Day 5)	100	1.67 (0.974)
(µg/mL)	150	2.06 (0.737)

AUC0-12hr (Day 1)	100	5.14 (2.95)
(µg•hr/mL)	150	6.59 (2.69)

AUC0-12hr (Day 5)	100	6.23 (3.02)
(µg•hr/mL)	150	8.27 (3.11)

Half-life	100	11.0 (5.18)
(hour)	150	13.2 (5.79)

Efficacy for the pleuromutilin class of antibiotics is related to the ratio of total drug exposure over time, measured by the AUC, to minimum inhibitory concentration, or MIC. MIC is the minimum concentration of an antibiotic needed to inhibit growth of an organism. The plasma concentration data obtained from the Phase 2 clinical trial are the first data that describe how lefamulin is absorbed, distributed around the body, metabolized and eliminated in patients suffering from an infection.

Phase 1 Clinical Development

We conducted seventeen Phase 1 clinical trials of lefamulin in Austria, Germany, the United States and the United Kingdom between 2009 and 2015. In these trials, we exposed 321 healthy subjects, including elderly subjects 65 years of age or older, to single or multiple doses of IV or oral lefamulin. The objectives of our Phase 1 clinical trial program have been to understand the absorption and distribution of lefamulin in the blood and target tissues, evaluate the metabolism and elimination route of lefamulin and obtain safety and tolerability data to help predict safe and effective doses of lefamulin for the treatment of patients.

Pharmacokinetic Overview

Our key observations from our Phase 1 clinical trials include the following:

•                  lefamulin is rapidly absorbed and distributed throughout the body after either IV or oral administration;

•                  lefamulin achieves therapeutic concentrations in a variety of target tissues, including the lung, skin and soft tissue;

•                  lefamulin has a half-life between 8.6 and 11.8 hours, which enables a twice daily regimen, and is eliminated primarily through non-renal pathways;

•                  lefamulin is a weak inhibitor of some liver enzymes, but we do not expect to need to adjust the dose of lefamulin when it is co-administered with other drugs;

•                  no statistically significant effects of age, gender, body weight or height, body mass index or other demographics on the pharmacokinetic parameters of lefamulin;

•                  the absolute oral bioavailability of a 600 mg immediate release, or IR,  tablet formulation of lefamulin were 25.8 % in the fasted and and 21% in the fed condition in healthy subjects; and

•                  in the assessment of relative bioavailability, bioequivalence was demonstrated for the fasted IR tablet and the IV dose,  exposure was slightly lower for the fed IR tablet than the IV dose.

Absorption

Lefamulin is absorbed rapidly after oral dosing with or without food. In our Phase 1 clinical trials, steady state blood levels were achieved after two days of dosing every 12 hours, irrespective of the route of administration, and the variability after oral dosing was similar to the variability after IV infusion. Because the ability of pleuromutilin antibiotics to kill bacteria is dependent on the AUC, or total lefamulin exposure over time, to MIC ratio, and IV doses of 150 mg every 12 hours and oral doses of 600 mg every 12 hours achieve similar AUCs, we believe that both regimens are capable of providing a similar therapeutic benefit.

Distribution

Following IV infusion, lefamulin is rapidly distributed throughout the body over approximately 30 minutes. We have observed rapid distribution of lefamulin into tissues, including the skin and ELF of the lung. In CABP, the lung is the target organ where pathogens replicate and cause inflammation that results in mucous production, cough and shortness of breath. Therefore, in 2010, we conducted a Phase 1 clinical trial to assess the pharmacokinetics of lefamulin in 12 healthy subjects. After a single IV administration of 150 mg of lefamulin over 60 minutes, we performed a bronchoalveolar lavage, or BAL, a medical procedure to collect fluid from the lung. We performed BAL analyses in groups of three subjects at 1, 2, 4 and 8 hours after the start of the lefamulin infusion and measured lefamulin concentrations in the ELF, the muscle tissue, soft tissue and blood plasma. In this trial, the exposure of free lefamulin, or the amount of lefamulin not bound to proteins and therefore available to inhibit bacterial growth, achieved in the ELF was approximately 5.7 times greater than free lefamulin exposure observed in blood plasma.

Metabolism

The average half-life, or the time it takes the body to eliminate one-half of the concentration of lefamulin present, is 8.6 to 11.8 hours. The major route lefamulin is eliminated from the body is the gastrointestinal tract, with limited metabolism of lefamulin occurring mainly through a liver enzyme called CYP3A, which is responsible for the metabolism of a wide variety of medication. We have identified only one metabolite, called BC-8041, as exceeding 10% of lefamulin concentrations in the plasma and only when lefamulin was given orally. None of the metabolites of lefamulin have any antibacterial properties.

Drug Interaction Potential

We have performed studies recommended by regulatory authorities to assess the drug-drug interaction potential of new drug products, such as lefamulin. To date, we have not identified any issues of clinical significance.

Safety and Tolerability

Lefamulin has been well tolerated in all Phase 1 trials completed to date. We did not observe any systemic adverse events of clinical concern or any drug-related serious adverse events in these trials. In addition, we did not observe any changes of clinical concern in laboratory safety parameters or vital signs in any subject in any of the trials. The most commonly observed adverse effects with oral administration of lefamulin were related to the gastrointestinal tract, including nausea and abdominal discomfort, while the most commonly observed adverse effects related to IV administration were related to irritation at the infusion site. In addition, lefamulin produced a transient, predictable and reproducible prolongation of the QT interval based on the maximum concentration of the drug in the blood plasma. At therapeutic doses, we expect that the drug will not produce large effects on the QT interval that would be of clinical relevance. We did not observe any drug-related cardiac adverse events, such as increase in ectopic ventricular activity or other cardiac arrhythmia, or clinically relevant ECG findings during the conduct of any of our Phase 1 or Phase 2 clinical trials.

Intravenous Formulation

We have administered IV lefamulin as single and repeat doses every 12 hours for up to 14 days. The most frequently reported adverse events in our Phase 1 clinical trials were pain or erythema at the site of the IV infusion. To further assess local tolerability, we conducted a Phase 1 clinical trial in 2013 to evaluate the local tolerability of two different IV formulations of lefamulin dosed every twelve hours for 7.5 days. In this trial, we compared lefamulin infusions given in normal saline solution, a sterile sodium chloride solution commonly used to administer IV medications, with lefamulin infusions given in a sterile saline solution buffered by a citrate salt that adjusted the pH, or level of acidity, of the solution. We enrolled 60 healthy subjects in the trial, of which 25 received the normal saline solution, 25 received the citrate buffered solution and ten received a matching placebo solution. Although we did not observe any difference between treatment arms over the first three days of study infusions, over the entire treatment period, the incidence of local pain or redness of at least moderate severity was statistically higher with lefamulin in the saline solution (84%), as compared to the citrate buffered infusions (36%) or placebo (10%). There was no statistical difference between citrate buffered infusions and placebo at any time period during the trial. As a result, we will administer lefamulin IV infusions in a citrate buffered saline solution in our Phase 3 clinical trials for CABP.

Oral Formulation

Initially, we administered lefamulin orally in capsules as single and repeat doses for up to five days. Oral administration of lefamulin was generally well tolerated with infrequent reports of mild gastrointestinal findings, such as nausea, abdominal pain and diarrhea. We subsequently developed 600 mg tablets that we have investigated in single and repeat dose studies. These tablets have been well tolerated and shown favorable pharmacokinetics. We will utilize the 600 mg tablets in our Phase 3 clinical trials.

Electrocardiogram Measurements

In our Phase 1 clinical trials, lefamulin was associated with a Cmax-dependent, transient, predictable, reversible and reproducible prolongation of the QT interval. We have closely monitored ECG measurements in all our trials. We did not observe any drug-related cardiac adverse events, such as increase in ectopic ventricular activity or other cardiac arrhythmia, or clinically relevant ECG findings during the conduct of any of our Phase 1 clinical trials. None of the ECG stopping criteria defined in the trial protocols was reached in any clinical trial. We plan to continue to assess the effects of lefamulin on the QT interval in our planned clinical trials.

Preclinical Development

In our preclinical studies, administration of lefamulin was well tolerated in a variety of animal models. Lefamulin was active against a broad range of bacteria, suggesting possible use as monotherapy for CABP with a potential for slow development of bacterial resistance over time.

Nonclinical Safety

In several preclinical safety and toxicity studies, including repeat dose toxicity, local tolerance, genotoxicity, development and reproductive toxicity, and safety pharmacology testing in both rodent and non-rodent species, lefamulin was safe and well tolerated. When we treated rats or monkeys for up to four weeks with either oral or IV lefamulin, we did not identify any specific target organ toxicity. Lefamulin was not associated with genetic damage, effects on fertility or birth defects.

Antimicrobial Spectrum of Lefamulin

We have extensively studied the antimicrobial in vitro activity of lefamulin against a variety of respiratory, or aerobic, and non-respiratory, or anaerobic, bacterial pathogens representing more than 13,600 clinical isolates collected from patients worldwide. A summary of our observations is presented in the table below. MIC90 indicates the concentration of drug that inhibits 90% of the pathogens in vitro, while MIC50 indicates the concentration of drug that inhibits 50% of the pathogens in vitro.

Antimicrobial Activity of Lefamulin Against Gram-Positive, Gram-Negative and Atypical Bacteria

		MIC [µg/mL]
Organism	N	50%	90%
Aerobic and facultative anaerobic Gram-positive microorganisms
S. aureus	6711	0.12	0.12
S. aureus, MSSA	3494	0.12	0.12
S. aureus, MRSA	3217	0.12	0.25
CA-MRSA (USA 300/400)	50	0.12	0.12
VRSA, VISA, hVISA	30	0.06	0.25
Coagulase-negative Staphylococcus species	1133	0.06	0.12
S. epidermidis	474	0.06	0.25
S. pneumoniae	1735	0.12	0.25
S. pyogenes (Group A Streptococcus species)	472	0.03	0.03
S. agalactiae (Group B Streptococcus species)	503	0.03	0.06
Group C Streptococcus species	116	0.03	0.06
Group G Streptococcus species	160	0.03	0.06
Viridans Group Streptococcus species	445	0.12	0.5
E. faecalis	50	>32	>32
E. faecium	850	0.12	8
E. faecium, VSE	361	0.12	>32
E. faecium, VRE	389	0.06	0.5
Aerobic and facultative anaerobic Gram-negative microorganisms
H. influenzae	542	1	2
L. pneumophila	30	0.12	0.5
M. catarrhalis	409	0.12	0.25
N. gonorrhoeae, resistant isolates	58	0.12	0.5
E. coli	40	16	32
Anaerobic microorganisms
C. difficile	43	4	8
Clostridium species	10	1	>16
Peptostreptococcus species	10	0.06	1
Porphyromonas species	10	0.03	0.03
B. fragilis and B. fragilis group	22	>32	>32
Other microorganisms
C. pneumoniae	50	0.02	0.04
C. trachomatis	15	0.02	0.04
M. pneumoniae	50	0.006	0.006

The tables below compare the in vitro activity of lefamulin and various antibiotics for CABP and ABSSSI pathogens against various strains of bacteria, including those resistant to current antibiotics. Unlike other CABP antibiotics, such as ß-lactam/ß-lactamase inhibitor combinations, glycopeptides and oxazolidinones, lefamulin was active against the vast majority of potential respiratory pathogens. When an alternative antibiotic from the same drug class was utilized, it is footnoted within the table and below.

Lefamulin in vitro Activity Against CABP Bacteria

Organism (Number of Strains Tested)	Lefamulin MIC90 [µg/mL]	Moxifloxacin MIC90 [µg/mL]	Azithromycin MIC90 [µg/mL]	Doxycycline MIC90 [µg/mL]	Cefuroxime MIC90 [µg/mL]
Streptococcus pneumoniae (1473)	0.25	<0.5	>4	8	8
Haemophilus influenzae (360)	2	<0.5	2	0.5	2
Moraxella catarrhalis (253)	0.25	<0.5	<0.25	0.25	2
Staphylococcus aureus incl. MRSA (5527)	0.12	>4 (a)	>4 (b)	0.25	*
Legionella pneumophila (30)	0.5	0.015	0.015	*	*
Mycoplasma pneumoniae (50) (c)	0.006	0.2-0.8 (d)	<0.0003	0.04	*
Chlamydophila pneumoniae (50) (e)	0.04	0.32-1.28	0.08-0.16	0.04	*

(a) Levofloxacin used instead of moxifloxacin against S. aureus.

(b) Erythromycin used instead of azithromycin against S. aureus.

(c) Only four strains tested for comparators.

(d) Ciprofloxacin used instead of moxifloxacin against M. pneumoniae.

(e) Only two strains tested for comparators.

*                          Not determined.

Lefamulin displayed potent antibacterial activity against bacterial pathogens predominantly causing skin and blood stream infections, such as S. aureus, coagulase-negative staphylococci, ß-hemolytic and viridans group streptococci, as well as E. faecium, including vancomycin-resistant strains, or VRE.

Lefamulin in vitro Activity Against ABSSSI Bacteria and Pathogens Causing Bacteremia

Organism (Number of Strains Tested)	Lefamulin MIC90 [µg/mL]	Erythromycin MIC90 [µg/mL]	Doxycycline MIC90 [µg/mL]	Vancomycin MIC90 [µg/mL]
S. aureus (5527)	0.12	>4	0.25	1
MSSA (3157)	0.12	>4	0.25	1
MRSA (2370)	0.25	>4	1	1
CoNS (878)	0.12	>4	2	2
E. faecium (536)	4	>4	>8	>16
VRE (304)	0.25	>4	>8	>16
ß-hemolytic Streptococcus species (763)	0.03	>4	8	0.5
S. pyogenes (267)	0.03	<0.25	8	0.5
S. agalactiae (334)	0.03	>4	8	0.5
Viridans group Streptococcus species (245)	0.5	>4	>8	0.5

Activity Against Resistant Strains and Potential for Slow Development of Bacterial Resistance Over Time

When tested against bacterial organisms resistant to macrolides, tetracyclines, quinolones, trimethoprim/sulfamethoxazole, vancomycin, mupirocin or ß-lactams, we did not observe any cross-resistance with lefamulin. Lefamulin displayed activity in vitro against drug-resistant N. gonorrhoeae, VRE, MRSA, multi-drug resistant S. pneumoniae, VISA/hVISA, erythromycin-resistant group A Streptococcus species and clindamycin-resistant group B Streptococcus species, all of which are listed as urgent, serious or concerning threats by the CDC. We utilized the interpretative criteria of the Clinical and Laboratory Standards Institute, or CLSI, to categorize the in vitro activity of each comparator against the organisms listed in the table below as sensitive (%S), intermediate (%I) or resistant (%R). Bold and underlined data indicate resistance according to CLSI criteria.

Lefamulin in vitro Activity Against Resistant Bacterial Pathogens Listed as Urgent, Serious or Concerning Threats According to CDC

		MIC [µg/mL]		CLSI
Organism	N	50%	90%	%S /%I /%R
Urgent Threats
Drug-resistant Neisseria gonorrhoeae
Lefamulin	58	0.12	0.5	— / — / —
Azithromycin	58	0.12	1	81.0 /6.9 / 12.1 (b)
Tetracycline	58	0.5	2	19.0 / 56.9 / 24.1 (c)
Ciprofloxacin	58	0.25	16	37.9 / 20.7 /41.4 (c)
Ceftriaxone	54	0.015	0.06	100.0 / 0.0 /0.0 (c)

		MIC [µg/mL]		CLSI
Organism	N	50%	90%	%S /%I /%R
Serious Threats
Methicillin-resistant Staphylococcus aureus (MRSA)
Lefamulin	2,370	0.12	0.25	— / — / —
Clindamycin	2,370	<0.25	>2	63.5 / — / 36.4
Doxycycline	2,370	0.12	1	96.2 / — / 0.8
Erythromycin	2,370	>4	>4	15.0 / — / 84.1
Levofloxacin	2,370	>4	>4	26.8 / — / 71.2
Linezolid	2,370	1	1	100.0 / — / 0.0
Oxacillin	2,370	>2	>2	0.0 / — / 100.0
Trimethoprim/sulfamethoxazole	2,370	<0.5	<0.5	95.8 / — / 4.2
Vancomycin	2,370	1	1	100.0 / — / 0.0
Drug-resistant Streptococcus pneumoniae
Lefamulin	312	0.12	0.25	— / — / —
Azithromycin	312	>4	>4	14.9 / — / 84.8
Ceftriaxone	312	1	2	59.0 / — / 5.4
Doxycycline	312	4	8	32.1 / — 66.7 (d)
Erythromycin	312	>4	>4	15.1 / — / 84.6
Levofloxacin	312	1	1	98.1 / — / 1.6
Penicillin (oral penicillin V)	312	4	4	0.0 / — / 100.0
Trimethoprim/sulfamethoxazole	312	4	>4	21.2 / — / 69.2
Vancomycin	312	0.25	0.5	100.0 / — / 0.0

Vancomycin-resistant Enterococcus faecium
Lefamulin	304	0.06	0.25	— / — / —
Ampicillin	304	>8	>8	0.3 / — / 99.7
Daptomycin	304	2	2	100.0 / — / —
Linezolid	304	1	1	98.7 / — / 0.7
Vancomycin	304	>16	>16	0.0 / 99.3

Concerning Threats
Vancomycin-resistant Staphylococcus aureus
Lefamulin	10	0.06	0.12	— / — / —
Ceftaroline	10	1	1	100.0 / — / —
Daptomycin	10	0.5	0.5	100.0 / — / —
Linezolid	10	1	1	100.0 / — / —
Oxacillin	10	>4	>4	— / — / 100.0
Quinupristin/dalfopristin	10	0.25	0.5	100.0 /— / —
Tigecycline	10	0.06	0.12	100.0 / — / —
Vancomycin	10	>32	>32	— / — /100.0

Erythromycin-resistant Group A Streptococcus species
Lefamulin	25	0.015	0.03	— /— /—
Clindamycin	25	<0.25	>2	56.0 / — / 44.0
Doxycycline	25	<0.05	>8	— / — /—
Erythromycin	25	>4	>4	— / — /100.0
Levofloxacin	25	<0.5	1	96.0 / — / 4.0
Penicillin	25	<0.03	<0.03	100.0 /— / —
Vancomycin	25	0.25	0.5	100.0 / — / —

Clindamycin-resistant Group B Streptococcus species
Lefamulin	69	0.03	0.03	— / — /—
Clindamycin	69	>2	>2	— / — /100.0
Doxycycline	69	8	>8	8.7 / 2.9 / 88.4 (e)
Erythromycin	69	>4	>4	1.4 / 0.0 / 98.6
Levofloxacin	69	<0.5	1	100.0 / — / —
Penicillin	69	<0.03	0.06	100.0 / — / —
Vancomycin	69	0.5	0.5	100.0 /— / —

(a)              Criteria as published by CLSI (2011).

(b)              No breakpoints by CLSI available; criteria as published by the European Committee on Antimicrobial Susceptibility Testing (2014).

(c)               Criteria as published by CLSI (2014).

(d)              No breakpoints by CLSI available; criteria as published by the European Committee on Antimicrobial Susceptibility Testing (2011).

(e)                 Breakpoints of tetracycline applied.

Lefamulin has shown low potential for resistance development in vitro, which we believe is the result of the specific interaction with a binding site on the ribosome. Repeated exposure to low levels of lefamulin in laboratory tests resulted in a slow and step-wise development of resistance in S. aureus, Streptococcus species, and E. faecium. We believe that lefamulin’s low potential for resistance is further supported by the fact that no resistant isolates were collected during our Phase 2 clinical trial in ABSSSI and that, despite the use of pleuromutilins in veterinary medicine for decades, the incidence of pleuromutilin-resistant isolates remains relatively low. Cross-resistance between lefamulin and other classes of antibiotics has also been rarely observed in our studies to date. Based on global surveillance studies conducted to date in more than 13,600 clinical isolates, fewer than 0.02% of isolates contain mutations responsible for methylating, or chemically modifying, the interaction between lefamulin and other protein synthesis inhibiting antibiotics. One example of this mutation is called cfr mutation, which when present has resulted in observed elevations in the MIC90 to lefamulin as well as other antibiotics, such as chloramphenicol and linezolid.

Activity in Animals

We evaluated the activity of lefamulin in a number of murine, or mouse, infection models, including pneumonia, septicemia, and thigh infection models. In these models, lefamulin was efficacious against S. pneumoniae (penicillin- and macrolide-resistant) and S. aureus (methicillin-susceptible, or MSSA, and MRSA). Lefamulin was active against serious lung infections caused by clinically relevant strains of S. pneumoniae or S. aureus. Investigations of the exposure levels in the ELF in the lungs of mice showed rapid distribution of lefamulin into the lung compartment with penetration rates into the ELF of 12-fold compared to free plasma concentration measured in the same mice. We confirmed this result by whole-body imaging using radioactive labeled lefamulin.

Lefamulin also showed high intracellular activity and rapid accumulation in macrophages, or immune cells that are responsible for assisting in clearing bacterial infections from the lung and other body sites, (30- to 50-fold) dependent on the time of incubation and lefamulin concentration. Azithromycin showed a 15- to 20-fold accumulation in the same experiments. Furthermore, the activity of lefamulin was unaffected by lung surfactant, a naturally occurring substance found in the lung that has the ability to inactivate some antibiotics.

Concentrations of Lefamulin Predicted to be Effective in Treating Lung Infections

We believe that results from preclinical analyses of concentrations of lefamulin in lung tissue indicate the potential for favorable outcomes in CABP patients treated with lefamulin. We have provided and discussed with regulatory authorities, including the FDA, these preclinical results and the safety and efficacy of lefamulin observed in subjects and patients with ABSSSI. Based on these discussions, we intend to evaluate the efficacy and safety of lefamulin in our Phase 3 clinical trials for CABP. We used results obtained from pharmacokinetic analyses of lefamulin concentrations over time and pharmacodynamic analyses of the relationship of concentrations of lefamulin and effect, also called PK-PD, to determine the predicted likelihood of achieving lefamulin concentrations in the lung that would be effective at inhibiting the growth of common bacterial causes of CABP. This assessment utilized a population pharmacokinetic model that describes the behavior of lefamulin in blood plasma in subjects and patients with infection, the ELF concentrations achieved in healthy volunteers, in vitro MIC targets for the most common causative pathogens associated with CABP accrued from a robust, global in vitro surveillance library, and mathematical simulations replicating thousands of scenarios that could represent the many possible combinations of lefamulin concentrations achieved and the MIC required to inhibit bacterial growth. Based on these assessments, we believe that a lefamulin regimen of either 150 mg administered by IV every 12 hours or 600 mg administered orally every 12 hours has a probability of 96% or more to achieve concentrations in the ELF that would inhibit the growth of both S. pneumoniae and S. aureus.

Based on all of the available evidence, including lefamulin’s in vitro activity, clinical pharmacokinetics and tissue penetration, and safety and efficacy observed in our Phase 2 clinical trial for ABSSSI, we are using a dose of 150 mg IV or 600 mg orally every 12 hours in our Phase 3 clinical trials of lefamulin for CABP.

Earlier Stage Product Pipeline

Additional Indications for Lefamulin

ABSSSI

Acute bacterial skin and skin structure infections are common and are characterized by a wide range of disease presentations. Gram-positive bacteria, in particular S. aureus, S. pyogenes and S. agalactiae, are the most common pathogens in ABSSSI. The rising frequency of ABSSSI caused by MRSA and the significant increase in the occurrence of CA-MRSA infections over the past 15 years is an increasing concern. According to IDSA Skin and Skin Structure Infection guidelines 2014, in most U.S. cities, CA-MRSA is now the most common pathogen cultured from patients with ABSSSI in emergency departments. While the current standard of care for MRSA infections is vancomycin, the efficacy of this treatment is being compromised because of decreased susceptibility, or even resistance, of S. aureus to vancomycin. In addition, although linezolid is approved for ABSSSI due to MRSA, its use has been limited because of potential adverse events and drug-drug interactions with commonly prescribed concomitant medications such as antidepressants.

The emerging incidence of resistance to multiple antibiotics in pathogens makes ABSSSI increasingly difficult to treat and results in a need for alternate therapies. Based on our preclinical studies and clinical trials, we believe that lefamulin has potential to treat ABSSSI. In preclinical studies, lefamulin has shown in vitro antibacterial activity against the most relevant pathogens responsible for ABSSSI including S. aureus (MSSA, MRSA, and CA-MRSA), S. pyogenes, and S. agalactiae. In our Phase 2 clinical trial evaluating the safety and efficacy of two different doses of the IV formulation of lefamulin administered over five to 14 days compared to vancomycin in patients with ABSSSI, the clinical success rate at test of cure for lefamulin was similar to that of vancomycin. We have discussed the design of a proposed Phase 3 clinical trial to evaluate the efficacy and safety of lefamulin for the treatment of ABSSSI with the FDA and several E.U. regulatory authorities.

Pediatric Indications

Not unlike treatment of infectious diseases in adults, the management of pediatric infections has become more difficult due to the continuing rise in resistance in bacteria. Further complicating antimicrobial selection in the pediatric population is the need for agents to be very well tolerated and available in a final dosage form that can be easily administered to children. Based upon the in vitro antimicrobial spectrum of activity, along with the safety profile observed to date, we believe lefamulin is appropriate for evaluation for the treatment of a variety of pediatric infections, including those affecting the respiratory tract and skin and skin structure. We have begun pediatric formulation development activities to support clinical trials in the pediatric population.

HABP/VABP

One of the major causative organisms of hospital-acquired bacterial pneumonia and ventilator-associated bacterial pneumonia is S. aureus, including MRSA. We are evaluating whether to investigate the utility of lefamulin in the treatment of HABP and VABP. We have deferred commencement of a previously planned Phase 1 clinical trial of lefamulin for VABP in order to focus our efforts and our resources on our ongoing Phase 3 clinical trials of lefamulin for CABP.

STIs

Urethritis and cervicitis caused by N. gonorrhoeae, C. trachomatis or M. genitalium are frequently occurring sexually transmitted infections in the United States and Europe. Left untreated, these infections can cause serious health problems, particularly in women, including chronic pelvic pain, life-threatening ectopic pregnancy and infertility. Resistance in these organisms to the most commonly prescribed antibacterial treatments poses a serious public health threat. For example, the CDC estimates that 30% of the clinical isolates of N. gonorrhoeae are resistant to at least one currently available antibiotic.

In preclinical studies, lefamulin has shown high potency against N. gonorrhoeae, C. trachomatis and M. genitalium, including strains resistant to currently available antibacterial agents. As a result, we are actively assessing a non-clinical and clinical development plan to support the development of lefamulin as a first-line treatment for urethritis, cervicitis and pelvic inflammatory disease.

Osteomyelitis

The incidence of osteomyelitis, which is an infection of the bone, is increasing. The most common causative organism is S. aureus. In the United States, the prevalence of MRSA in these cases ranges from 33% to 55%. Up to 90% of cases of hematogenous osteomyelitis, most frequently in children, are caused by S. aureus. We believe that lefamulin has the potential to be an effective treatment option for osteomyelitis. Lefamulin has shown substantial tissue penetration and activity against the most common causative organism in all forms of osteomyelitis. We believe that based on the safety profile observed to date, lefamulin will be well tolerated for the long term use necessary for the treatment of both adult and pediatric patients with osteomyelitis. The current standard of care for these infections is treatment with vancomycin. We believe the ability to administer lefamulin by either the IV or oral route would provide a significant advantage over agents, such as vancomycin, that can only be administered by IV.

Prosthetic Joint Infections

Infection occurs in approximately 1% of joint replacement surgeries. Although the incidence of infection has been decreasing, the total number of replacement operations has been rising, such that, overall, there is increasing morbidity. The majority of these infections are caused by three organisms: coagulase negative staphylococci, S. aureus (including MRSA) and streptococci, all organisms that are sensitive to lefamulin. The preferred treatment for joint infections with MRSA is vancomycin, with daptomycin and linezolid as alternatives. Vancomycin and daptomycin are administered only by IV for this indication, and linezolid has side effect that affect long term use. We believe that lefamulin could provide an alternative for both IV and oral therapy for these infections cases.

BC-7013 (Topical)

BC-7013 is a semi-synthetic compound derived from pleuromutilin with the potential to be developed for the topical treatment of Gram-postivie infections, including uSSSIs.

BC-7013 is highly active against key bacterial pathogens causing skin and ocular infections, The MIC90 values for BC-7013 against MRSA are up to 20-fold lower than for mupirocin and 8-fold lower than for retapamulin, an FDA-approved topical pleuromutilin. Furthermore, BC-7013 has demonstrated potent activity against Chlamydia trachomatis, the leading cause of blindness in the world, and Propionibacterium acnes, the causative agent of acne.

We observed activity in a superficial skin infection model in mice infected with MRSA. BC-7013 was well tolerated following intranasal administration of an ointment formulation in a Phase 1 clinical trial.

Pleuromutilin Molecule Platform

Our pleuromutilin research program is based on our large and diverse proprietary compound library. We believe that our expertise in the areas of medicinal chemistry, pharmacology and toxicology have enabled targeted discovery of novel pleuromutilins through modification of side chains and core positions in the mutilin moiety. These modifications have resulted in alterations in microbial activity, ADME and toxicity of the semi-synthetic molecules.

Although we ceased our research program evaluating pleuromutilins with extended activity against Gram-negative organisms, we are actively pursuing an in-house discovery program to sustain our pipeline with future product candidates. The aim of this program is the development of novel pleuromutilins with enhanced affinity for the bacterial ribosome directed at increasing the antimicrobial potency and broadening the spectrum of activity to include rare strains with known mechanisms of resistance to the pleuromutilin class (e.g. cfr or Vga mutants). We believe next generation pleuromutlins have the potential to exhibit improved antibacterial activity and a pharmacokinetic profile that may make them well suited for the treatment of respiratory tract infections, acute/complicated bacterial skin infections, sexually transmitted infections and biothreat organisms.

Compounds in Other Antibiotic Classes

In addition to the pleuromutilin research program, we own a ß-lactam library encompassing approximately 2,000 novel broad spectrum cephalosporins and approximately 150 novel ß-lactamase inhibitor molecules. We own all rights and hold one active patent application on file covering ß-lactamase inhibitors.

We also own a library of approximately 200 acremonic acid derivatives which inhibit bacterial protein translation and have an antibacterial profile that covers primarily Gram-positive bacteria, such as S. aureus, MRSA and mupirocin-resistant strains, as well as ß-hemolytic streptococci (Streptococci that are not S. pneumoniae or members of the Viridans family). The first molecules in this series also displayed improved activity against isolates showing resistance against fusidic acid and showed no cross-resistance with other classes of antibiotics tested.

The existing compound libraries of ß-lactam/ß-lactamase inhibitors and acremonic acid derivatives represent an unrecognized portion of our pipeline. The current allocation of our funds and staff are dedicated to advancing the pleuromutilin compounds. Assessment of the ß-lactam/ß-lactamase inhibitors and acremonic acid derivatives compound libraries will be dependent upon additional funding.

Commercialization Strategy

We own exclusive, worldwide rights to lefamulin. We expect that our initial target population for lefamulin will consist of patients with moderate to severe CABP. If lefamulin receives marketing approval from the FDA for the treatment of CABP, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization that we plan to establish. We believe that we will be able to effectively communicate lefamulin’s differentiating characteristics and key attributes to clinicians and hospital pharmacies with the goal of establishing favorable formulary status for lefamulin. If lefamulin receives marketing approval outside of the United States for the treatment of CABP, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin in such markets.

With a targeted initial prescribing base predominantly in the hospital setting, we believe that the targeted hospital sales and marketing organization we would establish would be relatively smaller than competitors who also focus on the retail community prescribing base. We believe that medical education will be a key component of our sales and marketing efforts. We believe that lefamulin’s novel mechanism of action, status as the only member of the class of systemically administered pleuromutilins and anticipated clinical profile support its potential inclusion on formularies and in treatment guidelines.

We plan to evaluate the merits of entering into collaboration agreements with other pharmaceutical or biotechnology companies that may contribute to our ability to efficiently advance our product candidates, build our product pipeline and concurrently advance a range of research and development programs for a variety of indications outside the United States.

Manufacturing

We do not own or operate, and currently have no plans to establish, manufacturing facilities for the production of clinical or commercial quantities of lefamulin, or any of the other compounds that we are evaluating in our discovery program. We currently rely, and expect to continue to rely, on third parties for the manufacture of lefamulin and any further products that we may develop. We have significant in-house knowledge and experience in the relevant chemistry associated with our drug candidate and use these internal resources, alongside third-party consultants, to manage our manufacturing contractors.

We have engaged a limited number of third-party manufacturers to provide all of our raw materials, drug substance and finished product for use in clinical trials. The active pharmaceutical ingredients, or API, and drug products have been produced under master service contracts and specific work orders from these manufacturers pursuant to agreements that include specific supply timelines and volume and quality expectations. We choose the third-party manufacturers of the drug substance based on the volume required and the regulatory requirements at the relevant stage of development. All lots of drug substance and drug products used in clinical trials are manufactured under current good manufacturing practices. Separate third-party manufacturers have been responsible for fill and finish services, and for labeling and shipment of the final drug product to the clinical trial sites.

We do not currently have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of lefamulin if it receives marketing approval. If lefamulin receives marketing approval from any regulatory agency, we intend to enter into agreements with suitable third-party contract manufacturers for the commercial production of this product. We have not yet considered other third-party manufacturers to provide a second source for the supply of lefamulin API and drug product for use in future clinical trials.

Our product candidate is a semi-synthetic organic compound of low molecular weight. The pleuromutilin core of the molecule is produced by fermentation and is manufactured on a significant scale by various manufacturers. We have selected the compound based on efficacy and safety, although it is also associated with reasonable cost of goods, ready availability of starting materials and ease of synthesis. The production of lefamulin has been carried out at a significant scale and we believe the synthetic route to lefamulin is amenable to further scale-up. The synthetic route does not require unusual, or specialized, equipment in the manufacturing process. Therefore, if any of the future drug substance manufacturers were to become unavailable for any reason, we believe there are a number of potential replacements, although delays may be incurred in identifying and qualifying such replacements.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, government agencies and private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain marketing approvals for their products more rapidly than we obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected because in some cases insurers or other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers. We expect that if lefamulin is approved for CABP, it will be priced at a significant premium over competitive generic products. This may make it difficult for us to replace existing therapies with lefamulin.

The key competitive factors affecting the success of our product candidates are likely to be their efficacy, safety, convenience, price and the availability of coverage and reimbursement from government and other third-party payors.

Currently, the treatment of CABP is dominated by generic products. For hospitalized patients, combination therapy is frequently used. Many currently approved drugs are well established therapies and are widely used by physicians, patients and third-party payors. We also are aware of various drugs under development for the treatment of CABP, including solithromycin (Phase 3 clinical trials completed by Cempra Inc.), omadacycline (under Phase 3 clinical development by Paratek Pharmaceuticals Inc.) and delafloxacin (under Phase 3 clinical development by Melinta Therapeutics Inc.).

Intellectual Property

Our success depends in large part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We strive to protect the proprietary technology that we believe is important to our business by, among other methods, seeking and maintaining patents, where available, that are intended to cover our product candidates, compositions and formulations, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary and competitive position.

As of December 31, 2015, we owned 20 different families of patents and patent applications, including 19 families directed to the various pleuromutilin derivatives as compositions of matter, processes for their manufacture, and their use in pharmaceutical compositions and methods of treating disease. The remaining family is directed to ß-lactamase inhibitors. In addition, as of December 31, 2015, we owned one provisional patent application. Our patent portfolio includes 21 issued U.S. patents, 17 granted European patents and 14 granted Japanese patents, as well as patents in other jurisdictions. We also have pending patent applications in the United States, Europe, Japan and other countries and regions, including Asia, Australia, Eastern Europe, and South America, including notably Canada, Brazil, China, Israel, India and Taiwan among others.

All of these patents and patent applications are assigned solely to us and were either originally filed by us or originally filed by Sandoz and subsequently assigned to us.

As of December 31, 2015, our lead product candidate, lefamulin, was protected by the following five patent families and one provisional patent application:

•                  The first patent family includes patents and applications with claims directed to generic classes of compounds that include lefamulin and/or their use in the treatment of microbial infections. This family includes issued patents in the United States, Europe and Japan, as well as issued patents in 10 other jurisdictions. The standard term for patents in this family expires in 2021.

•                  The second patent family includes patents and applications with claims that specifically recite lefamulin and/or its use in the treatment of microbial infections. This family includes two issued patents in the United States and one issued patent in each of Europe and Japan, as well as issued patents in 18 other jurisdictions and 11 pending patent applications in other jurisdictions, including one divisional application in the United States and Europe. The standard term for patents in this family expires in 2028. A patent term adjustment of 303 days has already been obtained in the United States for one patent.

•                  The third patent family includes patents and applications with claims directed to the processes for the manufacture of lefamulin, crystalline intermediates useful in the processes, and the resulting crystalline salts. This family includes five granted patents and pending patent applications in Europe and 21 other jurisdictions. The standard term for patents in this family expires in 2031.

•                  The fourth patent family includes patents and applications with claims directed to processes for the synthetic manufacture of crystalline intermediates useful in the manufacture of lefamulin. This family includes granted patents in Europe and the United States and pending patent applications and granted patents in other jurisdictions. The standard term for patents in this family expires in 2031.

•                  The fifth patent family includes patents and applications with claims directed to pharmaceuticals and treatments for Helicobacter infection, including pleuromutilins, such as lefamulin. This family includes issued patents in the United States, Europe and one other jurisdiction. The standard term for patents in this family expires in 2023. A patent term adjustment of 921 days has already been obtained for the U.S. patent.

•                  The provisional patent application is directed to pharmaceutical compositions of lefamulin and was filed at the USPTO.

Our second most advanced product candidate, BC-7013, is covered specifically in one patent family with patents granted in the United States, Europe and Japan, as well as six other jurisdictions, and pending patent applications in other jurisdictions. The standard term for patents in this family expires in 2027.

The remaining 12 pleuromutilin patent families are directed to either molecules in the intellectual property landscape surrounding our product candidates in development or molecules which can be potentially further developed by us but have not yet been pursued. All patent applications in these families have been filed at least in the United States and Europe, and most have been filed in other countries. The majority of these patent applications have already resulted in granted patents.

Finally, we own one patent family directed to ß-lactamase inhibitor compounds. Patent applications in this family have been filed and granted in the United States and Europe. The standard term for patents in this family expires in 2030.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the filing date of a non-provisional patent application. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a U.S. patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval, or PMA, may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. Thus, in the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates of our patents and patent applications referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

In addition to patents, we may rely, in some circumstances, on trade secrets to protect our technology and maintain our competitive position. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, corporate and scientific collaborators, consultants, scientific advisors, contractors and other third parties. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA reviews, approves and regulates drugs under the federal Food, Drug, and Cosmetic Act, or FDCA, and associated implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the U.S. Department of Justice, or DOJ, or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•                  completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•                  submission to the FDA of an investigational new drug application, or IND, which must take effect before human clinical trials may begin;

•                  approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•                  performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•                  preparation and submission to the FDA of a new drug application, or NDA, summarizing available data to support the proposed approval of the new drug product for the proposed use;

•                  review of the product application by an FDA advisory committee, where appropriate or if applicable and as may be requested by the FDA;

•                  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•                  satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•                  payment of user fees (per published PDUFA guidelines for the applicable year) and securing FDA approval of the NDA; and

•                  compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, where applicable, and the potential to conduct post-approval studies required by the FDA.

Preclinical Studies

Before an applicant begins testing a compound with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, are submitted to the FDA as part of an IND. Additional long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

The IND and IRB Processes

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational drug to humans.  Such authorization must be secured prior to interstate shipment and administration of any new drug that is not the subject of an approved NDA. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold or partial clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

Typically, the FDA will require one IND for early development studies where the sponsor is not sure of the indication or dosage form of the proposed product, or where there are closely related indications within a single review division at FDA, or where there are multiple closely-related routes of administration using the same dosage formulation. On the other hand, multiple INDs may be required where there are two or more unrelated conditions being developed or where multiple dosage forms are being extensively investigated or where multiple routes of administration are being evaluated.

In general, the FDA accepts foreign safety and efficacy studies that were not conducted under an IND provided that they are well designed, well conducted, performed by qualified investigators, and conducted in accordance with ethical principles acceptable to the world community.  The conduct of these studies must meet at least minimum standards for assuring human subject protection.  Therefore, for studies submitted in support of an NDA that were conducted outside the U.S. and not under an IND, the agency requires demonstration that such studies were conducted in accordance with Good Clinical Practices.

In addition to fulfilling the FDA’s requirements governing an IND, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Human Clinical Studies in Support of an NDA

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•                  Phase 1: The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•                  Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•                  Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Special Protocol Assessment Agreements

A Special Protocol Assessment, or SPA, agreement is an agreement between a drug manufacturer and the FDA on the design and size of studies and clinical trials that can be used for approval of a drug or biological product. The FDA’s guidance on such agreements states that an agreement may not be changed by the manufacturer or the agency unless through a written agreement of the two entities or if FDA determines a substantial scientific issue essential to determining the safety or effectiveness of the drug. The protocols that are eligible for SPA agreements are: animal carcinogenicity protocols, final product stability protocols and clinical protocols for Phase 3 trials whose data will form the primary basis for an efficacy claim.

Specifically, under the FDCA, the FDA may meet with sponsors, provided certain conditions are met, for the purpose of reaching a SPA agreement on the design and size of clinical trials intended to form the primary basis of an efficacy claim in a marketing application. If a sponsor makes a reasonable written request to meet with the FDA for the purpose of reaching agreement on the design and size of a clinical trial, then the FDA will meet with the sponsor. If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record. An agreement may not be changed by the sponsor or FDA after the trial begins, except with the written agreement of the sponsor and FDA, or if the director of the FDA reviewing division determines that “a substantial scientific issue essential to determining the safety or effectiveness of the drug” was identified after the testing began. If a sponsor and the FDA meet regarding the design and size of a clinical trial and the parties cannot agree that the trial design is adequate to meet the goals of the sponsor, the FDA will clearly state the reasons for the disagreement in a letter to the sponsor. We reached agreement with the FDA in September 2015 on a SPA regarding the study design of our first Phase 3 clinical trial of lefamulin for the treatment of CABP.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees are typically increased annually. Exceptions or waivers for user fees exist for a small company (fewer than 500 employees, including employees and affiliates) satisfying certain requirements and products with orphan drug designation for a particular indication are not subject to an application user fee provided there are no other intended uses in the NDA.

Following submission of an NDA, the FDA conducts a preliminary review of an NDA generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Standard review, representing most such applications are meant to be reviewed within ten months from the date of filing. Priority review applications are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA may refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions relating to approval of a new drug product.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, in 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months after the application is accepted for filing.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require additional, sometimes substantial, testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Regulation

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with or without clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•                  restrictions on the marketing or manufacturing of the product, suspension of the approval, or complete withdrawal of the product from the market or product recalls;

•                  fines, warning letters or holds on post-approval clinical trials;

•                  refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•                  product seizure or detention, or refusal to permit the import or export of products; or

•                  injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drugs and prescription drug samples at the federal level, and set minimum standards for the regulation of drug distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or NCE, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA.  An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance.  In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•                  the required patent information has not been filed;

•                  the listed patent has expired;

•                  the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•                  the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the ANDA applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

GAIN Exclusivity for Antibiotics

In 2012, Congress passed legislation known as the Generating Antibiotic Incentives Now Act, or GAIN Act. This legislation is designed to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the law grants an additional five years of exclusivity upon the approval of an NDA for a drug product designated by FDA as a QIDP. Thus, for a QIDP, the periods of five-year new chemical entity exclusivity, three-year new clinical investigation exclusivity, and seven-year orphan drug exclusivity, would become ten years, eight years, and twelve years, respectively.

A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (such as resistant Gram-positive pathogens, multi-drug resistant Gram-negative bacteria, multi-drug resistant tuberculosis, and C. difficile) and that is included in a list established and maintained by FDA. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by the FDA and can qualify for “fast track” status.

The additional five years of exclusivity under the GAIN Act for drug products designated by the FDA as QIDPs applies only to a drug that is first approved on or after July 9, 2012. Additionally, the five year exclusivity extension does not apply to: a supplement to an application under FDCA Section 505(b) for any QIDP for which an extension is in effect or has expired; a subsequent application filed with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses. The FDA has designated each of the IV and oral formulations of lefamulin as a QIDP and also granted fast track designations to each of these formulations of lefamulin.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Regulation Outside the United States

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

•                  preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

•                  submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

•                  performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•                  submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•                  satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

•                  potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•                  review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant E.U. regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Approval

Requirements for the conduct of clinical trials in the European Union including Good Clinical Practice, or GCP, are set forth in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the E.U. member states. Under this system, approval must be obtained from the competent national authority of each E.U. member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

In April 2014, the E.U. legislator passed the new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a regulation that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which will be no earlier than May 2016.

The new Regulation (EU) No 536/2014 aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include:

•                  a streamlined application procedure via a single entry point, the E.U. portal;

•                  a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states;

•                  a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned;

•                  strictly defined deadlines for the assessment of clinical trial applications; and

•                  the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

Marketing Authorization

Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all E.U. member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 28 E.U. member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

•                  medicinal products developed by means of one of the following biotechnological processes:

•                  recombinant DNA technology;

•                  controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

•                  hybridoma and monoclonal antibody methods;

•                  advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No 1394/2007 on advanced therapy medicinal products;

•                  medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:

•                  acquired immune deficiency syndrome;

•                  cancer;

•                  neurodegenerative disorder;

•                  diabetes;

•                  auto-immune diseases and other immune dysfunctions; and

•                  viral diseases; and

•                  medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union.

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days, to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states, which in total can take more than 60 days.

Conditional Approval

In specific circumstances, E.U. legislation (Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products), if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization Under Exceptional Circumstances

Under Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

Market Authorizations Granted by Authorities of E.U. Member States

In general, if the centralized procedure is not followed, there are three alternative procedures to obtain a marketing authorization in (one or several) E.U. member states as prescribed in Directive 2001/83/EC:

•                  The decentralized procedure allows applicants to file identical applications to several E.U. member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state.

•                  The national procedure is only available for products intended to be authorized in a single E.U. member state.

•                  A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one E.U. member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Period of Authorization and Renewals

A marketing authorization, other than a conditional marketing authorization, is initially valid for five years and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Regulatory Data Protection

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials.

Transparency

There is an increasing trend in the E.U. towards greater transparency and, while the manufacturing or quality information in marketing authorization dossiers is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the non-clinical and clinical information, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical study reports would be posted on the agency’s website following the grant, denial or withdrawal of a marketing authorization application, subject to procedures for limited redactions and protection against unfair commercial use.

Additional transparency provisions are contained in the new Clinical Trials Regulation (EU) No 536/2014 that will take effect in May 2016 at the earliest.

Regulatory Requirements After a Marketing Authorization has been Obtained

If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and Other Requirements

We will, for example, have to comply with the E.U.’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. E.U. regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the European Union’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual E.U. member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each E.U. member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “patent” means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

A six month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the European Union.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs.  Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product.  The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs.  Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product candidate could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require a clinical trial that compares the cost effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies or so called health technology assessments, in order to obtain reimbursement or pricing approval.  For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. E.U. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market.  Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions.  Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union.  The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained.  Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•                  the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•                  the federal civil and criminal false claims laws, including the civil False Claims Act and civil monetary penalty laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to be made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•                  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other thinsg, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•                  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their respective  implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•                  the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•                  the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•                  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare Reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the Affordable Care Act of importance to potential drug candidates are:

•   an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

•   expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•   expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•   addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•   expanded the types of entities eligible for the 340B drug discount program;

•   established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•   a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•   the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

•   established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Legal Matters

We are not currently subject to any material legal proceedings.

C.      Organizational Structure

The following is a list of our subsidiaries:

Name of subsidiary	Country of registration	Activity	% holding
Nabriva Therapeutics US, Inc.	USA	Research and Development Services	100%

D. Property, Plant and Equipment

Our facilities consist of approximately 3,100 square meters of leased laboratory and office space in Vienna, Austria. This space serves as our corporate headquarters. We also lease approximately 18,200 square feet of office space in King of Prussia, Pennsylvania. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Item 4A:     Unresolved Staff Comments

Not applicable.

Item 5:      Operating and Financial Review and Prospects

The following is a discussion of our financial condition as of December 31, 2014 and 2015 and results of operations and cash flows for the twelve months ended December 31, 2013, 2014 and 2015. You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under the “Risk Factors” and “Forward-Looking Statements” sections set forth elsewhere in this Annual Report.

All amounts included herein with respect to the years ended December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this Annual Report and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We initiated two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We have completed a Phase 2 clinical trial of lefamulin for acute bacterial skin and skin structure infections, or ABSSSI, and seventeen Phase 1 clinical trials of lefamulin in which we exposed healthy subjects to single or multiple doses of IV or oral lefamulin. We plan to pursue a number of additional opportunities for lefamulin, including a development program for use in pediatric patients and potentially for the treatment of ABSSSI, VABP and HABP. In addition, as an antibiotic with potent activity against a wide variety of multi-drug resistant pathogens, including MRSA, we plan to explore development of lefamulin in further indications, including sexually transmitted infections, or STIs, osteomyelitis, prosthetic joint infections and use in pediatric populations. Through our research and development efforts, we have also identified a topical pleuromutilin product candidate, BC-7013, which has completed a Phase 1 clinical trial.

We were incorporated in October 2005 in Austria under the name Nabriva Therapeutics Forschungs GmbH, a limited liability company organized under Austrian law, as a spin-off from Sandoz GmbH and commenced operations in February 2006. In 2007, we transformed into a stock corporation (Aktiengesellschaft) under the name Nabriva Therapeutics AG. In 2014, we established our wholly owned U.S. subsidiary, which began operations in August 2014. We are a development stage company and have not generated any revenue from the sale of products. Since inception, we have incurred significant operating losses. As of December 31, 2015, we had an accumulated deficit of €125.6 million. To date, we have financed our operations primarily through our 2015 initial public offering, private placements of our common shares, convertible loans and research and development support from governmental grants and loans. We have devoted substantially all of our efforts to research and development, including clinical trials. Our ability to generate profits from operations and remain profitable depends on our ability to successfully develop and commercialize drugs that generate significant revenue.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

2015 Initial Public Offering

On September 23, 2015 we completed our initial public offering on the NASDAQ Global Market issuing 9,000,000 American Depositary Shares, or ADSs, at a price to the public of $10.25 per ADS, representing 900,000 of our common shares. Each ADS represents one tenth of a common share. On September 30, 2015 the underwriters of our initial public offering exercised in full their over-allotment option to purchase an additional 1,350,000 ADSs, representing 135,000 common shares, at the initial public offering price of $10.25 per ADS, less underwriting discounts. Including the over-allotment ADSs we sold an aggregate of 10,350,000 ADSs representing 1,035,000 common shares, in our initial public offering, which resulted in gross proceeds of approximately $106.1 million and net proceeds to us of approximately $92.4 million, after deducting underwriting discounts and offering expenses.

April 2015 Financing

In March 2015, we entered into an agreement with existing and new investors to issue and sell common shares with contractual preference rights under a shareholders agreement. We refer to this transaction as our April 2015 financing. In connection with our April 2015 financing, we agreed to sell common shares with contractual preference rights under the shareholders agreement in two tranches. In April 2015, we closed the sale of the first tranche of 730,162 common shares, including the sale of 511,188 common shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 common shares in exchange for certain contributions in-kind consisting of the conversion of outstanding convertible loans and silent partnership interests. See “—Critical

Accounting Policies” for more information regarding the April 2015 financing. We also agreed to sell a second tranche of common shares with contractual preference rights under the shareholders agreement to these investors at their option for an aggregate purchase price of $70.0 million if we did not complete a public offering in the United States within specified parameters or by a specified date. Upon the closing of our initial public offering and issuance of the shares for nominal value in satisfaction of preferred dividends, all contractual preference rights under the shareholders agreement terminated.

Forest Stock Purchase Agreement

In 2012, we entered into a stock purchase agreement with Forest Laboratories Inc., or Forest, pursuant to which Forest agreed to reimburse us for certain external research and development costs and provide us with a $25.0 million loan in exchange for an exclusive right to acquire 100% of our outstanding shares during a one year option period. We and Forest also agreed on a joint development plan for lefamulin during the option period as part of our preparations for the start of our Phase 3 clinical trials and established a joint development committee to oversee the activities and approve any amendments to the joint development plan. Each party had a single vote and decisions had to be made unanimously. Each party was responsible for its own internal costs associated with the joint development plan. As part of this arrangement, Forest reimbursed us for €2.9 million in out-of-pocket third-party research and development costs incurred in connection with the joint development plan in 2013. In 2013, Forest decided not to exercise its right to acquire us and terminated the stock purchase agreement. In connection with this termination, we exercised our contractual right to repurchase the $25.0 million loan for €1.00. We no longer have a commercial relationship with Forest, and no rights or obligations remain outstanding under the stock purchase agreement.

Financial Operations Overview

Revenue

To date we have not generated any revenues from product sales and we do not expect to generate any revenue from the sale of products in the near future. Our success depends primarily on the successful development and regulatory approval of our product candidates and our ability to finance operations. If our development efforts result in clinical success and regulatory approval or we enter into collaboration agreements with third parties for our product candidates, we may generate revenue from those product candidates.

Other Income

Our other income consists principally of non-refundable government grants. Grant income comprises:

•                  grants received from the Vienna Center for Innovation and Technology (Zentrum für Innovation und Technologie, or ZIT) and grants from the Vienna Business Promotion Fund (Wiener Wirtschafsförderungsfonds, or WWFF);

•                  a research premium from the Austrian government equal to 10% of a specified research and development cost base; and

•                  the benefits from government loans at below-market rates of interest granted by the European Recovery Plan, or ERP, Fund and the Österreichische Forschungsförderungsgesellschaft, or FFG.

Our grants from ZIT and WWFF are non-refundable except in limited circumstances. We currently are and expect to remain in compliance with all of the obligations under the grants.

In 2013, other income also included non-recurring income of €20.9 million from the repurchase of the loan from Forest. Additionally, we received cost reimbursements amounting to €2.9 million in 2013 related to the collaboration provisions of our agreement with Forest.

Research and Development Expenses

Research and development expenses represented 71.9%, 71.1% and 74.4% of our total operating expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

For each of our research and development programs, we incur both direct and indirect expenses. Direct expenses include third party expenses related to these programs such as expenses for manufacturing services, non-clinical and clinical studies and other third party development services. Indirect expenses include salaries and related costs, including stock-based compensation, for personnel in research and development functions, infrastructure costs allocated to research and development operations, costs associated with obtaining and maintaining intellectual property associated with our research and development operations, regulatory filings, laboratory consumables, consulting fees related to research and development activities, depreciation of tangible fixed assets allocated to research and development operations and other overhead costs. We utilize our research and development staff and infrastructure resources across several programs, and many of our indirect costs historically have not been specifically attributable to a single program. Accordingly, we cannot state precisely our total indirect costs incurred on a program-by-program basis.

We have expensed all research and development costs incurred to date. We may review this policy in the future depending on the outcome of our current development programs.

The following table summarizes our direct research and development expenses by program and our indirect costs.

	Year Ended December 31,
(in thousands)	2013	2014	2015

Direct costs
Lefamulin	€2,352	€779	€13,153
Other programs and initiatives	129	239	6
Indirect Costs	4,843	6,047	7,631
Total	€7,324	€7,065	€20,790

We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we conduct our Phase 3 clinical trials of lefamulin for the treatment of CABP, pursue the clinical development of lefamulin for additional indications and engage in earlier stage research and development activities. We expect our total future direct research and development costs to fund the clinical development of lefamulin for CABP and to obtain top-line data for our two international Phase 3 clinical trials of lefamulin for the treatment of CABP, which we expect to have in the second half of 2017, to be approximately $70 million. We do not expect to incur significant expenses in the near future for our other programs and initiatives. It is difficult to estimate the duration and completion costs of our other research and development programs.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•                  the scope, progress, costs and results of clinical trials and other research and development activities;

•                  the costs, timing and outcome of regulatory review of our product candidates;

•                  the efficacy and potential advantages of our product candidates compared to alternative treatments, including any standard of care, and our ability to achieve market acceptance for any of our product candidates that receive marketing approval;

•                  the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval; and

•                  the costs and timing of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims.

A change in the outcome of any of these variables with respect to the development of our product candidates could result in a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials or other testing beyond those that we currently contemplate will be required for the completion of clinical development of any product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses represented 28.1%, 28.9% and 25.6% of our total operating expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation not related to research and development activities for personnel in our finance, information technology and administrative functions. General and administrative expenses also include costs related to professional fees for auditors, lawyers and tax advisors and consulting fees not related to research and development operations, as well as functions that are partly or fully outsourced by us, such as accounting, payroll processing and information technology.

We expect general and administrative expenses to increase with the expansion of our staff and management team to include new personnel responsible for finance, legal, information technology and later, sales and business development functions. We also expect increased infrastructure, consulting, legal, accounting, auditing and investor relations expenses associated with being a public company in the United States.

Financial Income and Expenses

In the year ended December 31, 2013, financial income consisted of the adjustment of the carrying amount of our outstanding convertible loans due to an extension of the maturities of these loans to 2014. In the year ended December 31, 2014, financial income consisted of the changes in the fair values of the conversion rights related to our outstanding convertible loans. In the year ended December 31, 2015, financial income consisted primarily of the adjustment of the carrying amount of our outstanding convertible loans due to an extension of the maturities of these loans in January 2015 to December 31, 2015 and to gains resulting from the waiver of the accrued interest and call option rights by the lenders of our outstanding convertible loans in connection with our April 2015 financing.

We deposit our cash and cash equivalents primarily in savings and deposit accounts that have original maturities of three months or less. Our term deposits have original maturities of twelve months or less. Due to the low interest rates currently available, we do not expect material interest income in the near future. Due to the conversion of all outstanding convertible loans in connection with the April 2015 financing, we do not expect any further interest income from the change of fair value of a financial instrument.

Financial expenses consist of interest expense and amortization of other financing fees for the Forest loan in 2013, a €5.0 million loan we entered into with Kreos Capital IV (UK) Limited, or Kreos, in July 2014 and the research and development support loans from the ERP Fund granted in 2010 and the Österreichische Forschungsförderungsgesellschaft, or FFG, granted in 2008, interest expense on our convertible loans, the preferred dividend rights of the shares issued in the April 2015 financing, as well as effects from changes in the fair values of the silent partnership investments, the convertible loans and the related call option and conversion rights. In November 2015, we repaid the €5.0 million Kreos loan.

Results of Operations

Comparison of the Years Ended December 31, 2014 and 2015

	Year Ended December 31,
(in thousands)	2014	2015	Change %
Other income	€1,805	€3,395	88.1%
Research and development expenses	(7,065)	(20,790)	194.3
General and administrative expenses	(2,876)	(7,151)	148.6
Other gains, net	105	2,615	2,390.5
Operating result	(8,031)	(21,931)	(173.1)
Financial income	1,086	6,166	467.8
Financial expenses	(6,363)	(13,344)	109.7
Financial result	(5,277)	(7,178)	(36.0)
Loss before taxes	(13,308)	(29,109)	118.7
Taxes on income	(72)	401	(656.9)
Loss for the period	(13,380)	(28,708)	114.6
Other comprehensive income for the period	(21)	(77)	270.0
Total comprehensive loss for the period	€(13,401)	€(28,785)	114.8%

Other Income

	Year Ended December 31,
(in thousands)	2014	2015	Change %
Research premium	€1,028	€3,240	215.2%
Grants from WWFF and ZIT	355	95	(73.2)
Government grants (IAS 20)	422	60	(85.8)

Total	€1,805	€3,395	88.1%

Other income increased by €1.6 million from €1.8 million for the twelve months ended December 31, 2014 to €3.4 million for the twelve months ended December 31, 2015. The increase was primarily due to a €2.2 million increase in anticipated research premiums as a result of a higher applicable research and development cost base in the twelve months ended December 31, 2015, which was partly offset by a €0.3 million decrease in grant income, due to the end of the ESP project supported by the ZIT grant in December 2014, and a €0.3 million decrease in the benefits from government loans at below-market rates of interest due to our repayment of the ERP loan in July 2014.

Research and Development Expenses

	Year Ended December 31,
(in thousands)	2014	2015	Change %
Direct costs
Lefamulin	€779	€13,153	1688.9%
Other programs and initiatives	239	6	(2.6)%
Indirect costs	6,047	7,631	126.2%

Total	€7,065	€20,790	294.3%

Research and development expenses increased by €13.7 million from €7.1 million for the twelve months ended December 31, 2014 to €20.8 million for the twelve months ended December 31, 2015. The increase was primarily due to higher costs related to preparation for our Phase 3 clinical trials of lefamulin. Direct costs for our other programs and initiatives, including BC-7013, were relatively limited during both periods. The €1.6 million increase in indirect costs from €6.0 million for the twelve months ended December 31, 2014 to €7.6 million for the twelve months ended December 31, 2015 was primarily due to a €1.1 million increase in staff costs related to the addition of employees in the United States and a €0.2 million increase in market research expenses mainly related to our lead product candidate, lefamulin.

General and Administrative Expenses

General and administrative expenses increased by €4.3 million from €2.9 million for the twelve months ended December 31, 2014 to €7.2 million for the twelve months ended December 31, 2015. The increase was primarily due to a €1.3 million increase in professional service fees related to our initial public offering and operating as a public company, a €2.1 million increase in staff costs related to additional employees in the United States and including non-cash compensation expense of approximately €1.2 million related to the options granted under the Stock Option Plan 2015 on July 6, 2015, a €0.3 million increase in infrastructure expenses and a €0.2 million increase in staff travel associated with additional employees.

Other Gains, Net

Other net gains increased by €2.5 million from €0.1 million for the twelve months ended December 31, 2014 to €2.6 million for the twelve months ended December 31, 2015. The increase was almost entirely due to a €2.5 million increase in net gains from exchange rate differences.

Financial Income and Expenses

Financial result increased by €1.9 million from €5.3 million in net financial expenses for the twelve months ended December 31, 2014 to €7.2 million in net financial expenses for the twelve months ended December 31, 2015. During the twelve months ended December 31, 2015, interest and similar expenses decreased by €1.7 million primarily due to a €2.1 decrease of effective interest accrued under the convertible loan agreements, which was partially offset by the prepayment of the €5.0 million loan from Kreos in November 2015 that included payment of discounted future interest on the loan.

The change in other financial income and expenses resulted primarily from a €8.7 million increase in net expense from fair value adjustments of the conversion rights related to our outstanding convertible loans during the twelve months ended December 31, 2015, from income of €1.1 million for the year ended December 31, 2014 to an expense of €7.6 million for the twelve months ended December 31, 2015, related to the valuation impact of the April 2015 financing. This was partly offset by benefits of €3.3 million due to the waiver of interest on our outstanding convertible loans, €1.5 million due to the termination of call options held by the lender of our outstanding convertible loans, and €0.7 million due to fair value adjustments of the call options related to our outstanding convertible loans, all in connection with our April 2015 financing. This was further offset by a €1.1 million increase in income from adjustments of the carrying amounts of financial liabilities in accordance with IAS 39 “Financial Instruments: Recognition and Measurement,” or IAS 39, due to the extension of payment terms on certain of our outstanding convertible loans in January 2015. Expenses due to changes in the valuation of call option related to the Kreos loan increased by €0.4 million from €0.1 for the year ended December 31, 2014 to €0.5 million for the year ended December 31, 2015. The expense for the twelve months ended December 31, 2015 also included a €0.3 million expense due to the acceleration of payment terms on one outstanding convertible loan in accordance with IAS 39 and an €0.1 million expense due to adjustments of the carrying amount of the AWS profit share.

Adjustments to the amortized cost of the silent partnership investments resulted in a €0.7 million increase in expenses from €0.1 million in the twelve months ended December 31, 2014 to €0.8 million in the twelve months ended December 31, 2015.

Comparison of the Years Ended December 31, 2013 and 2014

	Year Ended December 31,
(in thousands)	2013	2014	Change %
Other income	€26,182	€1,805	(93.1)%
Research and development expenses	(7,324)	(7,065)	(3.5)
General and administrative expenses	(2,869)	(2,876)	0.2
Other gains, net	171	105	(38.6)
Operating result	16,160	(8,031)	(149.7)
Financial income	4,026	1,086	(73.0)
Financial expenses	(8,200)	(6,363)	(22.4)
Financial result	(4,174)	(5,277)	(26.4)
Profit (loss) before taxes	11,986	(13,308)	(211.0)
Taxes on income	(776)	(72)	(90.7)
Profit (loss) for the period	11,210	(13,380)	(219.4)
Other comprehensive loss for the year	—	(21)	*
Total comprehensive income (loss) for the year	€11,210	€(13,401)	(219.5)%

*         Not meaningful.

Other Income

	Year Ended December 31,
(in thousands)	2013	2014	Change %
Income from repurchase of Forest Laboratories loan	€20,871	€—	(100.0)%
Cost reimbursements	2,906	—	(100.0)
Research premium	1,449	1,028	(29.1)
Government grants (IAS 20)	659	422	(36.0)
Grants from WWFF and ZIT	297	355	19.5
Total	€26,182	€1,805	*

*         Not meaningful.

Other income decreased by €24.4 million from €26.2 million for the year ended December 31, 2013 to €1.8 million for the year ended December 31, 2014. The decrease was primarily due to our recognition of €20.9 million in other income from our 2013 repurchase of the Forest loan. Additionally, during 2013 we received cost reimbursements of €2.9 million from Forest related to the collaboration provisions of our agreement with Forest.

Other income comprised of grants and research premiums decreased by €0.6 million, or 25.0%, from €2.4 million for the year ended December 31, 2013 to €1.8 million for the year ended December 31, 2014. The decrease is primarily due to a €0.4 million decrease in research premiums as a result of a lower applicable research and development cost base as fewer studies were conducted in 2014.

Research and Development Expenses

	Year Ended December 31,
(in thousands)	2013	2014	Change %
Direct costs
Lefamulin	€2,352	€779	(66.9)%
Other initiatives (including ESP program and BC-7013)	129	239	85.3
Indirect costs	4,843	6,047	24.9
Total	€7,324	€7,065	(3.5)%

Research and development expenses were €7.3 million for the year ended December 31, 2013 and €7.1 million for the year ended December 31, 2014. The decrease of €0.2 million was primarily due to the following:

•                  a decrease of €1.6 million in direct costs for our lefamulin program after the termination of the Forest agreement. During the joint development program with Forest in 2013, sufficient active pharmaceutical ingredient, or API, was produced for the entire Phase 3 clinical development program of lefamulin for CABP. As a result, expenses for API manufacturing decreased by €0.5 million to €0.2 million in 2014. Also, costs related to clinical trials decreased by €0.8 million to zero in 2014 after the termination of the Forest agreement. Direct costs for our other initiatives, including BC-7013, were immaterial in both 2013 and 2014.

•                  an increase in indirect costs of €1.2 million, consisting primarily of an increase in staff costs of €1.0 million, from €2.4 million in 2013 to €3.4 million in 2014, primarily due to an increase of €0.4 million resulting from an increase in research and development headcount in 2014, and the effect in 2013 from the reversal of cash bonus provisions of €0.5 million due to the termination of the Forest agreement. Expenses for research and development consulting increased by €0.2 million, from €0.2 million in 2013 to €0.4 million in 2014.

General and Administrative Expenses

General and administrative expenses were €2.9 million in both the year ended December 31, 2013 and the year ended December 31, 2014. In 2014, there was an increase of €0.5 million to €1.0 million in expenses for accounting, auditing, legal and other consultancy services related to the April 2015 financing as well as the exploration of other financing opportunities. Offsetting this increase was a decrease in employee compensation costs of €0.5 million from €1.6 million in 2013 to €1.1 million in 2014, due to the mutual termination of rights we granted to members of our management board to receive certain payments in the event of a sale of 50% or more of our shares, a merger, or certain other specified events, which we refer to as substance participation rights.

Financial Income and Expenses

Financial result increased by €1.1 million from €4.2 million in net financial expenses in the year ended December 31, 2013 to €5.3 million in net financial expenses in the year ended December 31, 2014. In 2014, interest and similar expenses increased by

€1.8 million primarily due to interest paid on the €5.0 million loan from Kreos and €3.6 million in incremental borrowings under our convertible loan agreements, offset by decreases in such expenses due to our repurchase of the Forest loan in 2013.

The change in other financial income and expenses resulted primarily from a €5.0 million change in income (expense) from fair value adjustments of the conversion rights related to the convertible loans, from an expense of €3.9 million in 2013 to income of €1.1 million in 2014. Adjustments of the carrying amounts of financial liabilities according to IAS 39, due to the extension of payment terms of the convertible loans, resulted in other financial income of €3.8 million in 2013. No such adjustment occurred in 2014.

Taxes on Income

Taxes on income decreased by €0.7 million, or 87.5%, from €0.8 million in the year ended December 31, 2013 to €0.1 million in the year ended December 31, 2014. The higher tax expense in 2013 resulted from €12.0 million in profit before taxes for the period due to €20.9 million of non-recurring income related to our repurchase of the Forest loan in 2013.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have financed our operations through the sale of equity securities, including our initial public offering of ADSs and private placements of our common shares, convertible debt financings and research and development support from governmental grants and loans. As of December 31, 2015, we had cash and cash equivalents of €33.5 million and marketable securities and term deposits of €68.9 million.

On September 23, 2015 we completed our initial public offering on the NASDAQ Global Market issuing 9,000,000 ADSs at a price to the public of $10.25 per ADS, representing 900,000 of our common shares. Each ADS represents one tenth of a common share. On September 30, 2015 the underwriters of our initial public offering exercised in full their over-allotment option to purchase an additional 1,350,000 ADSs, representing 135,000 common shares, at the initial public offering price of $10.25 per ADS, less underwriting discounts. Including the over-allotment ADSs, we sold an aggregate of 10,350,000 ADSs representing 1,035,000 common shares, in our initial public offering, which resulted in gross proceeds of approximately $106.1 million and net proceeds to us of approximately $92.4 million, after deducting underwriting discounts and offering expenses.

In connection with our April 2015 financing, we sold 730,162 common shares with contractual preference rights under a shareholders agreement, including the sale of 511,188 common shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 common shares in exchange for certain contributions in-kind consisting of the conversion of outstanding convertible loans and silent partnership interests. We also agreed to sell a second tranche of common shares with contractual preference rights under the shareholders agreement to the investors in our April 2015 financing at their option for an aggregate purchase price of $70.0 million if we did not complete a public offering in the United States within specified parameters or by a specified date. Upon the closing of our initial public offering and the issuance of the shares for nominal value in satisfaction of the preferred dividend rights, all contractual preference rights under the shareholders agreement terminated.

Between 2011 and 2015 we entered into five convertible loan agreements with certain of our shareholders for proceeds in the aggregate amount of €16.8 million. All outstanding convertible loans converted into common shares with contractual preference rights under the shareholders agreement in connection with our April 2015 financing.

We entered into silent partnership agreements with certain of our shareholders for aggregate proceeds of €0.5 million in the second quarter of 2014 and €1.0 million in the first quarter of 2015. These agreements have terminated and the related claims for repayment were converted into common shares with contractual preference rights under the shareholders agreement in connection with our April 2015 financing.

Also during the second quarter of 2014, we entered into a €5.0 million loan agreement with Kreos that resulted in net proceeds of €4.6 million after deduction of the initial interest and principal payments and transaction costs at closing. In connection with the loan agreement, we granted Kreos Capital IV (Expert Fund) Limited a warrant to purchase our common shares with contractual preference rights under the shareholders agreement, which Kreos Capital IV (Expert Fund) Limited has exercised in full. As collateral for the loan, we pledged our intellectual property, fixed assets exceeding a book value of €1,000, the receivables related to the research premium and our bank accounts. In July 2015, Kreos Capital IV (UK) Limited agreed to release us from the pledge of our intellectual property upon the closing of our initial public offering. We prepaid the €5.0 million Kreos loan in accordance with the terms of the loan agreement in November 2015.

In 2012, we entered into a stock purchase agreement with Forest. Pursuant to the agreement, Forest reimbursed us for certain external research and development costs incurred in connection with the joint development plan and granted us a $25.0 million loan in exchange for an exclusive one-year option to purchase 100% of our outstanding shares. In the second quarter of 2013, Forest decided not to exercise its option and we repurchased the loan for €1.00.

Cash Flows

Comparison of the Years Ended December 31, 2014 and 2015

The table below summarizes our consolidated audited statement of cash flows for the years ended December 31, 2014 and 2015.

	Year Ended December 31,
(in thousands)	2014	2015
Cash flow utilized by operating activities	€(8,660)	€(19,898)
Cash flow utilized by investing activities	(66)	(69,089)
Cash flow generated from financing activities	7,223	120,698
Net cash flow	€(1,503)	€31,711

Cash flow utilized by operating activities increased by €11.2 million from €8.7 million for the year ended December 31, 2014 to €19.9 million for the year ended December 31, 2015 due to a higher net loss of €12.4 million during the year ended December 31, 2015, after adjustments for non-cash amounts included in financial results and other income, along with higher cash interest expense of €0.5 million and higher tax payments of €0.8 million, partly offset by improved working capital of €2.5 million primarily from higher trade and other liabilities.

Cash flow utilized by investing activities increased by €69.0 million from €0.1 million in the year ended December 31, 2014 to €69.1 million in the year ended December 31, 2015 due to the purchases of marketable securities and investments in term deposits. Other investing activities were relatively insignificant in both years and related primarily to the acquisition of equipment in support of our research and development activities.

Cash flow generated from financing activities increased by €113.5 million from €7.2 million for the year ended December 31, 2014 to €120.7 million for the year ended December 31, 2015 primarily due to gross proceeds of €94.5 million ($106.1 million) from our initial public offering in September 2015, cash proceeds of €42.1 million from our April 2015 financing, €3.1 million from the issuance of an additional convertible loan in January 2015 and proceeds of €1.0 million from a new silent partnership agreement in January 2015, compared with net proceeds from our loan from Kreos of €4.6 million, additional convertible loans in the aggregate principle amount of €3.6 million and proceeds of €0.5 million from a new silent partnership agreement in the year ended December 31, 2014. The year over year increase was partially offset by equity transaction costs of €13.4 million and a €4.9 million increase of aggregate repayments of long-term borrowings, including €5.0 million repayments of the Kreos loan in 2015.

Comparison of the Years Ended December 31, 2013 and 2014

The table below summarizes our consolidated audited statement of cash flows for the years ended December 31, 2013 and 2014.

	Year Ended December 31,
(in thousands)	2013	2014
Cash flow utilized by operating activities	€(3,749)	€(8,660)
Cash flow generated from (utilized by) investing activities	2,477	(66)
Cash flow generated from financing activities	1,018	7,223
Net cash flow	€(254)	€(1,503)

Cash flow utilized by operating activities increased by €5.0 million from €3.7 million in 2013 to €8.7 million in 2014 due to cost reimbursements from Forest of €2.9 million received in 2013. Changes in working capital, resulting in a decrease in cash flow of €1.4 million were primarily due to the receipt in 2013 of €1.2 million in research premiums for both 2011 and 2012. Interest payments increased by €0.3 million from €0.1 million in 2013 to €0.4 million in 2014, due to our loan from Kreos.

Cash flow generated from (utilized by) investing activities decreased from €2.5 million in 2013 to approximately zero in 2014 due to our sale of marketable securities in 2013 resulting in proceeds of €2.5 million.

Cash flow generated from financing activities increased by €6.2 million from €1.0 million in 2013 to €7.2 million in 2014 primarily due to net proceeds from our loan from Kreos of €4.6 million and additional convertible loans in the aggregate principal amount of €3.6 million, partly offset by the early repayment of the loan from the ERP Fund in the amount of €1.7 million in 2014.

Funding Requirements

We anticipate that our expenses will increase substantially as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for the treatment of CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to incur additional costs associated with operating as a public company.

In addition, our expenses will increase if and as we:

•                  initiate or continue the research and development of lefamulin for additional indications and of our other product candidates;

•                  seek to discover and develop additional product candidates;

•                  seek marketing approval for any product candidates that successfully complete clinical development;

•                  ultimately establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•                  in-license or acquire other products, product candidates or technologies;

•                  maintain, expand and protect our intellectual property portfolio;

•                  expand our physical presence in the United States; and

•                  add operational, financial and management information systems and personnel, including personnel to support our product development, our operations as a public company and our planned future commercialization efforts.

We expect that our existing cash, cash equivalents, marketable securities and term deposits will be sufficient to enable us to fund our operating expenses and capital expenditure requirements until late 2017 and obtain top-line data for our Phase 3 clinical trials of lefamulin. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through collaboration agreements.

Our future capital requirements will depend on many factors, including:

•                  the progress, costs and results of our Phase 3 clinical trials for lefamulin;

•                  the costs and timing of process development and manufacturing scale-up activities associated with lefamulin;

•                  the costs, timing and outcome of regulatory review of lefamulin;

•                  the costs of commercialization activities for lefamulin if we receive, or expect to receive, marketing approval, including the costs and timing of establishing product sales, marketing, distribution and outsourced manufacturing capabilities;

•                  subject to receipt of marketing approval, revenue received from commercial sales of lefamulin;

•                  the costs of developing lefamulin for the treatment of additional indications;

•                  our ability to establish collaborations on favorable terms, if at all;

•                  the scope, progress, results and costs of product development of any other product candidates that we may develop;

•                  the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•                  the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property-related claims;

•                  the continued availability of Austrian governmental grants;

•                  the rate of the expansion of our physical presence in the United States; and

•                  the costs of operating as a public company in the United States.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. Our commercial revenues, if any, will be derived from sales of lefamulin or any other products that we successfully develop, none of which we expect to be commercially available for several years, if at all. In addition, if approved, lefamulin or any other product candidate that we develop, in-license or acquire may not achieve commercial success. Accordingly, we will need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, and funding from local and international government entities and non-government organizations in the disease areas addressed by our product candidates and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a securityholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2015 that are expected to have an impact on liquidity and cash flow in future periods. The amounts disclosed are the contractual undiscounted cash flow values.

	Payments Due by Period
(in thousands)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Operating lease obligations	€1,448	€2,271	€938	€946	€5,603
Other contractual commitments	€19,558	€18,076	—	—	€37,634
Total	€21,006	€20,347	€938	€946	€43,237

Operating lease obligations include rental agreements for our facilities in Austria and the United States.

Other contractual commitments relate to contracts entered into with contract research organizations and contract manufacturing organizations in connection with the conduct of clinical trials and other research and development activities. Some of these commitments include early termination clauses exercisable at our discretion. The amounts shown above are estimated based on the assumptions that all remaining services will be performed as agreed and all milestones and other conditions of the respective contracts are met.

Capital Expenditures

Our total purchases related to capital expenditures were €68,000 and €150,000 for the years ended December 31, 2014 and 2015, respectively. We made no significant investments in intangible assets during the years ended December 31, 2014 and 2015. Currently, there are no material capital projects planned in 2016. However, we expect capital expenditures to increase over the next 12 to 18 months due to the expansion of our U.S. presence, our two Phase 3 clinical trials for lefamulin and the continued enhancements of our information technology infrastructure.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS Interpretations Committee that are effective for the first time for the fiscal year beginning on or after January 1, 2015 that had or that we expect to have a material impact on our financial position, except the following set out below:

•                  In July 2014, the IASB issued the complete version of IFRS 9 “Financial instruments,” applicable to financial years beginning on or after January 1, 2018, which replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. We are in the process of assessing IFRS 9’s impact on us.

•                  In May 2014, the IASB issued the IFRS 15 “Revenue from contracts with customers,” applicable to financial years beginning on or after January 1, 2017, which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. We are in the process of assessing IFRS 15’s impact on us.

•                  In January 2016, the IASB issued IFRS 16 “Leases,” applicable to financial years beginning on or after January 1, 2019 which relates to the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. We are in the process of assessing IFRS 16’s impact on us.

Off-balance Sheet Arrangements

As of the date of this Annual Report, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than our operating lease obligations for our facilities in Austria and the United States.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of the reporting period, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report, we believe that the following accounting policies are the most critical to understanding and evaluating the estimates and judgments important to the presentation of our financial condition and results of operations and require us to make judgments and estimates on matters that are inherently uncertain and may change in future periods.

Grant Income

Grant income comprises grants received from ZIT and WWFF, the research premium from the Austrian government and the interest advantage of government loans.

The WWFF grant is paid out through our landlord as a monthly rent subsidy and is recognized over the remaining term of the lease agreement until December 2017. The ZIT grants were provided to support specific research projects and are recognized according to the progress of the respective project. The research premium is calculated as a percentage of research and development expenses. It is recognized to the extent the research and development expenses have been incurred. All grants are non-refundable, except in limited circumstances. We are and have been in full compliance with the conditions of the grants and all related regulations. If, in the future, compliance with all obligations cannot be fully assured, any related contingent liability will be recognized in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit due to the difference between the market rate of interest and the rate of interest charged by the governmental organization is measured as the difference between the initial carrying value of the loan and the proceeds received. This benefit is deferred, and recognized through profit and loss over the term of the corresponding financial liabilities.

Convertible Loans

Between 2011 and 2015, we entered into five convertible loans with certain of our shareholders. Under the loans, the lenders had the right to convert their entire claim for repayment of the loans into common shares with contractual preference rights under a shareholders agreement. Depending on whether the loans were converted prior to or following the execution of an external equity financing agreement in the amount of at least €5.0 million, the shares to be delivered upon conversion would have either had the same rights as the latest common shares with contractual preference rights under the shareholders agreement issued or the common shares with contractual preference rights under the shareholders agreement issued in the course of the new equity financing. If a loan would not have been converted, it would have been redeemed on the respective repayment date. In conjunction with the convertible loan agreements we entered into in 2011 and 2012, we also granted the lenders additional call options to acquire common shares with contractual preference rights under the shareholders agreement. No transaction costs were incurred in conjunction with our entry into the convertible loan agreements.

In connection with our April 2015 financing, all of the lenders under our convertible loan agreements waived all rights and claims they had in connection with the convertible loan agreements. In particular, all call option rights as well as claims on payments of accrued interest were waived. All claims for repayment, excluding accrued interest, under all convertible loan agreements, were converted into common shares with contractual preference rights under the shareholders agreement. Any accrued interest, as well as the additional call option rights were forfeited.

The convertible loans represented two financial instruments: an interest bearing loan and an option in the form of an equity conversion right for the holders of these instruments. The loan feature of the contract represented a host debt contract that was accounted for at fair value at inception and subsequently at amortized cost following the effective interest method. The fair value upon initial recognition was determined as the difference between the fair value of the compound financial instrument as a whole and the fair value of the equity conversion right and additional call options, if any.

Due to the fact that the conversion price was not yet fixed but was dependent on future developments, the equity conversion right was considered a financial liability. The conversion right was separated from the host contract and fair valued by use of an option pricing model at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss).

The additional call options represented embedded derivatives to the respective loan agreements and were separated from the main contract. The call options were fair valued by use of an option pricing model at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss).

Silent Partnership

In June 2014 and January 2015, we entered into silent partnership agreements with certain of our shareholders which entitled each of the silent partners to a proportionate share in the fair value of our company, similar to a shareholder, including a share in profit or loss, according to an agreed participation rate.

In connection with our April 2015 financing, all of the claims for repayment of the silent partnership interests, including interest accrued thereon, converted into common shares with contractual preference rights under a shareholders agreement.

Apart from an ordinary termination of the silent partnership agreements, we or the silent partners could have terminated the silent partnership agreements early for material cause. Depending on the cause of termination of the silent partnership agreements, the compensation for the silent partner would have been in cash or in common shares with contractual preference rights under the shareholders agreement. To settle our obligations upon termination of the silent partnership, we could not unilaterally decide to avoid a cash payment, and we would have been obliged to deliver a variable number of our own equity instruments. Therefore, the silent partnership agreement was classified as financial liability according to IAS 32 “Financial Instruments: Presentation.” According to IAS 39, contributions of the silent partner had initially been measured at fair value and subsequently at amortized cost, representing the silent partner’s share in the proceeds resulting from an exit event (trade sale or initial public offering), which was calculated by use of an option pricing model.

April 2015 Financing

In March and April 2015, we entered into agreements with our existing shareholders and certain new investors to issue and sell common shares with contractual preference rights under a shareholders agreement.

The April 2015 financing agreements resulted in the following effects with respect to our existing financial instruments:

•                  all existing convertible loan agreements and silent partnership interests were converted to common shares with contractual reference rights under a shareholders agreement;

•                  the lenders under our convertible loan agreements irrevocably waived their claims for payment of interest accrued on the loan amounts, which was treated as a significant modification according to IAS 39.40;

•                  the lenders under our convertible loan agreements irrevocably waived the call option rights granted under our convertible loan agreements; and

•                  the silent partners irrevocably agreed to the forfeiture of their claims for payment of interest accrued on their silent partnership investments.

Pursuant to our shareholders agreement, signed on April 2, 2015, the holders of the shares issued in our April 2015 financing were granted certain preferential rights. These rights include the right of certain shareholders to acquire additional common shares against payment of the nominal amount of €1.00 per share following an appropriate resolution of all of our shareholders, which we refer to as the preferred dividend. The preferred dividend accrued at a rate per annum of 8%, based on the number of days that have elapsed from the issuance of such shares until the occurrence of certain triggering events, including an initial public offering, a sale of the company and a liquidation. The preferred dividend was cumulative and perpetual. Upon the closing of our initial public offering and the issuance of the shares for nominal value in satisfaction of the preferred dividends, all contractual preference rights terminated in December 2015.

The shares from the April 2015 financing were recorded upon registration of the capital increase in the Austrian commercial register in May 2015. As a result of the preferred dividend rights, we are deemed to have issued a compound instrument consisting of common shares accompanied by the preferred dividends. The proceeds from the April 2015 financing, including the conversion of our convertible loan agreements and the contribution of silent partnership interests, have been allocated between the liability and equity components of the compound instrument in accordance with IAS 32 “Financial Instruments: Presentation”. The liability portion arises as a result of a provision in the shareholders agreement executed in connection with the April 2015 financing under which our shareholders have covenanted to vote in favor of the requisite shareholder resolutions to allow us to satisfy the preferred dividend rights. As a result, we could not avoid fulfilling the preferred dividend rights if a triggering event occurred, and thus, the obligation to satisfy the preferred dividend rights upon the occurrence of a triggering event was outside of our control.

The April 2015 financing and the related conversion of our outstanding convertible loan agreements and silent partnership interests resulted in total consideration of €74.7 million which has been allocated between the liability and the equity components of the compound instrument in accordance with IAS 32. We have measured the liability component by discounting the contractual stream of future cash flows to present value, adjusting for the likelihood and potential timing of the different triggering events specified in the shareholders agreement. The value of the liability was €3.7 million when the shares were issued on May 30, 2015. The equity component of €71.0 million is the residual amount of the consideration from the April 2015 financing after deducting the liability component. Upon the closing of our initial public offering in September 2015, a triggering event occurred as described above, and the holders of the preferred dividend right received 17,149 additional shares against payment of the nominal amount of €1.00 per share, effectively settling the liability component.

Share-based Payments

Our shareholders adopted our Stock Option Plan 2007 on September 12, 2007 and subsequently approved amendments to the Stock Option Plan 2007 on September, 17, 2009, May 9, 2010 and June 30, 2015. References to our Stock Option Plan 2007 in this Annual Report refer to the plan as amended. No additional awards will be granted under the Stock Option Plan 2007. All employees (including members of the management board), selected members of the supervisory board and further participants were eligible to participate in the Stock Option Plan 2007. Options granted under the Stock Option Plan 2007 give beneficiaries the right to acquire our shares. Options granted under the Stock Option Plan 2007 generally vest over four years from the date of participation. Typically, 25% of the options subject to a particular grant vest on the last day of the last calendar month of the first year of the vesting period, a further 25% of the options vests on the last day of the last calendar month of the second year of the vesting period, and the remaining 50% vests on a monthly pro-rata basis over the third and fourth years of the vesting period (i.e., 2.083% per month). However, alternative vesting schedules applied for beneficiaries who had worked for us prior to the date of the adoption of our Stock Option Plan 2007. All options granted under such alternative vesting schedules have fully vested.

The Stock Option Plan 2007 provides that 50% of any then-unvested options shall automatically vest upon a liquidity event, which refers to an exclusive license of or the sale or other disposal of 50% or more of our assets, a sale or other disposal (but not a pledge) of 50% or more of the our shares, a merger of ours with any third party, or a consolidation, liquidation, winding up or other form of dissolution). If a beneficiary has an unjustified termination or a justified premature termination (as such terms are used in the Stock Option Plan 2007) within one year of the liquidity event, all remaining unvested options held by the beneficiary shall automatically vest in full.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2007 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering of our shares occurring during the term of the option, regardless of whether or not the beneficiary is then providing services to us. A beneficiary is entitled to exercise vested options at any time during the remaining term of the option. No options may be exercised under the Stock Option Plan 2007 after September 27, 2017. Any options not exercised by September 27, 2017 automatically terminate and are forfeited.

Beneficiaries are not entitled to transfer vested options, except to individuals by way of inheritance or bequest. Options do not entitle beneficiaries to exercise any shareholder rights. Beneficiaries may exercise shareholder rights only with respect to any shares they hold.

Our shareholders, management board and supervisory board adopted our Stock Option Plan 2015 on April 2, 2015 and our shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. An amendment to the amended and restated Stock Option Plan 2015 was approved by our shareholders on July 22, 2015. References to our Stock Option Plan 2015 in this Annual Report refer to the amended and restated version of the Stock Option Plan 2015, as amended. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of our conditional capital increase approved by our shareholders on June 30, 2015. The Stock Option Plan 2015 provides for the grant of options for up to 95,000 common shares to our employees, including members of our management board, and to members of our supervisory board. Effective as of the closing of our initial public offering, the number of shares available for issuance under the Stock Option Plan 2015 was increased to 177,499 common shares. Grants of stock options for 109,355 common shares under this plan to members of the management board, selected members of the supervisory board and certain employees were made as of December 31, 2015. Options granted under the Stock Option Plan 2015 generally have a term of 10 years and vest over four years. Typically 25% of the options subject to a particular grant vest on the last day of the of the last calendar month of the first year of the vesting period, and the remaining 75% vests on a monthly pro-rata basis over the second, third and fourth years of the vesting period (i.e., 2.083% per month). Any alternative vesting period determined by us is subject to approval by our management board, supervisory board or shareholders, in accordance with applicable voting requirements.

The Stock Option Plan 2015 provides that, if a liquidity event (as defined below) occurs, all options outstanding under the Stock Option Plan 2015 will be assumed (or substantially equivalent awards will be substituted by an acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation)), and any then-unvested options shall continue to vest in accordance with the beneficiary’s original vesting schedule. If a beneficiary is terminated due to a good leaver event (within the meaning of the Stock Option Plan 2015), on or prior to the first anniversary of the date of the liquidity event, the beneficiary’s options will be immediately exercisable in full as of the date of such termination. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) refuses to assume the options outstanding under the Stock Option Plan 2015 or to substitute substantially equivalent options therefor, all then-unvested options under the Stock Option Plan 2015 will automatically vest in full upon the liquidity event. For purposes of the Stock Option Plan 2015, a liquidity event generally refers to an exclusive license of or the sale, lease or other disposal of all or substantially all of our assets, a sale or other disposal (but not a pledge) of 50% or more of the our shares, a merger or consolidation of us with or into any third party, or our liquidation, winding up or other form of dissolution of us.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2015 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering occurring during the term of the option. A beneficiary is entitled to exercise vested options at any time during the remaining term of the option while the beneficiary is providing services to us, and within the three-month period following a termination of the beneficiary’s services due to a good leaver event. Options granted under the Stock Option Plan 2015 will have a term of no more than ten years from the beneficiary’s date of participation.

Beneficiaries of options granted under the Stock Option Plan 2015 are not entitled to transfer vested options, except to individuals by way of inheritance or bequest. Options do not entitle beneficiaries to exercise any shareholder rights. Beneficiaries may exercise shareholder rights only with respect to any shares they hold.

We measure the options under our equity incentive plans at fair value at their grant date in accordance with IFRS 2, “Stock-based Payment,” using the Black-Scholes model. All options under the Stock Option Plan 2007 have an exercise price of €6.72 per share and a maturity of September 27, 2017. See “—Fair Value Estimation” for further detail on valuation parameters. The fair value of such share-based compensation is recognized as an expense over the respective vesting period. Share-based compensation expense under the Stock Option Plan 2007 was €124,000, €72,000 and €64,000 for the years ended December 31, 2013, 2014 and 2015, respectively. No options were granted under the Stock Option Plan 2007 during 2015. The weighted average fair value of the 1,088 options granted in 2014 was €192.07 per share. Options granted during the year ended December 31, 2015 under the Stock Option Plan 2015 have a weighted average exercise price of €69.78 and a grant date fair value of €65.19. We recognized non-cash compensation expense of approximately €1.2 million during the year ending December 31, 2015 related to the options granted under the Stock Option Plan 2015.

We account for related social security contributions as cash-settled share based payment transactions. We recognize a liability over the vesting period in respect of options to be exercised. As of the end of each reporting period we adjust the liability by reference to the current market value of the options.

We expect to grant additional stock options that will result in additional share-based compensation expense. Following the consummation of our initial public offering, we determine stock option values based on the market price of our common shares.

Fair Value Estimation

We use valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments, including stock options under our equity incentive plans.

Valuation of Total Equity and Certain Financial Instruments prior to the IPO

Prior to our initial public offering, the fair value of the total equity was determined by management and took into account the most recently available valuation of the company and the assessment of additional objective and subjective factors we believed were relevant. We considered numerous objective and subjective factors to determine the best estimate of the fair value of the equity and certain financial instruments that represented potential interests in the equity, including the following:

•                  the progress of the research and development programs;

•                  achievement of enterprise milestones, including the entering into collaboration and licensing agreements;

•                  contemporaneous third-party valuations of the common shares;

•                  the forecasted performance and operating results;

•                  the estimated costs of capital to fund operations;

•                  the rights and preferences of the financial instruments, e.g. liquidation preference of common shares with contractual preference rights relative to other common shares, conversion rights of the convertible loan agreements, etc.;

•                  the likelihood of achieving a discrete liquidity event, such as a sale of the company or an initial public offering given prevailing market conditions; and

•                  external market and economic conditions impacting the industry sector.

In determining the fair values of the equity, we considered three generally accepted approaches: the income approach, market approach and cost approach. Based on the stage of development and information available, we determined that the income approach was the most appropriate method.

Discounted cash flow, or DCF, a form of the income approach, is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The discount rate in the DCF analysis was based upon a weighted average cost of capital, or WACC. The WACC was derived by using the Capital Asset Pricing Model and inputs such as the risk-free rate, beta coefficient, equity risk premiums and the size of the company.

After determining the fair value of total equity for each valuation date, the option pricing method, or OPM, was used to estimate the fair value for all financial instruments that represented claims on the company’s assets, including the different share classes as well as the following instruments:

•                  options under the Stock Option Plan 2007 and Stock Option Plan 2015;

•                  the investment from the silent partnership;

•                  options related to our loan from Kreos , and

•                  options and conversion rights related to the convertible loans agreements.

Under this approach, each class of securities was modeled as a combination of call options with a unique claim on the assets of the company. The characteristics of each security’s class defined these claims. This reflected differences in value allocation at different company value levels that result from differences in security classes, for example from liquidation preference rights, dividend accrual, etc. The OPM used the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of the company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the entire equity. Volatility was estimated based on the observed daily share price returns of peer companies over a historic period closely matching the period for which expected volatility is estimated. Volatility is defined as the annualized standard deviation of share price returns. In the allocation of equity, the company also considered valuation outcomes through a sale of the company compared to an initial public offering, and considered the probabilities of each at each valuation date, since the treatment of the liquidation rights were different for these two events. The aggregate value per security class was then divided by the number of securities outstanding to arrive at the value per security.

Our valuations relied on DCF models to derive the total enterprise value. The cash flow projections were based on probability-weighted scenarios which considered estimates of time to market, market share and pricing of lefamulin in the target indications. The cash flow projections were estimated over a period equal to the expected patent life, and a terminal value period was not applied. The expected sales were estimated using a detailed market model that comprises historical and expected number of therapies as well as prices of relevant drugs per indication and region, based on market reports, surveys and estimates by management. Production and research and development costs were estimated at the indication level with general and administrative costs and selling and marketing costs estimated at the overall company level. A WACC of 16.0% was applied for each valuation date. The OPM relied on the anticipated timing and probability of a liquidity event based on then current plans and estimates of the management as per each valuation date. As of July 4, 2014 and December 31, 2014 the probability of an initial public offering was estimated at 60% (2013 and earlier: 10%) and of a sale at 40% (2013 and earlier: 90%). As per December 31, 2014 the estimated volatility was 65% (2013: 80%) based on historical trading volatility for the publicly traded peer companies and a time to liquidity of 0.5 years for the IPO scenario and 2.5 years for the trade sales scenario (2013: 1.2 years and 4.4 years, respectively).

In the course of the April 2015 financing the investment from the silent partnership as well as the convertible loans were converted to common shares with contractual preference rights and the lenders under the  convertible loan agreements irrevocably waived and acknowledged the termination of their call option rights granted thereunder. The options related to our loan from Kreos were exercised in May 2015. Hence, only the options under the Stock Option Plan 2007 and Stock Option Plan 2015 remained as instruments that required the determination of a fair value.

Valuation of Stock Options after the IPO

Upon the closing of the initial public offering, the preference rights of certain common shares terminated and the fair market value for all shares equals the market price per share. In accordance with IFRS 2, the grant date fair value of stock options is determined based on the price of the American Depositary Shares on the date of grant by use of a Black Scholes model.

Research and Development Expenses

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use. We expense all research costs as incurred. Research costs are prohibited from being capitalized. However, development costs must be capitalized when the following criteria have been fulfilled:

•                  it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•                  management intends to complete the intangible asset and to utilize or sell it;

•                  there is an ability to utilize or sell the intangible asset;

•                  it can be demonstrated how the intangible asset will generate probable future economic benefits;

•                  adequate technical, financial and/or other resources to complete the development and to utilize or sell the intangible asset are available; and

•                  the expenditure attributable to the intangible asset during its development can be reliably measured.

The following costs, in particular by their nature, constitute research and development expenses: the appropriate proportions of direct personnel and material costs, related overhead for internal or external technology, engineering and other departments that provide services; costs for experimental and pilot facilities (including depreciation of buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; other taxes related to research facilities; and fees for the filing and registration of self-generated patents that are not capitalized.

Our projects are currently in the research and development phase and marketing approval by U.S., European and other foreign regulatory authorities is not, nor will be, available for any product in the near future. Therefore, we do not capitalize expenditure on research and development as an intangible asset, but recognize it as an expense in the period in which it is incurred.

Taxes

We are subject to income tax in Austria and the United States. Significant judgments and estimates are required in determining the consolidated income tax expense, including a determination of whether and how much of a tax benefit taken by us in our tax filings or positions is more likely than not to be realized. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We are not aware of any such changes that would be expected to have a material effect on our results of operations, cash flows or financial position. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Our U.S. subsidiary is subject to income taxes due to the fact that it provides to us certain management and other services related to research and development activities. These services are rendered on terms that were negotiated at arm’s length pursuant to a services agreement with us.

Deferred taxes have only been recognized to the extent it is likely that in the following period a taxable profit will be available against which the temporary difference can be utilized. As of December 31, 2015, we had unrecognized deferred tax assets of €37.3 million which consisted primarily of cumulative tax loss carry-forwards. Since we are in a loss-making position in Austria and have a history of losses, no deferred tax asset has been recognized. The tax loss carry-forwards will not expire in Austria.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks in the ordinary course of our business: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital given the unpredictability of financial markets. These market risks are principally limited to interest rate and foreign currency fluctuations.

Market Risk

We do not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds (bank accounts, cash balances, marketable securities and term deposits) is limited because the counterparties are banks with high credit ratings from international credit rating agencies. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes.

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and the British pound. Our functional currency is the euro, but we receive payments from several of our collaborators, and acquire materials, in each of these other currencies. We have not established any formal practice to manage the foreign exchange risk against our functional currency. However we attempt to minimize our net exposure by buying or selling foreign currencies at spot rates upon receipt of new funds to facilitate committed or anticipated foreign currency transactions.

Interest rate risk may arise from short-term or long-term borrowings. As of December 31, 2015, we had no borrowings that exposed us to interest rate risk. As of December 31, 2015, we had neither significant long-term interest-bearing assets nor significant long-term interest-bearing liabilities. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Liquidity Risk

Based on our current operating plans, we believe that our existing cash, cash equivalents, marketable securities and term deposits will be sufficient to fund our operations until late 2017.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•                  an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 on the design and effectiveness of our internal controls over financial reporting;

•                  an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•                  reduced disclosure about the company’s executive compensation arrangements; and

•                  exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until December 31, 2020 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least more than $700 million in market value of our share capital held by nonaffiliates; or the issuance by us of more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Since we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

C.    Research and Development Expenses, Patents and Licenses, etc.

See “Information on the Company—Business Overview—Intellectual Property” and “Operating and Financial Review and Prospects.”

D.    Trend Information

See “Operating and Financial Review and Prospects.”

E.    Off-Balance Sheet Arrangements

We currently do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases for our facilities in Austria and the United States.

F.     Tabular Disclosure of Contractual Obligations

See “Operating and Financial Review and Prospects.”

G.    Safe Harbor

See “Forward-Looking Statements”.

Item 6:      Directors, Senior Management and Employees

A.            Directors and Senior Management

General

We have a two tier board structure consisting of our management board (Vorstand) and a separate supervisory board (Aufsichtsrat). The management board is responsible for managing the business and represents the company in dealings with third parties. The supervisory board is responsible for appointing and removing the members of the management board and supervising the business conducted by the management board. Although the supervisory board does not actively manage the company, both the Austrian Stock Corporation Act (Aktiengesetz) and our articles of association (Satzung), together with the management board’s internal rules of procedure (Geschäftsordnung), require that the prior approval of the supervisory board is obtained before the management board takes certain actions. Below is a summary of relevant information concerning our supervisory board, management board and senior management, as well as a brief summary of certain significant provisions of Austrian corporate law, the articles of association and the Austrian Stock Corporation Act in respect of our management board and supervisory board.

Members of Our Supervisory Board, Management Board and Senior Management

Supervisory Board

The following table sets forth information with respect to each of our supervisory board members and their respective ages as of the date of this Annual Report. The business address of our supervisory board members is our registered office address at Leberstrasse 20, 1110 Vienna, Austria. Under NASDAQ listing standards, a member of our supervisory board will only qualify as an “independent director” if, in the opinion of the listed company’s supervisory board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a member of the supervisory board. In April 2016, our supervisory board undertook a review of the composition of the supervisory board and its committees and the independence of each supervisory board member. All of the members of our supervisory board, other than George H. Talbot, qualify as “independent” under Rule 5605(a)(2) of the NASDAQ listing standards. Each of Chen Yu, George H. Talbot, Axel Bolte, Chau Khuong, Denise Scots-Knight, David Chiswell and Charles A. Rowland, Jr. was initially appointed to our supervisory board pursuant to a shareholders agreement.

Name	Age	Position	Initial Year of Appointment	Year of Expiration of Term
Denise Scots-Knight	56	Member of the Supervisory Board (Chairman)	2007	2016
Axel Bolte	44	Member of the Supervisory Board (Deputy Chairman)	2007	2016
Chen Yu	42	Member of the Supervisory Board	2015	2020
Chau Khuong	40	Member of the Supervisory Board	2015	2020
David Chiswell	62	Member of the Supervisory Board	2007	2017
George H. Talbot	67	Member of the Supervisory Board	2009	2016
Charles A. Rowland, Jr.	57	Member of the Supervisory Board	2015	2020

Denise Scots-Knight has served as chairman of our supervisory board since 2013 and has been on our supervisory board since 2007. Dr. Scots-Knight co-founded Mereo BioPharma in March 2015 where she is currently the Chief Executive Officer. Dr. Scots-Knight was previously a managing partner at Phase4 Partners Ltd. from 2010 until 2016. Previously, she was head of Nomura Phase4 Ventures from 2004 to 2010 and head of Healthcare Private Equity at Nomura International plc from 1999 to 2004. Dr. Scots-Knight serves on the board of directors of OncoMed Pharmaceuticals, Inc. and previously served on the board of directors of Idenix Pharmaceuticals, Inc. Dr. Scots-Knight received both her B.Sc. and Ph.D. from Birmingham University. We believe that Dr. Scots-Knight is qualified to serve on our supervisory board due to her extensive experience as a venture capital investor in the life sciences industry and her service on the boards of directors of other life sciences companies.

Axel Bolte has served as deputy chairman of our supervisory board since 2013 and has been on our supervisory board since 2007. Since 2003, Mr. Bolte has been an investment advisor at HBM Partners AG, a provider of investment advisory services in the life sciences industry. Previously, he was an investment manager at NMT New Medical Technologies AG from 2001 to 2003, and prior to that, Mr. Bolte served as a scientist at Serono SA. He serves on the board of directors of Ophthotech Corporation and previously served on the board of directors of PTC Therapeutics, Inc. Mr. Bolte received a degree from the Swiss Federal Institute of Technology and an M.B.A. from the University of St. Gallen. We believe that Mr. Bolte is qualified to serve on our supervisory board because of his many years of service on our supervisory board, his extensive experience as a venture capital investor in the life sciences industry and his service on the boards of directors of other life sciences companies.

Chen Yu has served on our supervisory board since April 2015. Dr. Yu is a managing partner at Vivo Capital, LLC, which he joined in 2004. Previously, he served as chief operating officer at Sagent Pharmaceuticals from 2012 to 2013 and chief business officer at China Kanghui from 2010 to 2012. Dr. Yu received his B.A. from Harvard University and both his M.D. and M.B.A. from Stanford University. We believe that Dr. Yu is qualified to serve on our supervisory board due to his extensive experience as a venture capital investor and executive in the life sciences industry.

Chau Khuong has served on our supervisory board since April 2015. Mr. Khuong is a private equity partner at OrbiMed Advisors LLC, which he joined in 2003. Previously, he served as a manager at Veritas Medicine, Inc. from 2000 to 2001. Mr. Khuong serves on the boards of directors of Otonomy, Inc. and Pieris Pharmaceuticals, Inc. He received both his B.S. and M.P.H. from Yale University. We believe that Mr. Khuong is qualified to serve on our supervisory board due to his extensive experience as a venture capital investor in the life sciences industry and his service on the boards of directors of other life sciences companies.

David Chiswell has served on our supervisory board since 2007. Dr. Chiswell has been the chief executive officer of Kymab Ltd. since April 2016. Dr. Chiswell had previously served as the interim chief executive officer of Kymab from 2015. He also serves as chairman of the board of directors of Albireo Ltd. since 2007. He also served as our chief executive officer from 2009 to 2012. Dr. Chiswell co-founded, in 1990, Cambridge Antibody Technology and served as its chief executive officer from 1996 to 2002. He is a past chairman of the U.K. BioIndustry Association and, in 2006, received an OBE from HM The Queen for his contributions to the biotechnology industry. He received his B.Sc from Queen Mary College, University of London and his Ph.D from the University of Glasgow. We believe that Dr. Chiswell is qualified to serve on our supervisory board due to his extensive experience in the biotechnology industry.

George H. Talbot has served on our supervisory board since 2009. Dr. Talbot has been the principal at Talbot Advisors LLC, a biopharmaceutical company consultancy, since 2007 and prior to that, from 2000 to 2006. From 2006 to 2007, he served as chief medical officer and executive vice president of Cerexa, Inc. He received his B.A. from Wesleyan University, his M.D. from the Yale University School of Medicine, and his Infectious Diseases fellowship training at the University of Pennsylvania. After serving as a faculty member of the Infectious Diseases Section at the University of Pennsylvania, he joined the anti-infectives group at Rhone-Poulenc-Rorer in 1990. We believe that Dr. Talbot is qualified to serve on our supervisory board due to his education, training and extensive experience in the biopharmaceutical industry.

Charles A. Rowland, Jr. has served on our supervisory board since January 2015. Mr. Rowland was named the Chief Executive Officer of Aurinia Pharmaceuticals Inc. in April 2016. Mr. Rowland previously served as vice president and chief financial officer of ViroPharma Incorporated from 2008 until it was acquired by Shire plc in 2014. Prior to joining ViroPharma, Mr. Rowland served as executive vice president and chief financial officer, as well interim co-chief executive officer, for Endo Pharmaceuticals Inc. from 2006 to 2008 and chief financial officer at Biovail Corporation from 2004 to 2006. Mr. Rowland serves on the boards of directors at Bind Therapeutics, Inc., Aurinia Pharmaceuticals Inc., Vitae Pharmaceuticals, Inc. and Blueprint Medicines Corporation, and served on the board of directors at Idenix Pharmaceuticals, Inc. Mr. Rowland received his B.S. from Saint Joseph’s University and M.B.A. from Rutgers University. We believe that Mr. Rowland is qualified to serve on our supervisory board due to his extensive experience in pharmaceutical operations and all areas of finance and accounting.

Management Board

The following table sets forth information with respect to each of our management board members, their respective ages, positions as of the date of this Annual Report and the year our supervisory board appointed them. The business address for Colin Broom is c/o Nabriva Therapeutics AG, 1000 Continental Drive, Suite 600, King of Prussia, Pennsylvania, and the business address for Ralf Schmid is our registered office address at Leberstrasse 20, 1110 Vienna, Austria.

Name	Age	Position	Initial Year of Appointment
Colin Broom	60	Chief Executive Officer	2014
Ralf Schmid(1)	48	Chief Operating Officer and Chief Financial Officer	2006

(1)  On April 7, 2016, Ralf Schmid provided notice of resignation as our chief operating officer and chief financial officer. Mr. Schmid’s resignation will become effective as of May 31, 2016.

Colin Broom has served as our chief executive officer since 2014. Prior to joining our company, he served as chief scientific officer at ViroPharma Incorporated from 2004 until it was acquired by Shire plc in 2014. Dr. Broom also served as vice president of clinical development and medical affairs at Amgen Inc. from 2000 to 2003. He is a member of the U.K. Royal College of Physicians and a fellow of the Faculty of Pharmaceutical Medicine. Dr. Broom received his B.Sc. from University College London and M.B.B.S. from St. George’s Hospital Medical School. We believe that Dr. Broom is qualified to serve on our management board due to his extensive experience in all stages of drug development and commercialization.

Ralf Schmid has served as our chief operating officer and chief financial officer since 2014. He also served as our chief executive officer from 2012 to 2014 and as our chief financial officer from 2006 to 2012. Prior to joining our company, Mr. Schmid served as head of treasury and finance coordination at Sandoz GmbH from 2004 to 2006, during which time he led the spin-off of Nabriva in 2005. Mr. Schmid received his master’s degree from Otto-Friedrich University in Bamberg, Germany. We believe that Mr. Schmid is qualified to serve on our management board due to his extensive experience in various leading positions in finance and administration.

Senior Management

Our management board is supported by our senior management team. The following table sets forth information with respect to each of the members of our senior management team, their respective ages, their positions as of the date of this Annual Report and the year our management board appointed them. The business address for Steven Gelone, Elyse Seltzer and Peter Wolf is c/o Nabriva Therapeutics AG, 1000 Continental Drive, Suite 600, King of Prussia, Pennsylvania.

Name	Age	Position	Year of Appointment
Steven Gelone	48	Chief Development Officer	2014
Elyse Seltzer	51	Chief Medical Officer	2015
Peter Wolf	46	General Counsel	2015

Steven Gelone has served as our chief development officer since 2014. Prior to joining our company, he served as head of clinical research and development at Spark Therapeutics, Inc. in 2014 and vice president of clinical and preclinical development at ViroPharma Incorporated from 2005 to 2014. Dr. Gelone also served as director of medical affairs at Vicuron Pharmaceuticals from 2002 to 2003 and director of clinical pharmacology and experimental medicine at GlaxoSmithKline Pharmaceuticals from 2000 to 2002. Dr. Gelone received his B.S. Pharm. and Pharm.D. from Temple University.

Elyse G. Seltzer has served as our chief medical officer since May 2015. Prior to joining our company, she held several positions at GlaxoSmithKline from 2009 to 2015, including vice president of global clinical sciences and operations from 2014 to 2015, vice president of therapeutic area delivery from 2012 to 2013 and vice president of cardiovascular metabolic operations and clinical head of cardiovascular metabolic from 2009 to 2011. She also served as chief medical officer and vice president of clinical development and medical affairs at Tengion, Inc. from 2006 to 2009. Prior to working in the pharmaceutical industry, Dr. Seltzer practiced clinical infectious diseases medicine. Dr. Seltzer received her B.A. from the University of Pennsylvania and her M.D. from the New York University School of Medicine.

Peter Wolf has served as our general counsel since September 2015. Prior to joining our company, Mr. Wolf served as Senior Vice President and General Counsel of Idera Pharmaceuticals, Inc. from December 2014 until March 2015 and prior thereto served as Vice President, General Counsel and Secretary of ViroPharma Incorporated from January 2008 until January 2014 and Associate General Counsel upon joining ViroPharma in 2004. Prior to ViroPharma, Mr. Wolf was a corporate attorney at several law firms. Mr. Wolf received his J.D. from the George Washington University National Law Center and his Bachelor of Arts from the University of Delaware.

B. Compensation

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to the members of our supervisory board and certain members of our management board for services provided in all capacities to us and our subsidiaries for the year ended December 31, 2015.

Supervisory Board Compensation

The compensation paid to our supervisory board members is set forth in the table below. Members of our supervisory board who were compensated for their service on our supervisory board by the shareholders that appointed them were not entitled to compensation from us. In 2015, Dr. Chiswell, Mr. Rowland and Dr. Talbot were entitled to board fees of €10,000 per year, €2,500 for attendance in person at each supervisory board meeting and €500 for attendance by telephone at each supervisory board meeting. In addition, Dr. Talbot and Mr. Rowland each received options grants as set forth in the “Outstanding Equity Awards and Grants” section below.  We also reimbursed all of our supervisory board members for their reasonable travel expenses incurred in connection with attending our supervisory board meetings. The reimbursements of travel expenses are excluded from the table below.

(in thousands)	Board Fee		All Other Compensation		2015 Total
Denise Scots-Knight	€—		€—		€—
Axel Bolte	—		—		—
David Chiswell	27	(1)	—		27
Charles A. Rowland, Jr. (2)	23	(3)	114	(4)	137
George H. Talbot	24	(5)	299	(6)(7)	323
Chau Khuong	—		—		—
Chen Yu	—		—		—

Total	€74		€413		€487

(1)                  The amounts reported include €12,500 of board fees accrued but not paid in 2015.

(2)                  Mr. Rowland joined the supervisory board in January 2015.

(3)                  The amounts reported include €11,500 of board fees accrued but not paid in 2015.

(4)                  The amounts reported include €113,568 which is the fair market value of 1,600 share options granted during the year, as required by IFRS. For a description of the assumptions relating to our valuations of the share-based payments, see note 21 to the consolidated financial statements beginning on page F-1 of this Annual Report.

(5)                  The amounts reported include €3,000 of board fees accrued but not paid in 2015.

(6)                  The amounts reported include €15,250 in consulting fees. For more information, see “Related-Party Transactions—Relationship with George Talbot.”

(7)                  The amount reported include €283,920 which is the fair market value of 4,000 share options granted during the year, as required by IFRS. For a description of the assumptions relating to our valuations of the share-based payments, see note 21 to the consolidated financial statements beginning on page F-1 of this Annual Report.

Management Board Compensation

The table below sets forth the compensation in 2015 for the members of our management board. We reimbursed our management board members for their reasonable travel expenses incurred in connection with attending our management board meetings. These amounts are excluded from the table below.

(in thousands)	Salary	Bonus		All Other Compensation		Total
Colin Broom	€373	€139	(1)	€2,557	(2)(3)(4)	€3,069
Chief Executive Officer
Ralf Schmid(7)	255	76	(5)	797	(3)(6)	1,128
Chief Operating Officer and Chief Financial Officer

(1)                  Consists of €139,276 accrued for 2015.

(2)                  Includes the amount we contributed to our 401(k) plan in respect of such individual.

(3)                  Includes the value of medical insurance premiums paid by us on behalf of such individual.

(4)                  Includes €2,520,997 which is the fair market value of 35,517 share options granted during the year, as required by IFRS. For a description of the assumptions relating to our valuations of the share-based payments, see note 21 to the consolidated financial statements beginning on page F-1 of this Annual Report.

(5)                  Consists of €75,806 accrued for 2015.

(6)                  Includes €787,381 which is the fair market value of 11,093 share options granted during the year, as required by IFRS. For a description of the assumptions relating to our valuations of the share-based payments, see note 21 to the consolidated financial statements beginning on page F-1 of this Annual Report.

(7)                  On April 7, 2016, Ralf Schmid provided notice of resignation as our chief operating officer and chief financial officer. Mr. Schmid’s resignation will become effective as of May 31, 2016.

Employment Agreements with Management Board

Colin Broom, Chief Executive Officer

Dr. Broom was appointed chief executive officer and entered into an employment agreement dated and effective as of August 28, 2014. He also serves on our management board. The initial term of his employment agreement expires on August 28, 2016, but automatically renews for an additional one-year term on that date and on each anniversary of that date thereafter unless either we or Dr. Broom timely provide a notice of non-renewal, as described below.

The employment agreement, and Dr. Broom’s employment, may be terminated in one of three ways. First, either party may notify the other, in writing and not less than 90 days prior to the applicable term’s expiration date, of its intention not to renew. Second, the employment agreement will terminate upon Dr. Broom’s death or disability (as disability is defined in his employment agreement). Third, we may terminate Dr. Broom’s employment agreement with or without “cause” (as cause is defined in his employment agreement).

If we terminate Dr. Broom’s employment without cause, Dr. Broom is entitled to his base salary that has accrued and to which he is entitled as of the termination date. In addition, subject to his execution and nonrevocation of a release of claims in our favor and his continued compliance with his proprietary rights, non-disclosure, developments, non-competition and non-solicitation agreement with us, he is entitled, for the remainder of the term of his employment agreement in which his termination occurs, to (1) continued payment of his base salary, in accordance with our regular payroll procedures, and (2) provided he timely elects to continue receiving group medical insurance under COBRA and the payments would not result in the violation of nondiscrimination requirements of applicable law, payment by us of the portion of health coverage premiums we pay for similarly-situated, active employees, but in all events for no more than 18 months. If we terminate Dr. Broom’s employment by notice of non-renewal, due to death or disability or for cause, our obligations under the employment agreement cease immediately, and Dr. Broom is only entitled to his base salary that has accrued and to which he is entitled as of the termination date.

Under the employment agreement, Dr. Broom received an annual base salary of $400,000 and was eligible for an annual discretionary bonus of up to 35% of his then-current base salary. As of June 1, 2015, his base salary was increased to $423,300, and he became eligible for an annual discretionary bonus of up to 50% of his current base salary. Dr. Broom is also entitled to participate in our option program and any and all benefit programs that we make available to our employees for which he may be eligible.

As a condition of his employment, Dr. Broom signed a proprietary rights, non-disclosure, developments, non-competition and non-solicitation agreement.

Ralf Schmid, Chief Operating Officer and Chief Financial Officer

Mr. Schmid, our chief operating officer and chief financial officer, entered into an employment agreement dated February 25, 2014 and effective as of March 1, 2014, which was subsequently amended on August 28, 2014 and July 7, 2015. References to Mr. Schmid’s employment agreement in this Annual Report refer to his employment agreement as amended. The initial term of his employment agreement expired on February 29, 2016, but automatically renewed for an additional one-year term on March 1, 2016. Mr. Schmid also serves on our management board. On April 7, 2016, Ralf Schmid provided notice of resignation as our chief operating officer and chief financial officer. Mr. Schmid’s resignation will become effective as of May 31, 2016.

Our supervisory board may revoke Mr. Schmid’s appointment, and terminate his employment agreement without notice, for “good cause” within the meaning of the applicable section of the Austrian Stock Corporation Act. If such “good cause” does not also justify his dismissal under the relevant section of the Austrian Act on White Collar Workers, then Mr. Schmid is entitled to receive (1) a single lump-sum payment in an amount equal to 12 months’ salary (based upon his salary then in effect) and (2) provided he is eligible for and timely elects to continue receiving group medical insurance, payment by us of our share of health insurance coverage premiums (as in effect on the termination date) for no more than 12 months.

Furthermore, if we terminate Mr. Schmid’s employment without “cause” or if Mr. Schmid terminates his employment with “good reason” (as such terms are defined in his employment agreement), then, subject to his execution and nonrevocation of a release of claims in our favor and continued compliance with his obligations to us with respect to intellectual property rights, inventions, non-enticement, non-competition and confidentiality, Mr. Schmid is entitled to (1) continued payment of his salary for 12 months, in accordance with our regular payroll procedures and (2) provided he is eligible for and timely elects to continue receiving group medical insurance, payment by us of our share of health insurance coverage premiums (as in effect on the termination date) for no more than 12 months. If a termination of Mr. Schmid’s employment would entitle him to severance benefits as both a termination in accordance with applicable Austrian law and a termination without cause or with good reason, any severance benefits payable as a result of his termination without cause or with good reason shall be proportionately reduced by the amount of the lump sum severance payment otherwise payable to him, as described above. Therefore, in all events, Mr. Schmid is entitled to no more than an amount equal to 12 months’ of his salary as in effect on the termination date. If we terminate Mr. Schmid’s employment by notice of non-renewal, we are not obligated to make any payments of severance benefits to him.

Mr. Schmid’s employment agreement also provides that if he is prevented from fulfilling his duties to us due to illness or accident, he is entitled to continue to receive his salary then in effect for three months and 49% of his salary for a further three months thereafter.

Under the employment agreement, Mr. Schmid receives, effective June 1, 2015, an annual salary of €276,130. Mr. Schmid is eligible for an annual discretionary bonus of up to 35% of the base salary he received in the year to which the bonus relates. Mr. Schmid is also entitled to participate in our option program.

Mr. Schmid’s employment agreement contains provisions regarding his obligations to us with respect to intellectual property and inventions, non-enticement, non-competition and confidentiality.

Equity Compensation Arrangements

In this section we describe our Stock Option Plan 2007 and our Stock Option Plan 2015. Prior to our initial public offering, we granted awards to eligible recipients under both the Stock Option Plan 2007 and the Stock Option Plan 2015. We currently make option grants to eligible recipients solely under the Stock Option Plan 2015.

Stock Option Plan 2015

Our shareholders, management board and supervisory board adopted our Stock Option Plan 2015 on April 2, 2015, and our shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. An amendment to the amended and restated Stock Option Plan 2015 was approved by our shareholders on July 22, 2015. References to our Stock Option Plan 2015 in this Annual Report refer to the amended and restated version of the Stock Option Plan 2015, as amended. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of our conditional capital increase approved by our shareholders on June 30, 2015. The Stock Option Plan 2015 provides for the grant of options to purchase common shares to our employees, including members of our management board, and to members of our supervisory board. The number of shares available for issuance under the Stock Option Plan 2015 was increased to 177,499 common shares effective upon the closing of our initial public offering. The grant of stock options for 109,355 common shares under this plan to members of the management board, certain members of the supervisory board and certain employees had been made as of December 31, 2015.

Options granted under the Stock Option Plan 2015 entitle beneficiaries thereof to purchase our common shares at an exercise price equal to 100% of the fair market value per share on the beneficiary’s date of participation, which following our initial public offering was derived from the closing sale price of our ADSs on the NASDAQ Global Market. Options granted under the Stock Option Plan 2015 generally vest over four years from the beneficiary’s date of participation. Typically, 25% of the options subject to a particular grant vest on the last day of the last calendar month of the first year of the vesting period, and the remaining 75% vests on a monthly pro-rata basis over the second, third and fourth years of the vesting period (i.e., 2.083% per month). Any alternative vesting period determined by us is subject to approval by our management board, supervisory board or shareholders, in accordance with any applicable voting requirements.

The Stock Option Plan 2015 provides that, if a liquidity event (as defined below) occurs, all options outstanding under the Stock Option Plan 2015 will be assumed (or substantially equivalent awards will be substituted by an acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation)), and any then-unvested options shall continue to vest in accordance with the beneficiary’s original vesting schedule. If a beneficiary is terminated due to a good leaver event (within the meaning of the Stock Option Plan 2015), on or prior to the first anniversary of the date of the liquidity event, the beneficiary’s options will be immediately exercisable in full as of the date of such termination. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) refuses to assume the options outstanding under the Stock Option Plan 2015 or to substitute substantially equivalent options therefor, all then-unvested options under the Stock Option Plan 2015 will automatically vest in full upon the liquidity event. For purposes of the Stock Option Plan 2015, a liquidity event generally refers to an exclusive license of or the sale, lease or other disposal of all or substantially all of our assets, a sale or other disposal (but not a pledge) of 50% or more of our shares, a merger or consolidation of us with or into any third party, or our liquidation, winding up or other form of dissolution of us.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2015 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering occurring during the term of the option. A beneficiary is entitled to exercise vested options at any time during the remaining term of the option while the beneficiary is providing services to us, and within the three-month period following a termination of the beneficiary’s services due to a good leaver event. Options granted under the Stock Option Plan 2015 will have a term of no more than ten years from the beneficiary’s date of participation.

If, during the term of the Stock Option Plan 2015, there is a change in our capital or a restructuring measure which has an effect on our capital, such as a stock split or reverse stock split, which change or measure results in a change in the value of the options outstanding under the Stock Option Plan 2015, the supervisory board, upon a recommendation from the management board, may make appropriate adjustments to the price or the amount of such outstanding options.

No options may be granted under the Stock Option Plan 2015 after July 22, 2025, but options previously granted to a beneficiary may extend beyond that date. The supervisory board may, at any time, amend, suspend or terminate the Stock Option Plan 2015 in whole or in part. However, if shareholder approval is required, including by application of Austrian law, the supervisory board may not effect such modification or amendment without such approval.

Stock Option Plan 2007

Our shareholders adopted our Stock Option Plan 2007 on September 12, 2007 and subsequently approved amendments to the Stock Option Plan 2007 on September, 17, 2009, May 9, 2010 and June 30, 2015. References to our Stock Option Plan 2007 in this Annual Report refer to the plan as amended. No additional awards will be granted under the Stock Option Plan 2007. The Stock Option Plan 2007 provided for the grant of up to 29,889 options to certain of our employees, including members of our management board and certain members of our supervisory board, and other beneficiaries. As of December 31, 2015, a total of 23,476 options were outstanding and had been allocated to 65 of our current and former employees, members of our management and supervisory boards and certain consultants at a weighted-average exercise price of €6.72 per share. The options provide for the right to purchase our common shares at an exercise price determined by us with the assistance of an Austrian Independent Certified Public Accountant as of August 24, 2007.

Options granted under the Stock Option Plan 2007 generally vest over four years from the date of participation. Typically, 25% of the options subject to a particular grant vest on the last day of the last calendar month of the first year of the vesting period, a further 25% of the options vests on the last day of the last calendar month of the second year of the vesting period, and the remaining 50% vests on a monthly pro-rata basis over the third and fourth years of the vesting period (i.e., 2.083% per month). However, alternative vesting schedules applied for beneficiaries who had worked for us prior to the date of the adoption of our Stock Option Plan 2007. All options granted under such alternative vesting schedules have fully vested.

The Stock Option Plan 2007 provides that 50% of any then-unvested options shall automatically vest upon a liquidity event, which refers to an exclusive license of or the sale or other disposal of 50% or more of our assets, a sale or other disposal (but not a pledge) of 50% or more of the our shares, a merger of ours with any third party, or a consolidation, liquidation, winding up or other form of dissolution. If a beneficiary has an unjustified termination or a justified premature termination (as such terms are used in the Stock Option Plan 2007) within one year of the liquidity event, all remaining unvested options held by the beneficiary shall automatically vest in full.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2007 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering of our shares occurring during the term of the option, regardless of whether or not the beneficiary is then providing services to us. A beneficiary is entitled to exercise vested options at any time during the remaining term of the option. No options may be exercised under the Stock Option Plan 2007 after September 27, 2017. Any options not exercised by September 27, 2017 automatically terminate and are forfeited.

If, during the term of the Stock Option Plan 2007, there is a change in our capital or a restructuring measure which has an effect on our capital, such as a stock split or reverse stock split, which change or measure results in a change in the value of the options outstanding under the Stock Option Plan 2007, the supervisory board, upon a recommendation from the management board, may make appropriate adjustments to the price or the amount of such outstanding options,

To date, 5,369 options have been exercised under the Stock Option Plan 2007.

Founders Program 2007

In November 2007, we granted common shares and stock options to Gerd Ascher and Rodger Novak as compensation and in recognition of their status as founders of Nabriva. We refer to these grants as our Founders Program 2007. Under the Founders Program 2007, a total of 4,982 common shares were granted, including 623 common shares granted in the form of stock options to Dr. Novak. The 623 options granted under the Founders Program 2007 have an exercise price of €1.00 per share and all of the options became fully vested in February 2010. No other options have been granted under the program, and none of the options have been exercised.

Outstanding Equity Awards and Grants

During the year ended December 31, 2015, options to purchase 52,210 of our common shares were awarded to members of our management board and supervisory board. All of these options were granted under the Stock Option Plan 2015.

Name	Number of Shares Underlying Options Granted	Grant Date	Exercise Price Per Share	Date of Expiry
Management Board Member
Colin Broom	35,517	July 6, 2015	€66.18	July 5, 2025
Ralf Schmid	11,093	July 6, 2015	€66.18	July 5, 2025

Non-Executive Directors
Charles A. Rowland	1,600	July 6 , 2015	€66.18	July 5, 2025
George H Talbot	4,000	July 6 , 2015	€66.18	July 5, 2025

All of the options granted have a term of 10 years and vest over four years with 25% of the options vesting on the last day of the of the last calendar month of the first year of the vesting period, and the remaining 75% vests on a monthly pro-rata basis over the second, third and fourth years of the vesting period (i.e., 2.083% per month).

During the year ended December 31, 2015, none of our management board members or supervisory board members exercised any options to purchase common shares.

C. Board Practices

Supervisory Board

Our supervisory board is responsible for the supervision of the activities of our management board and our company’s general affairs and business but does not actively engage in the management of the company. Supervision is exercised by the examination of regular reports which must be provided by the management board. The supervisory board must also approve certain transactions prior to their implementation. Our supervisory board may also, on its own initiative, provide the management board with advice and may request any information from the management board that it deems appropriate. In performing its duties, the supervisory board is required to act in the interests of our company and its associated business as a whole. The supervisory board must convene a general meeting of shareholders if it is in the best interest of the company. The members of the supervisory board are not authorized to represent us in dealings with third parties, except for legal transactions concluded by the company with members of the management board and legal proceedings which have been approved at a general meeting of shareholders against such members.

Members of the supervisory board are appointed by the general meeting of shareholders. Pursuant to our articles of association, the supervisory board consists of a minimum of three and a maximum of ten supervisory board members. Supervisory board members are appointed at the general meeting of shareholders and may, if not appointed for a shorter period of time, serve until the annual meeting occurring in the fifth calendar year after such board members’ initial appointment.

Members of the supervisory board may be re-elected. They may also be removed by the vote of three-quarters of the votes cast at the relevant general meeting of shareholders or resign by written notice to the company. Resignation upon written notice is subject to a four-week notice period unless otherwise agreed. In the event an elected member resigns from the supervisory board before the expiration of his or her term, the next general meeting may elect a replacement. The term of office of the replacement member runs until the expiration of the original term of the resigning member. In case the number of supervisory board members falls below three (the statutory minimum), an extraordinary general meeting of shareholders must be convened to elect a replacement. The supervisory board appoints a chairman and a deputy chairman from among its members for the entire period of their respective appointments. The supervisory board adopts its own rules of procedure.

The supervisory board meets at least quarterly. At least half of the members of the supervisory board including either the chairman or the deputy chairman must be present at a supervisory board meeting to constitute a quorum, in each case however at least three members need to be present. Except where a different majority is required by law or the articles of association, the supervisory board acts by a simple majority of the votes cast. In case of a split vote, the chairman casts the deciding vote. A member of the supervisory board may authorize in writing another member of the supervisory board or any third party to represent him or her and exercise his or her voting rights. Such representative is not taken into account in determining a quorum. The right to chair a supervisory board meeting cannot be transferred.

The supervisory board may also adopt resolutions outside a meeting, provided that such resolutions are adopted in writing and submitted to all members of the supervisory board and provided that no supervisory board member objects to adopting resolutions without conducting a meeting. Each supervisory board member is entitled to cast one vote.

Management Board

Our management board is responsible for the day-to-day management of our operations under the supervision of the supervisory board. The management board is required to:

•                  keep the supervisory board informed in a timely manner in order to allow the supervisory board to carry out its responsibilities;

•                  consult with the supervisory board on important matters; and

•                  submit certain important decisions to the supervisory board for its approval, as more fully described below.

Our management board may perform all acts necessary or useful for achieving our corporate purposes, other than those acts that are prohibited by law or by our articles of association, as more fully discussed below. Members of the management board of an Austrian stock corporation are appointed by the supervisory board for a maximum period of five years and may be re-appointed. The supervisory board may remove a member of the management board prior to the expiration of his term only for a significant cause, such as a material breach of duty, the inability to manage the business properly or a vote of no-confidence at a shareholders’ meeting (Vertrauensentzug). The shareholders themselves are not entitled to appoint or dismiss the members of the management board.

The management board manages the business and represents the company in dealings with third parties and is responsible for the financial books and records of the company. The management board is required to report to the supervisory board at least annually regarding fundamental questions of future business policy and the future development of the assets and financial situation of the company (annual report; Lagebericht). The management board is also required to report to the supervisory board regularly, at least quarterly, on the progress of business and the results of the company against the annual forecast results and considering future developments to the extent determined by Section 81 of the Austrian Stock Corporation Act (quarterly reports; Quartalsberichte). In addition, the management board is required to promptly inform the supervisory board of any matter that may be of significance to the company’s business operations, in particular with respect to any circumstances relating to the company’s profitability and liquidity (special report; Sonderbericht). The annual report and the quarterly report have to be in writing and must be explained to the supervisory board on demand. Each member of the supervisory board has to be provided with a copy of these reports. The special reports may be oral reports or in writing.

Pursuant to our articles of association, our management board consists of at least two and up to five members.

Under the articles of association, if the management board consists of one member only, this member may, to the extent permitted by law, represent the company solely. If the management board consists of more than one member, the company shall be represented by two members of the management board acting jointly or by a one member of the management board together with the holder of a general commercial power of attorney (Prokurist). The supervisory board may grant individual members of the management board the power to independently represent the company. Currently, each member of the management board is empowered with independent signing authority.

The management board has no obligation to obey orders or directives originating from the general meeting of shareholders or the supervisory board. However, both the Austrian Stock Corporation Act and our articles of association, together with the by-laws of our management board, require the prior approval of the supervisory board or one of its committees before the management board may take certain actions. A failure by the management board to obtain such approval does not affect the validity of transactions with respect to third parties, but may render the management board personally liable for any damages resulting therefrom. Pursuant to our articles of association, as well as pursuant to Section 95 paragraph 5 of the Austrian Stock Corporation Act, the following transactions require the prior approval of our supervisory board:

•                  the acquisition and sale of shareholdings in terms of Section 228 of the Austrian Commercial Code (UGB) as well as the acquisition, disposal and closing down of companies and businesses;

•                  the acquisition, disposal and encumbrance of real estate outside of the ordinary course of business;

•                  the establishment and closing of branch offices;

•                  investments in excess of €500,000;

•                  the issuance of bonds or entering into loans or credits in excess of €500,000;

•                  the granting of loans outside of the ordinary course of business;

•                  the introduction and termination of lines of business or product lines;

•                  the determination of general principles of business policy;

•                  the determination of general policies for the granting of participations in profit or revenues and pension promises to executive staff in accordance with Section 80 paragraph 1 of the Austrian Stock Corporation Act;

•                  the determination of general principles for the granting of options to receive shares in the company to employees and executive staff (leitende Angestellte) of the company or its affiliates, or to members of the management board and of the supervisory board of our affiliates;

•                  the granting of special power of attorney (Prokura);

•                  the entry into contracts with members of the supervisory board pursuant to which such members commit themselves to render services outside of their activities on the supervisory board for the company or a subsidiary for a remuneration not of minor value (although this shall also apply to contracts with companies in which the supervisory board member has a material economic interest;

•                  the acceptance of an executive position (leitende Stellung) within the company within two years after issuance of an audit opinion, by the auditor, by the group auditor, by the auditor of an affiliated major company, or by the certified accountant who signed the audit opinion or a person working for him or her, who has had a significant position in the audit, to the extent not prohibited pursuant to Section 271c of the Austrian Commercial Code (UGB); and

•                  measures pursuant to which the management board makes use of an authorization pursuant to Section 102 paragraph 3 or 4 of the Austrian Stock Corporation Act.

Our supervisory board may also require that additional actions, beyond those listed above, by the management board be conditioned upon the supervisory board’s approval. Such actions must be clearly specified to the management board in writing. The absence of approval of the supervisory board does not affect the authority of the management board or its members to represent us in dealings with third parties.

Committees of the Supervisory Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee and have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Charles A. Rowland, Jr., Denise Scots-Knight and Chau Khuong, and Charles A. Rowland, Jr. is the chair of the audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

•                  making recommendations to our supervisory board regarding the appointment by the general meeting of shareholders of our independent auditors;

•                  overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

•                  pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•                  reviewing the independence and quality control procedures of the independent auditors;

•                  discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;

•                  reviewing and approving all proposed related-party transactions;

•                  discussing the annual audited consolidated and statutory financial statements with management;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•                  attending to such other matters as are specifically delegated to our audit committee by our supervisory board from time to time.

Our supervisory board has determined that Charles A. Rowland, Jr. is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3 under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations. In determining the independence of the members of our audit committee, our supervisory board considered that Dr. Scots-Knight serves as a limited partner in Phase 4 GPLP, which was the beneficial owner of approximately 7.6% of our outstanding common shares as of March 1, 2016, and that Mr. Khuong is a private equity partner at OrbiMed Advisors, which was the beneficial owner of approximately 14.9% of our outstanding common shares as of March 1, 2016.

Compensation Committee

Our compensation committee consists of Axel Bolte, Charles A. Rowland, Jr. and Chen Yu, and Axel Bolte is the chair of the compensation committee. The compensation committee assists the supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members and management. The compensation committee is responsible for, among other things:

•                  reviewing and making recommendations to the supervisory board with respect to compensation of our management board and supervisory board members;

•                  reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

•                  overseeing the evaluation of our management;

•                  reviewing periodically and making recommendations to our supervisory board with respect to any incentive compensation and equity plans, programs or similar arrangements;

•                  exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

•                  attending to such other matters as are specifically delegated to our compensation committee by our supervisory board from time to time.

In order to satisfy the independence criteria for compensation committee members set forth in Rule 10C-1 under the Exchange Act, all factors specifically relevant to determining whether a member of a compensation committee has a relationship to such company which is material to that member’s ability to be independent from management in connection with the duties of a compensation committee member must be considered, including, but not limited to: (1) the source of compensation of the committee member, including any consulting advisory or other compensatory fee paid by such company to the member; and (2) whether the member is affiliated with the company or any of its subsidiaries or affiliates. We believe the composition of our compensation committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Denise Scots-Knight, David Chiswell, and Chen Yu, and Denise Scots-Knight is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee assists the supervisory board in selecting individuals qualified to become our supervisory board members and in determining the composition of the supervisory board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  recommending to the supervisory board persons to be nominated for election or re-election to the supervisory board at any meeting of the shareholders;

•                  overseeing the supervisory board’s annual review of its own performance and the performance of its committees; and

•                  considering, preparing and recommending to the supervisory board a set of corporate governance guidelines.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

We do not intend to follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of our common shares under such plans. In accordance with Austrian law, we are not required to seek shareholder approval in connection with the implementation of employee equity compensation plans unless such plans provide for the issuance of common shares to supervisory board members or the management board does not hold a valid authorization to issue common shares for such purpose.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ’s listing standards.

Because we are a foreign private issuer, our supervisory board members, management board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

D. Employees

As of April 1, 2016, we had 52 employees, 17 of whom hold M.D. and/or Ph.D degrees. As of April 1, 2016, 35 of our employees were located in Vienna Austria and 17 of our employees were located in King of Prussia, PA. Our employees in Austria are subject to the collective bargaining agreement of the chemical industry. This is an annual agreement between the employer representatives and the trade union of an industry. It defines conditions of employment, such as minimum wages, working hours and conditions, overtime payments, vacations and other matters. We do not have a works council, which would require employee representatives on our supervisory board.

We consider our relations with our employees to be good.

E. Share Ownership

See “Major Shareholders and Related Party Transactions.”

Item 7:                  Major Shareholders and Related Party Transactions

A.            MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 1, 2016 by:

•                  each of the members of our supervisory board;

•                  each of the members of our management board; and

•                  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares.

This table is based upon information supplied by supervisory board and management board members as of March 1, 2016 and Schedules 13D and 13G filed with the SEC.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common shares. Our common shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2016 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the common shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Nabriva Therapeutics AG, Leberstrasse 20, 1110 Vienna, Austria.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Management Board Members and Supervisory Board Members:
Chen Yu(1)	315,170	14.9%
Chau Khuong(2)	307,179	14.5%
Denise Scots-Knight(3)	159,882	7.6%
Axel Bolte(4)	—	—
David Chiswell(5)	19,507	*
George H. Talbot(6)	2,324	*
Charles A. Rowland, Jr.	—	—
Colin Broom(7)	18,807	*
Ralf Schmid(8)	4,596	*

5% Shareholders:
HBM Healthcare Investments (Cayman) Ltd. and an affiliated entity(9)	315,153	14.9%
Entities affiliated with Vivo Capital(10)	315,170	14.9%
OrbiMed Private Investments V, L.P.(11)	307,179	14.5%
Wellington Management Group LLP (12)	237,893	11.2%
Phase4 Ventures III L.P.(13)	159,882	7.6%
The Wellcome Trust Limited as trustee of the Wellcome Trust(14)	119,695	5.7%
Entities affiliated with Omega Funds(15)	114,589	5.4%

*         Less than one percent.

(1)                  Based solely upon Schedule 13G filed on September 25, 2015, which sets forth beneficial ownership as of September 18, 2015. Consists of the shares listed in footnote (10) below, which are held by Vivo Hong Kong VIII, Co., Limited and Vivo Hong Kong VIII Surplus, Co., Limited. Dr. Yu, one of our supervisory board members, is a managing partner at Vivo Capital VIII, LLC, the managing member of the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Dr. Yu disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(2)                  Based solely upon Schedule 13D filed on October 2, 2015, which sets forth beneficial ownership as of September 23, 2015. Consists of the shares listed in footnote (11) below, which are held by OrbiMed Private Investments V-NB B.V and OrbiMed Private Investments V, L.P. Mr. Khuong, one of our supervisory board members, is a Private Equity Partner at OrbiMed Advisors, the managing member of the general partner of the sole shareholder of OrbiMed Private Investments V, L.P. and OrbiMed Private Investments V-NB B.V. Mr. Khuong disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(3)                  Based solely upon Schedule 13G filed on February 12, 2016, which sets forth beneficial ownership as of September 23, 2015. Consists of the shares listed in footnote (13) below, are held by Phase4 Ventures III L.P. Phase4 GPLP is the general partner of Phase4 Ventures III L.P. and Dr. Scots-Knight is a limited partner in Phase 4 GPLP. Dr. Scots-Knight disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of Dr. Scots-Knight is 15 Stratton Street, London, W1J 8LQ, U.K.

(4)                  Based solely upon Schedule 13G filed on October 5, 2015, which sets forth beneficial ownership as of September 23, 2015. Mr. Bolte, a member of our supervisory board, is an advisor to HBM Partners AG. HBM Partners AG provides investment management services to HBM Healthcare Investments (Cayman) Ltd. and HBM BioCapital Invest Ltd. Mr. Bolte has no voting or investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. or HBM BioCapital Invest Ltd. and disclaims beneficial ownership of such shares.

(5)                  Consists of (i) 2,342 common shares, (ii) 3,765 common shares issuable upon exercise of stock options within 60 days of March 1, 2016 and (iii) 13,400 common shares held by the Cloudwood Trust. Dr. Chiswell or his immediate family members are beneficiaries of the Cloudwood Trust.

(6)                  Consists of (i) 1,242 common shares and (ii) 1,082 common shares issuable upon exercise of stock options within 60 days of March 1, 2016.

(7)                  Consists of (i) 12,212 common shares held by the Colin Broom Grantor Trusts I and II and (ii) 6,595 common shares issuable upon exercise of stock options within 60 days of March 1, 2016.

(8)                  Consists of (i) 2,329 common shares and (ii) 2,267 common shares issuable upon exercise of stock options within 60 days of March 1, 2016.

(9)                  Based solely upon Schedule 13G filed on October 5, 2015, which sets forth beneficial ownership as of September 23, 2015. Consists of (i) 275,988 common shares held by HBM Healthcare Investments (Cayman) Ltd., and (ii) 39,165 common shares held by HBM BioCapital Invest Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and investment power with respect to the shares held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by HBM Healthcare Investments (Cayman) Ltd., except to the extent of any pecuniary interest therein. The board of directors of HBM BioCapital Invest Ltd. has sole voting and investment power with respect to the shares by held by such entity. The board of directors of HBM BioCapital Invest Ltd. is comprised of Jean-Marc LeSieur and Dr. Andreas Wicki, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by HBM BioCapital Invest Ltd., except to the extent of any pecuniary interest therein. The address for HBM Healthcare Investments (Cayman) Ltd. and HBM BioCapital Invest Ltd. is Governor’s Square, Suite # 4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.

(10)           Based solely upon Schedule 13G filed on September 25, 2015, which sets forth beneficial ownership as of September 18, 2015. Consists of (i) 276,930 common shares held by Vivo Hong Kong VIII Co, Limited, wholly owned subsidiary of Vivo Capital Fund VIII, L.P. and (ii) 38,240 common shares held by Vivo Hong Kong VIII Surplus Co., Limited, wholly owned subsidiary of Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. The address for Vivo Capital VIII, LLC is 575 High Street, Suite 201, Palo Alto, CA 94301, United States.

(11)           Based solely upon Schedule 13D filed on October 2, 2015, which sets forth beneficial ownership as of September 23, 2015. Consists of 175,679 common shares held by OrbiMed Private Investments V-NB B.V., or OPI V-NB and 131,500 common shares held by OrbiMed Private Investments V, L.P., or OPI V. OrbiMed Private Investments V Cooperatief U.A., or Cooperatief, is the sole shareholder of OPI V-NB. OPI V, is the majority member of Cooperatief, and OrbiMed Capital GP V LLC, or GP V, is the sole general partner of OPI V. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP V. GP V and OrbiMed Advisors may be deemed to have beneficial ownership of the shares held by OPI V. Samule D. Islay is the managing member of and owner of a controlling interest in OrbiMed Advisors and as such may be deemed to have beneficial ownership of the shares held by OPI V. Chau Khuong, one of our supervisory board members, is employed as a Private Equity Partner at OrbiMed Advisors. Each of GP V, OrbiMed Advisors, Mr. Islay and Mr. Khuong disclaims beneficial ownership of the shares held by OPI V except to the extent of its or his pecuniary interest therein, if any. The address for these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022, United States.

(12)           Based solely upon Schedule 13G filed on March 23, 2016, which sets forth beneficial ownership as of December 31, 2015. Consists of common shares reported as being beneficially owned by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. The shares are owned of record by clients of the one or more investment advisors (the “Wellington Investment Advisors”). Wellington Investment Advisors Holdings LLP controls directly or indirectly, through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisors. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address of Wellington Management Group LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

(13)           Based solely upon Schedule 13G filed on February 12, 2016, which sets forth beneficial ownership as of September 23, 2015. Consists of 159,882 common shares held by Phase4 Ventures III L.P, or Phase4 III. Phase4 Ventures III GP LP, or Phase4 GPLP, is the general partner of Phase4 III and each of Denise Scots-Knight, Charles Sermon, Alastair MacKinnon, Naveed Siddiqi, John Westwater John Richard and Jonathan Jones, who are the limited partners in Phase4 GPLP and may be deemed to share voting and dispositive power over the reported securities, disclaim beneficial ownership of the reported securities held by Phase4 III except to the extent of any pecuniary interest therein. The address of each of the persons listed above and affiliated with Phase4 III is 15 Stratton Street, London, W1J 8LQ, U.K. The registered office address of Phase4 GPLP is 50 Lothian Road, Festival Square, Edinburgh EH3 9WJ, U.K. The address of Phase4 Ventures III LP is 15 Stratton Street, London, W1J 8LQ, United Kingdom.

(14)           Based solely upon Schedule 13G filed on February 12, 2016, which sets forth beneficial ownership as of September 23, 2015. Consists of 119,695 common shares held by The Wellcome Trust Limited. Responsibility for the activities of The Wellcome Trust lies with the Board of Governors of The Wellcome Trust Limited. The Board of Governors share all voting and investment power with respect to the shares held by The Wellcome Trust Limited as trustee of the Wellcome Trust and is comprised of William Castell, Bryan Grenfell, Tobias Bonhoeffer, Damon Buffini, Alan Brown, Kay Davies, Michael Ferguson, Eliza Manningham-Buller, Anne Johnson, Richard Hynes and Peter Rigby. None of the members of the Board of Governors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. The address of The Wellcome Trust Limited as trustee of the Wellcome Trust is 215 Euston Road, London NW1 2BE, United Kingdom.

(15)           Based solely upon Schedule 13G filed on September 29, 2015, which sets forth beneficial ownership as of September 17, 2015. Consists of 114,589 common shares held by Global Life Bioventure IV S.a.r.l. Omega Fund IV, L.P. owns all of the outstanding equity interests in Global Life Bioventure IV S.a.r.l., and each of Omega Fund IV, L.P., Omega Fund IV GP, L.P. (the general partner of Omega Fund IV, L.P.) and Omega Fund IV G.P. Manager, Ltd. (the general partner of Omega Fund IV GP, L.P.) may be deemed to have sole voting power and sole dispositive power with respect to the shares held by Global Life Bioventure IV S.a r.l. The directors of Omega Fund IV G.P. Manager, Ltd., Richard Lim, Otello Stampacchia and Anne-Mari Paster, may be deemed to have shared voting and investment power with respect to the shares held by Global Life Bioventure IV S.a.r.l. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares. The business address of Global Life Bioventure IV S.a.r.l. is 11-13 Boulevard de la Foire, L-1528 Luxembourg, Grand Duchy of Luxembourg.

Holdings by U.S. Shareholders

Bank of New York Mellon, or BNY Mellon, is the holder of record for the company’s American Depositary Receipt program, pursuant to which each ADS represents one tenth of a common share. As of April 15, 2016, BNY Mellon held 1,280,628 common shares representing 60.3% of the issued share capital held at that date. As of April 15, 2016, we had five holders of record with addresses in the

United States, and such holders held 1% of our outstanding common shares. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.            RELATED-PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

We have adopted a related party transaction policy which sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For the purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000 and a related party will have a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee, management board member or supervisory board member will not be covered by this policy. A related person is (a) an enterprise that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, us; (b) an unconsolidated enterprise in which we have a significant influence (as defined in Item 7 of Form 20-F) or which has significant influence over us; (c) a person owning, directly or indirectly, an interest in the voting power of the company that gives him or her significant influence over us, and close family members (as defined in Item 7 of Form 20-F of such person; (d) a member of our key management personnel, which is defined as a person having authority and responsibility for planning, directing and controlling our activities or us, including members of the supervisory board, members of the management board and other members of our senior management and close family members of such persons; and (e) an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above, or over which such a person is able to exercise significant influence, including any enterprises owned by our supervisory board members or shareholders owning 5% or more of the voting power of any class of our voting securities and any enterprises that have a member of key management personnel in common with us.

Under the policy, if a transaction has been identified as a related person transaction, our management must present information regarding the related person transaction to our Audit Committee for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees, management board members and supervisory board members have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Transactions

Since January 1, 2015, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory board and management board, senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Management” and “Principal Shareholders” and the transactions described below.

Participation in Initial Public Offering

Certain of our management board members, principal shareholders and their affiliated entities purchased 4,140,000 of our ADSs in our initial public offering in the United States at the initial public offering price of $10.25 per ADS. The following table sets forth the aggregate number of ADSs that our principal shareholders and their affiliated entities purchased.

Beneficial Owner	Number of ADSs Purchased in Initial Public Offering
OrbiMed Private Investments V, L.P.	1,315,000
HBM Healthcare Investments (Cayman) Ltd. and an affiliated entity	1,210,000
Entities affiliated with Vivo Capital	1,210,000
Entities affiliated with Omega Funds	245,000
Colin Broom	60,000
The Wellcome Trust Limited as trustee of the Wellcome Trust	50,000
Phase4 Ventures III L.P.	50,000

Convertible Loan Financing

In July 2011, March 2012, November 2013, July 2014 and December 2014, we entered into convertible loan agreements in the aggregate principal amount of €16.8 million in private placements to certain of our existing shareholders. The convertible loans accrued interest at a rate equal to 7.73% per year. In conjunction with the execution of the convertible loan agreement in January 2015, the repayment dates of the prior convertible loans were extended to December 31, 2015. No payments of principal or interest were made under the convertible loans. The following table sets forth the aggregate participation by our related parties in the five convertible loan transactions. All of our outstanding convertible loans were converted to common shares with contractual preference rights under a shareholders agreement in connection with the April 2015 financing described below.

Purchaser	Aggregate Principal Amount of Convertible Loans
Phase4 Ventures III LP	€5,448,634.75
The Wellcome Trust Ltd.	€4,191,368.51
HBM Healthcare Investments (Cayman) Ltd.	€2,807,421.22
HBM BioCapital Invest Ltd.	€1,466,959.60
GLSV Fund II LP	€742,933.74
GLSV Fonds II GmbH&Co. KG	€955,422.08
Novartis Bioventures Ltd.	€566,371.01
Colin Broom	€500,000.00
George H. Talbot	€100,000.00

April 2015 Financing

In April 2015, we issued and sold an aggregate of 730,162 common shares with contractual preference rights under a shareholders agreement, including the sale of 511,188 common shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 common shares in exchange for certain contributions in-kind, including the conversion of claims for repayment under our convertible loan agreements in exchange for 203,750 common shares with contractual preference rights under the shareholders agreement. In connection with our issue and sale of common shares with contractual preference rights under the shareholders agreement, we also agreed with the purchasers of such shares, including the related parties listed in the table below, to issue and sell to them at their option additional common shares with contractual preference rights for an aggregate purchase price of $70.0 million if we did not complete a public offering in the United States within specified parameters or by a specified date. Upon the closing of our initial public offering and the issuance of the shares for nominal value in satisfaction of the preferred dividends, all contractual preference rights terminated. The following table sets forth the participation by our related parties in the April 2015 financing and the number of common shares with contractual preference rights issued to such parties for cash consideration and in exchange for claims for repayment under the convertible loan agreements, as applicable.

	Common Shares Issued Upon Conversion of Convertible Loans	Common Shares Issued For Cash	Cash Purchase Price
Vivo Capital Fund VIII, L.P.	—	166,717	€13,729,145
Vivo Capital Surplus Fund VIII, L.P.	—	23,022	€1,895,862
HBM Healthcare Investments (Cayman) Ltd.	34,091	75,328	€6,203,261
OrbiMed Private Investments V, LP	—	171,669	€14,136,942
Omega Fund IV, L.P.	—	22,588	€1,860,122
Phase4 Ventures III LLP	66,164	9,198	€757,455
The Wellcome Trust Ltd.	50,897	7,075	€582,626
GLSV Fund II LP	9,021	4,266	€351,305
GLSV Fonds II GmbH&Co. KG	11,602	5,486	€451,772
Novartis Bioventures Ltd.	6,877	3,251	€267,720
HBM BioCapital Invest Ltd.	17,813	—	€—
Colin Broom	6,071	—	€—
George H. Talbot	1,214	—	€—

Shareholders Agreement

We and all of our then-existing shareholders entered into a shareholders agreement on January 30, 2006, and amended it on September 13, 2006, November 16, 2007 and September 17, 2009. On April 2, 2015, our then-existing shareholders, as well as new investors who participated in our April 2015 financing, entered into a new shareholders agreement which amended and restated the prior shareholders agreement. We refer to the amended and restated shareholders agreement as the shareholders agreement. The shareholders agreement included contractual voting commitments, preferential payments, liquidation preference rights, anti-dilution provisions, mandatory redemption, the right to receive certain financial information and restrictions on the transfer of shares. In addition, each of Chen Yu, George H. Talbot, Axel Bolte, Chau Khuong, Denise Scots-Knight, David Chiswell and Charles A. Rowland, Jr. were appointed to our supervisory board pursuant to the shareholders agreement.

Under the shareholders agreement, our shareholders agreed among themselves to provide for an arrangement whereby shares issued in our April 2015 financing would provide the right to preferred dividends at a rate per annum equal to 8% of the original issue price of such shares based on the number of days that elapsed since the date of issuance of such shares and, upon the closing of our initial public offering and to the extent permitted by Austrian law, the holders of such shares would be entitled to payment of such preferred dividends either in cash or in the form of additional shares. In connection with the implementation of this arrangement through a capital increase, our shareholders resolved to issue and agreed to receive additional common shares in satisfaction of the preferred dividends. In December 2015, we issued 17,149 common shares for nominal value to certain shareholders in satisfaction of the preferred dividend rights under the shareholders agreement and all contractual preference rights terminated.

Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with certain of our existing shareholders, pursuant to which we granted to such shareholders customary registration rights for the resale of the common shares held by them, including the right to have us file registration statements covering their common shares or request that such shares be covered by a registration statement that we are otherwise filing, which came into effect on March 16, 2016. Under the registration rights agreement, such shareholders will be entitled to demand registration rights, piggyback registration rights and short form registration rights in the United States. We have also agreed to use our best efforts to effect such registration as soon as reasonably possible following receipt of such demand. We have the right to determine, at our discretion, whether to register such common shares as common shares or as ADSs.

Substance Participation Rights

In 2010 and 2011, we issued substance participation rights to the then-members of our management board, which included David Chiswell, Rodger Novak, William T. Prince and Ralf Schmid. The participation rights were granted for an unlimited period of time and were subordinated to claims of all other creditors of the company. Under the substance participation rights, following the occurrence of the sale of 50% or more of our shares, a merger, or certain other specified events, but not in the case of an initial public offering, the substance participation rights holders would have been entitled to participate in the company value, the liquidation proceeds, as well as the hidden reserves of the company according to a predetermined calculation. The participation rights conferred no shareholders’ rights, in particular, no rights to vote at shareholders’ meetings, to subscribe to newly issued shares or to regularly receive a distribution of distributable profit, except as described above, were conferred.

Due to the termination of employment of Dr. Chiswell and Dr. Novak in 2012, their respective substance participation rights were terminated, and Dr. Chiswell was repaid €850 and Dr. Novak was repaid €2,553, in each case, representing the nominal value previously paid for the issuance of the participation rights. In 2014, Dr. Prince and Mr. Schmid mutually agreed to terminate their participation rights, and, in 2015, each was repaid €2,553, representing the nominal value previously paid for the participation rights.

Relationship with George Talbot

We paid Talbot Advisors LLC, a single-member limited liability company of which George H. Talbot is the principal, approximately €15,200 in 2015 for Dr. Talbot’s service as chairman of our Clinical Advisory Board and for consulting services related to our clinical development strategy, engagement with strategic partners and related travel expenses.

C.            Interests of Experts and Counsel

Not applicable.

Item 8:                  Financial Information

8.A.       Consolidated statements and other financial information

See Item 18 — Financial Statements.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings. We may become involved in material legal proceedings in the future.

Dividends

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.

ITEM 9. THE OFFER AND LISTING

A.            Offer and listing details

Our American Depositary Shares, or ADSs, have been trading on the NASDAQ Global Market under the symbol “NBRV” since September 18, 2015. Prior to that date, there was no public trading market for ADSs or our common shares. Our initial public offering was priced at $10.25 per ADS on September 17, 2015. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Market in U.S. dollars.

	Price Per ADS
	$
	High	Low
Year (Fiscal Year Ended December 31):
2015 (from September 18, 2015 through December 31, 2015)	13.24	8.66

Quarterly:
Third Quarter 2015 (from September 18, 2015 through September 30, 2015)	13.24	9.30
Fourth Quarter 2015	10.34	8.66
First Quarter 2016	9.52	6.83

Monthly:
October 2015	10.27	9.01
November 2015	10.34	9.52
December 2015	10.24	8.66
January 2016	9.52	6.83
February 2016	9.05	8.11
March 2016	8.76	9.25
April 2016 (through April 15)	8.40	8.91

On April 15, 2016, the last reported sales price of our ADSs on the NASDAQ Global Market was $8.50 per ADS.

B.                   Plan of Distribution

Not applicable.

C.                   Markets

Our ADSs are listed on the NASDAQ Global Market under the symbol “NBRV.” Our common shares are not listed on any public market.

D.                   Selling Shareholders

Not applicable.

E.                   Dilution

Not applicable.

F.                    Expenses of the Issue

Not applicable.

Item 10:           Additional Information

A.                   Share Capital

Not applicable.

B.                   Memorandum and Articles of Association

The information called for by this item has been reported previously in our Registration Statement on Form F-1 (File No.

333-205073), originally filed with the SEC on June 18, 2015 and is incorporated by reference to that Registration Statement, as amended.

C.                     Material Contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.                     Exchange Controls

There are currently no legal restrictions in Austria on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Burma/Myanmar, Central African Republic, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Austria must report to the Austrian National Bank (Österreichische Nationalbank) any active or passive cross-border direct investment transaction exceeding €500,000 (or the equivalent in a foreign currency), provided that special rules apply for securities held in custody by or through Austrian custodians.

E.                     Taxation

Taxation in Austria

The following summary of the material Austrian income tax consequences of the acquisition, ownership and disposition of the ADSs is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular holder, as defined below, of the ADSs. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This taxation summary solely addresses the principal Austrian tax consequences of the acquisition, ownership and disposal of ADSs or our common shares. It does not purport to describe all potential tax aspects that may be relevant to a prospective holder of ADSs or our common shares and does not deal with specific situations which may be of relevance for certain potential shareholders. Where in this summary English terms and expressions are used to refer to Austrian concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Austrian concepts under Austrian tax law.

General Remarks

Individuals having a permanent domicile (Wohnsitz) and/or their habitual abode (gewöhnlicher Aufenthalt) in Austria are subject to income tax (Einkommensteuer) in Austria on their worldwide income (unlimited income tax liability; unbeschränkte Einkommensteuerpflicht). Individuals having neither a permanent domicile nor their habitual abode in Austria are subject to income tax only on income from certain Austrian sources (limited income tax liability; beschränkte Einkommensteuerpflicht).

Corporations having their place of effective management (Ort der Geschäftsleitung) and/or their legal seat (Sitz) in Austria are subject to corporate income tax (Körperschaftsteuer) in Austria on their worldwide income (unlimited corporate income tax liability; unbeschränkte Körperschaftsteuerpflicht). Corporations having neither their place of effective management nor their legal seat in Austria are subject to corporate income tax only on income from certain Austrian sources (limited corporate income tax liability; beschränkte Körperschaftsteuerpflicht).

Both in case of unlimited and limited (corporate) income tax liability, Austria’s right to tax may be restricted by double taxation treaties.

Except for Austrian withholding taxes which have to be withheld at source, the responsibility for adherence to obligations under applicable tax legislation is always the responsibility of the relevant holder of our common shares.

American Depositary Receipts

For Austrian tax purposes, a holder of ADSs who is entitled to claim the full number of shares represented by the ADSs held at any time and who may freely dispose of and exercise the shareholder rights, in particular voting rights, inherent to our common shares (or instruct the depositary acting as an agent for the holder in light of the ADSs to do so) is in general considered to be the economic owner of common shares represented by such ADSs. As a result, dividend income resulting from our common shares should be attributable to the holder of the ADSs for Austrian tax purposes. As a consequence, any distribution received by an Austrian resident or non-resident ADS holder with respect to our common shares will therefore be taxable in Austria as a dividend under the principles set out for common shares below. Capital gains realized upon the disposal of the ADSs will equally be subject to tax in Austria as outlined below with respect to capital gains realized through the sale of common shares.

Income Taxation of Shareholders Tax Resident in Austria (Residents)

Taxation of Dividends

Dividends distributed by an Austrian corporation are generally subject to a withholding tax (Kapitalertragsteuer), levied at a rate of currently 27.5% (which may be reduced to 25% in case the recipient is a corporation). This tax is withheld by the company paying the dividend or the bank paying out the dividend on the company’s behalf. The shareholder is entitled to receive a certificate showing the gross dividend, the amount of tax withheld, the date of payment and the period in respect of which the dividend is payable, and also the tax office to which the tax withheld was remitted.

For Austrian resident individual shareholders (unbeschränkt steuerpflichtige natürliche Person) of the common shares who are subject to unlimited income tax liability, a 27.5% withholding tax is levied which fully discharges any further income tax liability on such dividend income (final taxation—Endbesteuerung), which means that no further income tax is due and the dividends do not have to be included in the shareholder’s income tax return. This applies irrespective of whether the common shares are held as non-business assets (Privatvermögen) or as business assets (Betriebsvermögen) of a resident individual shareholder. If the applicable income tax rate of an individual shareholder is less than 27.5%, the individual shareholder may opt to include the dividends (together with any other income from capital investments subject to the special 27.5% or 25% tax rate) in his regular annual tax assessment (Regelbesteuerungsoption). In this case, the dividends are taxed at the regular progressive income tax rate applicable on the shareholder’s total income and any Austrian withholding tax on such dividend income will be credited against the shareholder’s personal income tax liability and if exceeded, refunded. Expenses incurred by the holder in connection with the common shares (including interest expenses for third party financing for the acquisition of the shares) may not be deducted for income tax purposes.

For Austrian resident corporations (unbeschränkt steuerpflichtige Körperschaften), dividend income is exempt from corporate income tax and the Austrian dividend withholding tax of 25% is credited against the corporate income tax liability of the shareholder or refunded. No withholding tax has to be deducted by the distributing company if the Austrian resident corporate shareholder directly or indirectly (e.g. via a partnership) holds at least 10% of the share capital of the distributing company. Expenses in connection with tax exempt dividend income are generally not deductible. As an exception to this general rule, interest accrued for financing raised for the acquisition of the shares may—under certain restrictions—be deductible provided that the shares qualify as fixed assets of the recipient and were acquired from an independent third party (i.e. no acquisition from group companies).

Private foundations (Privatstiftungen) pursuant to the Austrian Private Foundations Act (Privatstiftungsgesetz Federal Law Gazette No. 694/1993 “Austrian Private Foundations Act”) fulfilling the prerequisites contained in sec. 13(3) and (6) of the Austrian Corporate Income Tax Act (Körperschaftsteuergesetz) are subject to special provisions that exempt dividends distributed by Austrian entities from corporate income tax. Austrian withholding tax is credited against the Austrian corporate income tax assessed; excess amounts may be reclaimed. Under the conditions set forth in sec 94(12) of the Austrian Income Tax Act (Einkommensteuergesetz) withholding tax is not levied.

Dividend distribution have to be distinguished from a repayment of equity pursuant to sec. 4(12) of the Austrian Income Tax Act. A repayment of equity leads to a reduction of the tax basis of the shares. With effect from January 1, 2016 the option to (freely) choose whether the distribution of retained earnings is to be regarded as distributions of dividends or a repayment of equity for Austrian tax purposes has been restricted. Only those distributions which are covered by a “positive level of internal financing” of the distributing company (positiver Stand der Innenfinanzierung) — to be evidenced by respective documentation (Innenfinanzierungsevidenzkonto) — are eligible for a dividend distribution. In case the repayment exceeds the acquisition costs/tax basis of the shares, a capital gain will be deemed realized (see as to the taxation of capital gains below).

Taxation of Capital Gains

Capital gains, i.e. the difference between the sale proceeds or the redemption amount of the common shares and their acquisition costs, are generally subject to Austrian (corporate) income tax. For shares held as non-business assets, the acquisition costs do not include ancillary acquisition cost (Anschaffungsnebenkosten).

For holders of common shares who are subject to unlimited income tax liability, holding the common shares as non-business assets, capital gains realized upon a sale are subject to Austrian income tax. In the case of capital gains with nexus relevant for Austrian withholding tax purposes, basically income that is paid by an Austrian custodian agent (depotführende Stelle) or, without an Austrian custodian agent, by an Austrian paying agent (auszahlende Stelle), provided the non-Austrian custodian agent is a non-Austrian branch or group company of such paying agent and the Austrian paying agent executes the transaction in cooperation with the non-Austrian custodian agent and processes the payment, a final withholding tax of 27.5% is levied, i.e. no further income tax is due. An Austrian custodian or paying agent within the present context may be a credit institution within the meaning of sec 1 of the Austrian Banking Act (Bankwesengesetz), an Austrian branch of a non-Austrian credit institution from another Member State within the meaning of sec. 9 of the Austrian Banking Act or an Austrian branch of certain investment services providers. In the case of income from capital gains without a nexus relevant for Austrian withholding tax purposes (i.e. in the absence of an Austrian custodian or paying agent), the income must be included in the shareholder’s income tax return and is subject to a flat income tax rate of 27.5%. In both cases, the individual shareholder has the option to include the capital gains in his regular annual tax return and apply for taxation at the progressive income tax rate on the shareholder’s total income in which case the Austrian withholding tax will be credited against the shareholder’s personal income tax liability or, if higher, refunded. A deduction of expenses that are directly economically connected to income that is subject to the (special) 27.5% tax rate is generally not allowed. Subject to certain restrictions, losses realized by individual shareholders upon the disposal of common shares may be offset with investment income subject to the 27.5 or 25% Austrian income tax (including dividends from our common shares but neither with interest income from savings accounts or other debt claims against credit institutions nor with distributions effected by private foundations). For such set-off of losses the shareholder generally has to opt for assessment to income tax (in particular as regards securities deposited with different banks): In case of an Austrian depository, the set-off of losses has to be effected by the Austrian custodian agent taking into account all of a taxpayer’s accounts with this custodian agent. Losses from the sale of shares held as non-business assets may not be carried forward to subsequent years.

For holders of common shares who are subject to unlimited income tax liability, holding the common shares as business assets, capital gains realized upon a sale (including inter alia a redemption or withdrawal of the common shares from the business) are subject to Austrian income tax. In the case of capital gains with an Austrian nexus relevant for Austrian withholding tax purposes (as described above), such income is subject to a withholding tax of 27.5%. In this case, the Austrian withholding tax does not discharge of Austrian income tax liability but may be credited against the income tax liability assessed. The capital gains must always be included in the income tax return (even if Austrian withholding tax is triggered), but are nevertheless taxed at a flat income tax rate of 27.5%, with any withholding tax being credited. In addition, the option exists to include income subject to the tax rate of 27.5% in the annual tax return at the progressive income tax rate, i.e. if a lower than 27.5% progressive income tax rate applies. Losses realized upon the disposal of common shares may preferentially be offset with other capital gains of the same business (or appreciations in value of such assets), only 55% of any residual loss may be offset with other types of income (and carried forward).

For holders of our common shares who are subject to unlimited corporate income tax liability, capital gains realized upon the sale of the common shares are taxed at the normal corporate income tax rate of 25%. According to sec. 93(1a) of the Austrian Income tax Act, the withholding tax may be levied at a rate of 25% (instead of 27.5%). A corporation may file an exemption declaration in order to avoid that Austrian withholding tax is levied. On the level of an Austrian resident corporate shareholder the restrictions on the offset of losses outlined above do in general not apply. However, sec 12(3) of the Austrian Corporate Income Tax Act provides for certain restrictions with respect to the tax deductibility of impairment losses as well as losses from the sale or other disposal of participations in the meaning of sec. 10 of the Austrian Corporate Income Tax Act.

Private foundations pursuant to the Austrian Private Foundations Act fulfilling the prerequisites contained in sections 13(3) and (6) of the Austrian Corporate Income Tax Act and holding the common shares as a non-business asset are subject to interim taxation (Zwischenbesteuerung) at a rate of 25% on income from realized increases in value of the common shares. Interim tax does not become due insofar as distributions subject to withholding tax are made to beneficiaries in the same tax period. Reference is made to the possibility to achieve a tax deferral upon transferring hidden reserves realized upon the sale of shares by way of a qualified replacement acquisition pursuant to sec. 13(4) of the Austrian Corporate Income Tax Act. In the case of capital gains with nexus relevant for Austrian withholding tax purposes (as described above), the income is, in general, subject to a withholding tax of 25%, which can be credited against the tax due. Under the conditions set forth in section 94(12) of the Austrian Income Tax Act, no withholding tax is levied.

Withdrawals (Entnahmen oder sonstiges Ausscheiden aus dem Depot), the transfer of the investor’s tax residence (Wegzug) or deposit account (Depotentnahme) outside of Austria, the transfer of the common shares to a non-resident without consideration or any other circumstances which lead to Austria losing its taxation right with respect to the common shares are in general deemed as a disposal resulting in exit taxation. As an exception to this general rule withdrawals and other transfers of common shares from an investor’s account are not deemed to be a disposal if Austria does not lose its taxation right and certain other requirements pursuant to § 27(6)(2) EStG are met. Upon application of the taxpayer, the exit taxation of the common shares held as private assets can be deferred until the actual disposal of the common shares in case the investor transfers his or her tax residence outside of Austria to an EU member state or certain member states of the European Economic Area or transfers the common shares for no consideration to another individual resident in an EU member state or certain member states of the European Economic Area. In all other cases in which Austria loses its taxation right with respect to an EU member state or certain member states of the European Economic Area the taxpayer may apply for a payment of the triggered income tax in instalments over a period of seven years. In case the common shares represent current assets (Umlaufvermögen), a payment period of two years applies instead.

Income Taxation of Shareholders Tax Resident Outside of Austria (Non-Residents)

Taxation of Dividends

For non-resident individual holders of our common shares, dividends distributed by an Austrian corporation are, in principle, subject to 27.5% withholding tax, dividends distributed to corporate holders are subject to a 25% withholding tax.

Double taxation treaties may, however, provide for a reduction of the Austrian taxation right for dividends distributed by an Austrian entity to a non-Austrian resident (individual or corporate) shareholder. Austria has entered into tax treaties with more than 90 countries. Most of the Austrian tax treaties in principle follow the OECD Model Tax Convention and provide for a reduction of Austrian dividend withholding tax to 15% in case of portfolio dividends and for a further reduction in case of qualified participations. For example, the tax treaty with the United States as currently in place provides for a reduction of Austrian withholding tax to 15% or, in case of a direct ownership of at least 10% of the voting stock by a company (other than a partnership) to 5%.

A non-resident shareholder who is entitled to a reduced rate under an applicable tax treaty may apply for refund of the difference between the 27.5% withholding tax and the lower rate provided for by the tax treaty in the course of a refund procedure. In order to obtain such refund, an eligible non-resident shareholder will generally have to provide a certificate of residence issued by the tax authorities of its country of residence. Claims for refund of the Austrian withholding tax may be filed using the forms ZS-RD 1 and ZS RD 1A (German) or ZS-RE 1 and ZS RE 1A (English). Tax treaty relief from Austrian withholding tax may also be granted by the distributing company already at source provided that the requirements of the Austrian relief at source rules under an ordinance of the Austrian Ministry of Finance (DBA-Entlastungsverordnung) are met. However, an Austrian corporation is under no obligation to grant tax treaty relief at source, and it is common practice that listed companies do not grant such relief at source. Further, a relief at source is not possible under the mentioned ordinance of the Austrian Ministry of Finance if the dividends are paid by a bank acting as custodian of the shares for the shareholder.

Dividends paid to a company qualifying under Council Directive 2011/96/EU dated 30 November 2011 (EC Parent-Subsidiary Directive) are exempt from withholding tax if the EU company has held directly at least 10% of the share capital for an uninterrupted period of at least one year and meets certain additional criteria. Dividends which are attributable to an Austrian permanent establishment (Betriebsstätte) of a company resident in an EU or EEA member state are exempt from corporate income tax, and the 25% withholding tax is credited against the Austrian corporate income tax liability of the EU or EEA company or refunded to it.

In addition, corporate shareholders resident in (i) an EU member state or (ii) a EEA member state with which Austria has entered into an agreement on comprehensive mutual assistance in tax administration and tax enforcement (currently Norway and Liechtenstein) are entitled to a refund of the Austrian dividend withholding tax that would otherwise be due under the applicable tax treaty if and to the extent the shareholder provides evidence that in its country of residence no (full) tax credit for such withholding tax was possible pursuant to the applicable tax treaty. A refund of the remaining Austrian withholding tax that exceeds the tax rate provided for by the applicable tax treaty can be obtained from the competent Austrian tax office Bruck Eisenstadt Oberwart upon application.

Taxation of Capital Gains

For non-resident individuals and corporations, capital gains on the sale of shares are taxable in Austria if (i) the shares are attributable to an Austrian permanent establishment or (ii) the selling shareholder has held a qualified shareholding (i.e. if he held at one point in time during the last five years preceding the sale at least 1% of the Austrian corporation’s capital). Capital gains are generally subject to 27.5% withholding tax (or 25% in case of corporations) in Austria in case of a nexus relevant for Austrian withholding tax purposes (as outlined above). However, pursuant to § 94 (13) of the Austrian Income Tax Act, such capital gains realized by non-residents shareholders are exempt from Austrian withholding tax.

In this respect, it is to note that most of Austria’s tax treaties follow the OECD Model Tax Convention and attribute the right of taxation on capital gains to the state of residence (unless the shares are attributable to an Austrian permanent establishment) and provide for (full) exemption from taxation in Austria. Consequently, the capital gains are not taxable in Austria.

Tax Cooperation Agreements Austria/Switzerland and Austria/Liechtenstein

On 1 January 2013, the Treaty between the Republic of Austria and the Swiss Confederation on Cooperation in the Areas of Taxation and Capital Markets entered into force. A similar treaty between the Republic of Austria and the Principality of Liechtenstein is in force since 1 January 2014. These treaties provide that a Swiss, or as the case may be Liechtenstein, paying agent has to withhold a tax amounting to 25%, on, inter alia, dividends and capital gains from assets booked with an account or deposit of such Swiss, or as the case may be Liechtenstein, paying agent if the relevant holder of such assets (i.e., generally individuals on their own behalf and as beneficial owners of assets held by a domiciliary company (Sitzgesellschaft)) is tax resident in Austria. The same applies to such income from assets managed by a Liechtenstein paying agent if the relevant holder of these assets (i.e. in general individuals as beneficial owners of a transparent structure) is tax resident in Austria. For Austrian income tax purposes, the withholding tax has the effect of final taxation regarding the underlying income if the Austrian Income Tax Act provides for the effect of final taxation for such income. The taxpayer can opt for voluntary disclosure instead of the withholding tax by expressly authorizing the Swiss, or as the case may be Liechtenstein, paying agent to disclose to the competent Austrian authority such income which subsequently has to be included in the income tax return.

Inheritance and Gift Tax

Austria does not levy inheritance or gift tax.

However, it should be noted that certain gratuitous transfers of assets to (Austrian or foreign) private law foundations and comparable legal estates (privatrechtliche Stiftungen und damit vergleichbare Vermögensmassen) are subject to a foundation entry tax (Stiftungseingangssteuer) pursuant to the Austrian Foundation Entry Tax Act (Stiftungseingangssteuergesetz). Such tax is triggered if the transferor and/or the transferee at the time of transfer have a domicile, their habitual abode, their legal seat or their place of effective management in Austria. Certain exemptions apply in the event of a transfer mortis causa of financial assets within the meaning of sections 27(3) and (4) of the Austrian Income Tax Act (except for participations in corporations) if income from such financial assets is subject to the special tax rate of 27.5 to 25%. The tax basis is the fair market value of the assets transferred minus any debts, calculated at the time of transfer. In general a tax rate of 2.5% applies, in certain cases, however, a tax rate of 25% applies. Since 1 January 2014, special provisions apply to transfers of assets to non-transparent foundations and similar vehicles (Vermögensstrukturen) falling within the scope of the tax treaty between Austria and Liechtenstein (see above).

In addition, a special notification obligation exists for gifts of money, receivables, shares in corporations, participations in partnerships, businesses, movable tangible assets and intangibles if the donor and/or the donee have a domicile, their habitual abode, their legal seat or their place of effective management in Austria. Not all gifts are covered by the notification obligation. In case of gifts to certain related parties, a threshold of EUR 50,000 per year applies; in all other cases, a notification is obligatory if the value of gifts made exceeds an amount of EUR 15,000 during a period of five years. Furthermore, gratuitous transfers to foundations within the scope the Austrian Foundation Entry Tax Act described above are also exempt from the notification obligation. Intentional violation of the notification obligation may lead to the levying of fines of up to 10% of the fair market value of the assets transferred.

Further, it should be noted that gratuitous transfers of common shares may trigger income tax at the level of the transferor pursuant to section 27(6)(1) of the Austrian Income Tax Act (see above).

Capital Contribution Tax

The capital contribution tax (Gesellschaftsteuer) has been abolished in Austria with effect from January 1, 2016.

Other taxes

Currently, the introduction of a financial transaction tax on the transfer of shares is discussed and envisaged on a European level. It is recommended for investors to get in touch with their tax advisors with respect to potential tax consequences which may be triggered by an introduction of a financial transaction tax.

Taxation in the United States

The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular U.S. holder, as defined below, of the ADSs. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this Annual Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of ADSs. This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire the ADSs at their original issuance and hold the ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the ADSs. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•                  banks or other financial institutions;

•                  insurance companies;

•                  dealers or traders in securities, currencies, or notional principal contracts;

•                  tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;

•                  regulated investment companies or real estate investment trusts;

•                  persons that hold the common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•                  an entity classified as a partnership and persons that hold the common shares through partnerships or certain other pass-through entities;

•                  holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;

•                  persons who acquired the ADSs as compensation for the performance of services;

•                  persons holding the ADSs in connection with a trade or business conducted outside of the United States;

•                  a U.S. holder who holds the ADSs through a financial account at a foreign financial institution that does not meet the requirements for avoiding future withholding with respect to certain payments under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or the Code;

•                  holders that own (or are deemed to own) 10% or more of our voting shares; and

•                  holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address alternative minimum tax, gift or estate consequences or the indirect effects on the holders of equity interests in entities that own the ADSs. In addition, this discussion does not consider the U.S. tax consequences to holders of ADSs that are not “U.S. holders” (as defined below).

For the purposes of this summary, a “U.S. holder” is a beneficial owner of common shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:

•                  an individual who is either a citizen or resident of the United States;

•                  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our common shares or ADSs, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Ownership of ADSs

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the common shares represented by such ADSs. Gain or loss will generally not be recognized on account of exchanges of common shares for ADSs, or of ADSs for common shares. References to common shares in the discussion below are deemed to include ADSs, unless context otherwise requires.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of such U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of such pro rata share of our earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of the sum of such pro rata share of our earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. A corporate U.S. holder will not be eligible for any dividends-received deduction in respect of a dividend received with respect to common shares.

Subject to the discussion below regarding the “Medicare tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-United States corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the United States. Our ADSs are listed on The NASDAQ Global Market, which has been determined to be an established securities market in the United States. The Company, which is incorporated under the laws of Austria, believes that it qualifies as a resident of Austria for the purposes of, and is eligible for the benefits of, the Convention between the United States of America and the Republic of Austria for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on May 31, 1996, or the U.S.-Austria Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Austria Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.

Dividends received by a U.S. holder with respect to common shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. For these purposes, dividends distributed by us generally will constitute “passive category income” (but, in the case of some U.S. holders, may constitute “general category income”).

Sale or Other Disposition of Common Shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the common shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate U.S. holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations. For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Medicare Tax

An additional 3.8% tax, or “Medicare Tax,” is imposed on all or a portion of the “net investment income” (which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately) and (ii) certain trusts or estates.

Passive Foreign Investment Company Considerations

A corporation organized outside the United States generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the composition and average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our common shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of life sciences companies can be especially volatile).

If we were a PFIC for any taxable year during which a U.S. holder held common shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below) gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the common shares would be allocated ratably over the U.S. holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of common shares exceeds 125% of the average of the annual distributions on common shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.

In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund” election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the common shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such common shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of common shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).

Alternatively, a U.S. holder making a valid and timely “QEF election” generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing holder would be subject to U.S. federal income tax on the electing holder’s pro rata share of our net capital gain and ordinary earnings, regardless of whether such amounts were actually distributed to the electing holder. Although the Company currently intends to make available the information necessary to permit a U.S. holder to make a valid QEF election, there can be no assurance that it will continue to do so in future years.

If we were considered a PFIC for the current taxable year or any future taxable year, a U.S. holder would be required to file annual information returns for such year, whether or not the U.S. holder disposed of any common shares or received any distributions in respect of common shares during such year.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on common shares and on the proceeds from the sale, exchange or disposition of common shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (at a 28% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act, or FATCA, and Related Provisions

Under certain circumstances, the Company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law ) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign pass-thru payments” made on or after January 1, 2017, if such payments are not exempt from such withholding. The Company believes, and this discussion assumes, that the Company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign pass-thru payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

Foreign Asset Reporting

In addition, certain individuals who are U.S. Holders may be required to file IRS Form 8938 to report the ownership of “specified foreign financial assets” if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset may include not only a financial account (as defined for these purposes) maintained by a non-U.S. financial institution, but also stock or securities issued by a non-U.S. corporation (such as the Company). Certain U.S. entities may also be required to file IRS Form 8938 in the future.

F.                    Dividends and Paying Agents

Not applicable.

G.                  Statement by Experts

Not applicable.

H.                  Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on our website, free of charge, our Annual Report on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is “www.nabriva.com.” The information contained on our website is not incorporated by reference in this Annual Report.

I.  Subsidiary Information

Not applicable.

Item 11:                  Quantitative and Qualitative Disclosures About Market Risk

See “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk.”

Item 12:                  Description of Securities other than Equity Securities

A.                   Debt Securities.

Not applicable.

B.                   Warrants and Rights.

Not applicable.

C.                   Other Securities.

Not applicable.

D.                   American Depository Shares.

The following table shows the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly. The majority of these costs are set by the depositary and are subject to change:

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

Item 13:      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14:      Material Modifications to the Rights of Security Holders and Use of Proceeds

A.      Material Modifications to the Rights of Security Holders

Not applicable.

B.      Use of Proceeds

We effected the initial public offering, or IPO, of our American Depositary Shares, or ADSs, each representing one tenth (1/10) of a common share, through a Registration Statement on Form F-1 (File No. 333-205073) that was declared effective by the Securities and Exchange Commission on September 17, 2015. On September 23, 2015, we completed the sale of 9,000,000 ADSs, representing 900,000 of our common shares, at a public offering price of $10.25 per ADS, before underwriting discounts. In addition, we granted the underwriters a 30-day option to purchase up to 1,350,000 additional ADSs to cover over allotments, if any. On September 30, 2015, we completed the additional sale of 1,350,000 ADSs under this option at a price to the public of $10.25 per ADS, resulting in aggregate net proceeds to us of approximately $92.4 million after deducting underwriting discounts and commissions of $7.4 million and offering expenses of $6.3 million. None of the underwriting discounts and commissions or other offering expenses were paid to directors or officers of ours or their associates or to persons owning 10 percent or more of any class of our equity securities or to any affiliates of ours. Leerink Partner LLC, RBC Capital Markets, LLC, Needham & Company, LLC and Wedbush PacGrow Inc. were the underwriters for our initial public offering.

There has been no material change in our planned use of the net proceeds from our IPO as described in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 21, 2015.

Our management board retains broad discretion in the allocation and use of the net proceeds of our initial public offering.

Item 15:      Controls and Procedures.

A.      Disclosure Controls and Procedures.

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of December 31, 2015, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

B.      Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.      Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm as we are an “emerging growth company” as defined in the JOBS Act.

D.      Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:     Audit Committee Financial Expert

Our supervisory board has determined that Mr. Charles A. Rowland Jr., an independent director and member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Item 16B:     Code of Ethics

Our Code of Business Conduct and Ethics is applicable to all of our employees, management board members and supervisory board members and is available on our website at http://www.nabriva.com. Our Code of Business Conduct and Ethics provides that our employees, management board members and supervisory board members are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this document, and you should not consider information on our website to be part of this document.

Item 16C:     Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PwC Wirtschaftsprüfung GmbH, our independent registered public accounting firm.

	Year Ended December 31,
(in thousands)	2014	2015

Audit Fees	€24	€290
Audit-Related Fees(1)	9	119
Tax Fees(2)	1
All Other Fees(3)	22	1,636

Total	€56	€2,045

(1)

Fees for the performance of assurance reporting on historical information included in our initial public offering registration statement that was filed with the Securities and Exchange Commission and other audit related assurance services.

(2)	Fees relate to the aggregated fees for services rendered on tax compliance, tax advice and tax planning.
(3)	Fees related to consulting services and services associated with our initial public offering.

Audit Committee Pre-Approval policies and procedures

Our Audit Committee reviews and pre-approves the scope and the cost of audit services and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our company provided by PwC Wirtschaftsprüfung GmbH during the last fiscal year have been approved by the Audit Committee.

Item 16D:     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F:      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:     Corporate Governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

We do not intend to follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of our common shares under such plans. In accordance with Austrian law, we are not required to seek shareholder approval in connection with the implementation of employee equity compensation plans unless such plans provide for the issuance of common shares to supervisory board members or the management board does not hold a valid authorization to issue common shares for such purpose.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ’s listing standards.

Because we are a foreign private issuer, our supervisory board members, management board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Item 16H:     Mine Safety Disclosure

Not applicable.

PART III

Item 17:      Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18:      Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19:      Exhibits

Exhibit No.	Description
1.1*

Articles of Association of Nabriva Therapeutics AG (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K (File No. 001-37558), filed with the Securities and Exchange Commission on December 30, 2015)

1.2	By-Laws of the Supervisory Board of Nabriva Therapeutics AG

1.3	By-Laws of the Management Board of Nabriva Therapeutics AG

2.1*

Deposit Agreement, dated September 17, 2015, among Nabriva Therapeutics AG, The Bank of New York Mellon, as depositary, and all owners and holders of ADSs issued thereunder (incorporated by reference to Exhibit 99.3 of our Report on Form 6-K (File No. 001-37558), filed with the Securities and Exchange Commission on September 30, 2015)

2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3*

Registration Rights Agreement, dated September 4, 2015, among Nabriva Therapeutics AG and the parties listed therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (File No. 333-205073), as amended, filed with the Securities and Exchange Commission on September 8, 2015)

4.1*

Stock Option Plan 2007, as amended (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-205073), as amended, filed with the Securities and Exchange Commission on July 7, 2015)

4.2*

Stock Option Plan 2015, as amended (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-205073), as amended, filed with the Securities and Exchange Commission on August 24, 2015)

4.3*

Lease Agreement, dated December 1, 2014, by and between Nabriva Therapeutics AG and EOS at 1000 Continental, LLC (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-205073), filed with the Securities and Exchange Commission on June 18, 2015)

4.4*

Lease Agreement, dated March 16, 2007, by and between Nabriva Therapeutics AG and CONTRA Liegenschaftsverwaltung GmbH (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-205073), filed with the Securities and Exchange Commission on June 18, 2015)

4.5*

Sublease Agreement, dated July 7, 2015, by and between Nabriva Therapeutics AG and Card Connect, LLC (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-205073), as amended, filed with the Securities and Exchange Commission on August 24, 2015)

4.6*

Consultancy Service Agreement, dated January 1, 2014, between Nabriva Therapeutics AG and Talbot Advisors LLC (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-205073), filed with the Securities and Exchange Commission on June 18, 2015)

4.7*

Employment Agreement, dated August 28, 2014, by and between Nabriva Therapeutics US, Inc. and Colin Broom (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-205073), filed with the Securities and Exchange Commission on June 18, 2015)

4.8*

Employment Agreement, dated February 25, 2014, by and between Nabriva Therapeutics AG and Ralf Schmid, as amended (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-205073), as amended, filed with the Securities and Exchange Commission on August 24, 2015)

4.9*

Employment Agreement, dated December 1, 2014, by and between Nabriva Therapeutics US, Inc. and Steven Gelone (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-205073), filed with the Securities and Exchange Commission on June 18, 2015)

4.10*

Employment Agreement, dated April 14, 2015, by and between Nabriva Therapeutics US, Inc. and Elyse Seltzer (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-205073), filed with the Securities and Exchange Commission on June 18, 2015)

4.11*

Loan Agreement, dated July 4, 2014, between Nabriva Therapeutics AG and Kreos Capital IV (UK) Limited (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-205073), filed with the Securities and Exchange Commission on June 18, 2015)

4.12	Loan Prepayment Agreement, dated November 20, 2015, between Nabriva Therapeutics AG and Kreos Capital IV (UK) Limited

8.1	Subsidiaries of Nabriva Therapeutics AG

12.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PwC Wirtschaftsprüfung GmbH

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Name:	Colin Broom
Title:	Chief Executive Officer

Date: April 28, 2016

NABRIVA THERAPEUTICS AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board Members and Shareholders of Nabriva Therapeutics AG:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Nabriva Therapeutics AG and its subsidiary at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Vienna, Austria April 28, 2016

PwC Wirtschaftsprüfung GmbH
Erdbergstrasse 200, 1030 Vienna, Austria.

/s/ Alexandra Rester
Alexandra Rester
Austrian Certified Public Accountant

NABRIVA THERAPEUTICS AG

Consolidated Statement of Financial Position

		As of December 31
(in thousands)	Notes	2014	2015
Assets
Non-current assets
Property, plant and equipment	14	€314	€382
Intangible assets	15	10	3
Long-term receivables	17	326	395
Deferred tax assets	11	—	566
		650	1,346
Current assets
Current receivables	17	1,543	4,414
Marketable securities and term deposits	18	—	68,884
Cash and cash equivalents	19	1,770	33,477
		3,313	106,775
Total assets		€3,963	€108,121
Equity and liabilities
Capital and reserves
Share capital	20	€328	€2,119
Capital reserves	20	66,458	223,107
Other reserves		(21)	(98)
Treasury shares	20	(19)	(19)
Accumulated losses		(96,905)	(125,613)
		(30,159)	99,496
Non-current liabilities
Borrowings	23	2,834	—
Investment from silent partnership	22	522	—
Other financial liabilities	25	1,817	—
Deferred tax liability	11	9	—
Other liabilities	27	68	77
		5,250	77
Current liabilities
Borrowings	23	2,963	—
Convertible loans	24	16,253	—
Trade payables	26	292	2,689
Other financial liabilities	25	5,942	—
Other liabilities	27	2,591	5,703
Current income tax liabilities	11	831	156
		28,872	8,548
Total equity and liabilities		€3,963	€108,121

The accompanying notes form an integral part of these consolidated financial statements.

NABRIVA THERAPEUTICS AG

Consolidated Statement of Comprehensive Income (Loss)

	Year ended December 31
(in thousands)	Notes	2013	2014	2015
Other income	5	€26,182	€1,805	€3,395
Research and development expenses	6	(7,324)	(7,065)	(20,790)
General and administrative expenses	7	(2,869)	(2,876)	(7,151)
Other gains, net	9	171	105	2,615
Operating result		€16,160	€(8,031)	€(21,931)
Financial income	10	4,026	1,086	6,166
Financial expenses	10	(8,200)	(6,363)	(13,344)
Financial result	10	€(4,174)	€(5,277)	€(7,178)
Profit (loss) before taxes		€11,986	€(13,308)	€(29,109)
Income tax (expenses) benefits	11	(776)	(72)	401
Profit (loss) for the period		€11,210	€(13,380)	€(28,708)
Other comprehensive income (OCI)
Items that may be reclassified subsequently to profit or loss, net of tax
Exchange differences on translating foreign operations		—	(21)	(15)
Fair value gains (losses) on available-for-sale financial assets		1	—	(62)
Reclassification to financial result		(1)	—	—
Other comprehensive income (loss) for the year		—	(21)	(77)
Total comprehensive income (loss) for the year		€11,210	€(13,401)	€(28,785)

All results are derived from continuing activities in respect of current and preceding years and are attributable to shareholders of the Company.

	Year ended December 31
Earnings (loss) per share	Notes	2013	2014	2015
Basic (€ per share)	12	34.53	(41.21)	(27.12)
Diluted (€ per share)	12	27.89	(41.21)	(27.12)

The accompanying notes form an integral part of these consolidated financial statements.

NABRIVA THERAPEUTICS AG

Consolidated Statement of Cash Flows

	Year ended December 31
(in thousands)	Notes	2013	2014	2015
Cash flow from operating activities
Profit (loss) for the year		€11,210	€(13,380)	€(28,708)
Adjustments for:
Taxes on income recognized in profit or loss		776	72	(401)
Financial income recognized in profit or loss		(4,026)	(1,086)	(6,166)
Financial expense recognized in profit or loss		8,200	6,363	13,344
Depreciation and amortization expense		143	125	138
Net gain/loss from disposals of assets		—	1	—
Valuation stock option program		124	72	1,234
Non-cash-income from debt relief		(20,870)	—	—
Other non-cash-income		(659)	(422)	(65)
Changes in long-term receivables		—	(29)	(64)
Changes in current receivables		2,624	(488)	(2,866)
Changes in trade and other liabilities		(1,168)	530	5,443
Interest paid		(102)	(416)	(953)
Interest received		3	2	12
Taxes paid		(4)	(4)	(846)
Cash flow utilized by operating activities	13	(3,749)	(8,660)	(19,898)
Purchase of plant and equipment and intangible assets		(24)	(68)	(150)
Purchase of available-for-sale financial assets		—	—	(27,582)
Investments in term deposits		—	—	(41,357)
Proceeds from sale of property, plant and equipment		—	2	—
Proceeds from sale of available-for-sale financial assets		2,501	—	—
Cash flow generated from (utilized by) investing activities	13	2,477	(66)	(69,089)
Proceeds from initial public offering	4.4	—	—	94,485
Proceeds from April 2015 financing	4.2	—	—	42,096
Other proceeds from shareholders	4.2, 4.3, 21.1	—	—	31
Proceeds from silent partnership	4.2, 22	—	475	1,000
Proceeds from long-term borrowings		—	4,645	—
Proceeds from convertible loans	4.2, 24	1,500	3,550	3,096
Repayments of participation rights	21.4	—	—	(5)
Repayments of long-term borrowings		(583)	(1,750)	(6,654)
Equity transaction costs	4.2, 4.4	—	—	(13,351)
Changes in restricted cash		101	303	—
Cash flow generated from financing activities	13	1,018	7,223	120,698
Net cash flow		(254)	(1,503)	31,711
Cash and cash equivalents at beginning of period	19	3,545	3,291	1,770
Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies		—	(18)	(4)
Cash and cash equivalents at end of period	19	€3,291	€1,770	€33,477

The accompanying notes form an integral part of these consolidated financial statements.

NABRIVA THERAPEUTICS AG

Consolidated Statement of Changes in Equity

(in thousands)	Nominal capital / share capital	Capital reserves	Treasury shares	Accu-mulated losses	Foreign currency translation reserve	Fair value reserve	Total
Notes	20	20	20
January 1, 2013	€328	€66,262	€(19)	€(94,735)	€—	€—	€(28,164)
Stock options	—	124	—	—	—	—	124
Profit for the year	—	—	—	11,210	—	—	11,210
Total comprehensive income for the year	—	—	—	11,210	—	—	11,210
December 31, 2013	€328	€66,386	€(19)	€(83,525)	€—	€—	€(16,830)
Stock options	—	72	—	—	—	—	72
Loss for the year	—	—	—	(13,380)	—	—	(13,380)
Other comprehensive loss, net of tax	—	—	—	—	(21)	—	(21)
Total comprehensive loss for the year	—	—	—	(13,380)	(21)	—	(13,401)
December 31, 2014	€328	€66,458	€(19)	€(96,905)	€(21)	—	€(30,159)
Paid in capital	1,563	135,035	—	—	—	—	136,598
Conversion of convertible loans	203	30,177	—	—	—	—	30,380
Contribution of silent partnerships	15	2,255	—	—	—	—	2,270
Exercised options (Kreos)	9	1,295	—	—	—	—	1,304
Exercised options (SOP)	1	113	—	—	—	—	114
Equity transaction costs	—	(13,351)	—	—	—	—	(13,351)
Stock options	—	1,125	—	—	—	—	1,125
Loss for the year	—	—	—	(28,708)	—	—	(28,708)
Other comprehensive loss, net of tax	—	—	—	—	(15)	(62)	(77)
Total comprehensive loss for the year	—	—	—	(28,708)	(15)	(62)	(28,785)
December 31, 2015	€2,119	€223,107	€(19)	€(125,613)	€(36)	€(62)	€99,496

The accompanying notes form an integral part of these consolidated financial statements.

NABRIVA THERAPEUTICS AG

Notes to the Consolidated Financial Statements

(in thousands, except per share data)

1.              General Information

Nabriva Therapeutics AG, together with its 100% owned and consolidated U.S. subsidiary Nabriva Therapeutics US, Inc., (“Nabriva”, “the Group” or the “Company”) is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. Nabriva was incorporated in Austria as a spin-off from Sandoz GmbH in October 2005 and commenced operations in February 2006. The Company’s headquarters are at Leberstrasse 20, A-1110 Vienna. Nabriva Therapeutics US, Inc. was founded and began operations in the United States in August 2014.

The management approved the consolidated financial statements for issuance on April 19, 2016.

2.              Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise noted.

2.1                     Basis of Preparation

The consolidated financial statements of Nabriva Therapeutics AG have been prepared on a historical cost basis in accordance with the International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB, and the Interpretations of the International Financial Reporting Interpretations Committee, or IFRIC.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Going concern

Since inception, the Company’s activities have consisted primarily of raising capital and performing research and development activities to advance its product candidates. The Company is still in the development phase and has not been marketing any products commercially to date. Since inception, the Company has incurred significant losses from operations and expects losses to continue for the foreseeable future, as a result of the Company’s R&D activities and in line with its long-term business plan and the general biopharmaceutical business model. The Company’s success depends primarily on the successful development and regulatory approval of its product candidates and its ability to finance operations.

These consolidated financial statements have been prepared on a going concern basis that contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

2.2                     Application of New and Revised International Financial Reporting Standards (IFRSs)

First-time adoption of new or revised standards and interpretations

The Company has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2015:

•                  Annual Improvements to IFRSs — 2010-2012 Cycle and 2011 — 2013 Cycle

•                  Defined Benefit Plans: Employee Contributions — Amendments to IAS 19

The application of these Amendments and Improvements has had no material impact on the Company’s consolidated financial statements.

New and revised standards and interpretations in issue but not yet effective

At the time of authorization of these consolidated financial statements for publication, a number of revisions, amendments and interpretations had already been published by the IASB, but their application was not yet mandatory and the Company had not adopted them early. None of these are expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

•                  IFRS 9 Financial Instruments (applicable to financial years beginning on or after January 1, 2018): IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces new rules on hedge accounting. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not reclassified. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The Company is in the process of assessing the impact of IFRS 9.

•                  IFRS 15 Revenue from contracts with customers (applicable to financial years beginning on or after January 1, 2017): IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The Company is in the process of assessing the impact of IFRS 15.

•                  IFRS 16 Leases (applicable to financial years beginning on or after January 1, 2019): IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The Company is in the process of assessing the impact of IFRS 16.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.3                     Consolidation

The consolidated financial statements incorporate the financial statements of Nabriva Therapeutics AG and its 100% owned U.S. subsidiary. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit and loss and other comprehensive income from the date the Company gains control until the date the company ceases to control the subsidiary.

As of December 31, 2015 the Company has one 100% owned subsidiary, Nabriva Therapeutics US, Inc., King of Prussia, PA, USA, founded in August 2014. Nabriva’s chief executive officer as well as the majority of the clinical development team are employed with the U.S. subsidiary.

The financial statements of all consolidated companies have the statement of financial position date December 31, and are prepared in accordance with Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

2.4                     Segment Reporting

The Company operates in one reportable segment, which comprises the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. The management team is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the allocation of the Company’s resources, and to assess overall performance.

2.5                     Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in euro, which is the Company’s functional and presentation currency. The assets and liabilities of the U.S. subsidiary with a functional currency different from the Company’s presentation currency are translated at year end exchange rates using the closing rate method. Income and expense items are translated at the average exchange rate for the period. Exchange differences arising are recognized in other comprehensive income (loss) and accumulated in equity as foreign currency translation reserve included in other reserves.

Transactions and balances

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income (loss) (see also Note 9).

2.6                     Basic Recognition and Valuation Principles

These consolidated financial statements are prepared on the basis of historical cost of acquisition with the exception of certain items such as available-for-sale financial assets or some financial liabilities (debt derivatives resulting from conversion rights and options), which are shown at fair value. The consolidated statement of comprehensive income (loss) is presented using the cost-of-sales method. In the consolidated statement of comprehensive income (loss) and consolidated statement of financial position certain items are combined for the sake of clarity or immateriality. As required by IAS 1, assets and liabilities are classified by maturity. They are classified as current if they mature within one year, and otherwise as non-current.

2.7                     Grant Income

Grant income comprises (a) grants received from the Vienna Center for Innovation and Technology (Zentrum für Innovation, or ZIT) and the Vienna Business Promotion Fund (Wiener Wirtschaftsförderungsfonds, or WWFF), (b) the research premium from the Austrian government and (c) the interest advantage of government loans according to IAS 20.10A. Please refer to Note 5 for further details on all forms of grant income.

The WWFF grant is paid out through the landlord in the form of a monthly reduction in lease payments and is recognized over the period from grant date in March 2010 until end of the lease term in December 2017. The ZIT grants were provided to support specific research projects and are recognized according to the progress of the respective project. The research premium is calculated as 10% of a specified research and development cost base. It is recognized to the extent the research and development expenses have been incurred. All grants are non-refundable as long as the conditions of the grant are met. Nabriva is and has been in full compliance with the conditions of the grants and all related regulations. If, in the future, compliance with all obligations cannot be fully assured, any related contingent liability will be treated in accordance with IAS 37.

According to IAS 20.10A the benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit due to the difference between the market rate of interest and the rate of interest charged by the governmental organization is measured as the difference between the initial carrying value of the loan determined in accordance with IAS 39 and the proceeds received. This benefit is deferred, and recognized through profit and loss over the term of the corresponding financial liabilities in accordance with IAS 20.10A. For further information on the market interest rate and the nominal interest rates of the government loans please refer to Note 23. The loan is recognized and measured in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

2.8                     Research and Development Expenses (IAS 38)

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use. All research costs are expensed as incurred. IAS 38 (Intangible Assets) prohibits the capitalization of research costs; development costs must be capitalized when the following criteria have been fulfilled:

•                  It is technically feasible to complete the intangible asset so that it will be available for use or sale;

•                  Management intends to complete the intangible asset and to utilize or sell it;

•                  There is an ability to utilize or sell the intangible asset;

•                  It can be demonstrated how the intangible asset will generate probable future economic benefits;

•                  Adequate technical, financial and/or other resources to complete the development and to utilize or sell the intangible asset are available; and

•                  The expenditure attributable to the intangible asset during its development can be reliably measured.

The following costs, in particular by their nature, constitute research and development expenses: the appropriate proportions of direct personnel and material costs, related overheads for internal or external technology, engineering and other departments that provide services; costs for experimental and pilot facilities (including depreciation of buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; other taxes related to research facilities; and fees for the filing and registration of self-generated patents that are not capitalized.

The Company’s projects are currently in the research and development phase and marketing approval by European and foreign regulatory authorities is not, nor will be, available for any product in the near future. Therefore, expenditure on research and development is not capitalized as an intangible asset, but is recognized as an expense in the period in which it is incurred.

2.9                     Leases

When a significant portion of the risks and rewards of ownership is retained by the lessor leases are classified as operating leases, otherwise as finance leases. Payments made by the Company on operating leases, mainly in connection with the rental agreements for the premises in Austria and the United States, are charged to the consolidated statement of comprehensive income (loss) over the period of the lease. The Company has not entered into finance leases.

2.10              Dividend distribution

To date Nabriva has not paid dividends. Dividend distribution to the Company’s shareholders shall be recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.11              Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and amortization. Historical costs include the acquisition price, ancillary costs and subsequent acquisition costs less any discounts received on the acquisition price.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset where appropriate, but only when it is probable that future economic benefits associated with the item will accrue to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repair and maintenance costs are charged to consolidated statement of comprehensive income (loss) during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method over the estimated useful lives of the assets. In calculating the estimated useful life, the economic and technical life expectancy has been taken into consideration. The estimated useful lives of property, plant and equipment are as follows: 3-5 years for IT equipment, 5-10 years for laboratory equipment and 3-10 years for other plant and office equipment. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

When assets are sold, closed down or scrapped, the difference between the net proceeds and the net carrying amount of the asset is recognized as a gain or a loss in other operating income or expenses.

2.12              Intangible assets

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire the software and bring it into use. These costs are amortized on a straight-line basis over their estimated useful lives (3-10 years).

2.13              Impairment of non-financial assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. There have not been any impairments in the year ended December 31, 2015.

2.14              Financial assets

Purchases and sales of financial assets are recognized on their trade date — the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when such financial assets have been transferred, or substantially all risks and rewards of ownership have been transferred, or when the rights to receive cash flows from such financial assets have terminated. The Company classifies its financial assets into the following categories: (a) Loans and receivables, (b) Held-to-maturity financial assets and (c) Available-for-sale financial assets. The classification of the financial instruments depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, and reviews the classification at each reporting date.

Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for items with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are classified as long-term or current receivables in the consolidated statement of financial position. Loans and receivables are carried at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either explicitly designated as such or are not classified in any of the other categories. They are included in current assets unless management intends to dispose of the investment after more than 12 months after the balance sheet date. Available-for-sale financial assets are initially recognized at fair value (historical cost plus transaction costs) and subsequently carried at fair value.

Changes in the fair value of financial assets classified as available-for-sale are recognized in other comprehensive income, with the exception of interest income and foreign exchange gains/losses on monetary financial assets being recognized in profit or loss. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as realized fair value gains or losses under finance income/expenses. The fair value of shares in an investment fund are determined by the daily redemption price at which such shares can be sold, as quoted daily by the fund on the basis of the fund’s net asset value.

2.15              Impairment of financial assets

At the end of each reporting period the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. For equity securities classified as available-for-sale, a decline in fair value below acquisition cost is considered as an indicator that the securities are impaired. If any such evidence exists, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the line item financial expense — is removed from other comprehensive income and recognized in the consolidated statement of comprehensive income (loss).

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive income (loss).

2.16              Cash and Cash Equivalents

Cash and cash equivalents are classified as cash on hand and deposits held on call with banks and may include other short-term highly liquid investments with original maturities of three months or less. They are recorded at their principal amount.

2.17              Equity

The Company classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument, depending on whether the substance of the contractual arrangement of the instrument meets the definitions of either a financial liability or an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or (ii) a contract that will or may be settled in the Company’s own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the Company has an unconditional right to avoid settlement in cash or another financial asset.

Share classes

The Company’s share capital is made up of no-par value bearer shares with a nominal value of €1.00 per share. Each share has one equal vote. As of December 31, 2014 the Company’s share capital was divided on a contractual basis pursuant to a shareholders agreement into common shares and common shares with contractual preference rights. These common shares with contractual preference rights had a liquidation preference over other common shares. In addition, common shares with contractual preference rights had an anti-dilution protection that was not applicable for other common shares. Pursuant to Austrian law no holder of these common shares with contractual preference rights could require the Company to pay cash, a financial asset or a variable number of the Company’s shares. Hence, also the common shares with contractual preference rights were classified as equity. Upon the closing of the Initial Public Offering (IPO) in 2015 (see Note 4.4), the contractual preference rights terminated.

Transaction costs

Transaction costs incurred in conjunction with the issuance of new shares are recorded as deductions from equity under the line item Capital Reserves in the consolidated statement of financial position.

Treasury shares

When the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.18              Borrowings

According to IAS 39 borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income (loss) over the period of the borrowings using the effective interest method.

The Company has obtained loans from various governmental agencies for certain research and development projects in the past. These loans bear an interest rate below the market interest rate. The difference between fair value and the notional amount at inception is treated as a grant in accordance with IAS 20.10A (please refer to Note 2.7 for further details).

2.19              Silent Partnership

On June 26, 2014 as well as on January 20, 2015 Nabriva entered into silent partnership agreements, which entitled the silent partners to a proportionate share in the fair value of the Company, similar to a shareholder, including a share in profit or loss, according to an agreed participation rate (see Note 22).

To settle its obligations upon termination of the silent partnerships, (a) Nabriva could not unilaterally decide to avoid a cash payment, and (b) Nabriva may have been obliged to deliver a variable number of its own equity instruments. Therefore, the silent partnership agreements had been classified as financial liability according to IAS 32.11. According to IAS 39 contributions of the silent partners had been initially measured at fair value and subsequently at amortized cost, representing the silent partners’ share in the proceeds resulting from an exit event (trade sale or initial public offering), which has been calculated by use of the option pricing model (see Note 4.1).

As described in more detail in Note 4.2, the Company entered into agreements with existing and new investors to issue and sell common shares with contractual preference rights under the Shareholders Agreement 2015 during the year ended December 31, 2015. In connection with this April 2015 financing both silent partnership interests were converted to common shares with contractual preference rights under the Shareholders Agreement 2015.

2.20              Convertible Loans

Between 2011 and 2015 Nabriva entered into five convertible loan agreements, or CLAs, with some of its shareholders. The lenders had the right to convert their entire claim for repayment of the loans into common shares with contractual preference rights in Nabriva. Depending on whether the loans were converted prior or post the execution of an external equity financing agreement in the amount of at least €5 million, the conversion price should have either been the share price for common shares with contractual preference rights as defined in the Shareholders Agreement 2009, or the share price of the external equity financing round. Accordingly the shares to be delivered should either have the same rights as the latest common shares with contractual preference rights issued or the common shares with contractual preference rights issued in the course of the new equity financing. If a loan had not been converted, it should have been redeemed on the respective repayment date. In conjunction with the first two CLAs in 2011 and 2012, Nabriva also granted the lenders additional call options to acquire common shares with contractual preference rights. No transaction costs were incurred in conjunction with the CLAs. For further information on the CLAs as well as the additional call options, please refer to Notes 24, 25 and 30.

As already mentioned in Note 2.19 and described in more detail in Note 4.2, the Company entered into agreements with existing and new investors to issue and sell common shares with contractual preference rights under the Shareholders Agreement 2015 during the reporting period. In connection with this April 2015 financing all existing CLAs were converted to common shares with contractual preference rights under the Shareholders Agreement 2015. Further, all CLA lenders irrevocably waived and acknowledged the termination of their call option rights granted under the CLAs.

The convertible loans represented two financial instruments: an interest bearing loan and an option in form of an equity conversion right for the holders of these instruments. The loan feature of the contract represented a host debt contract that was accounted for at fair value at inception in line with IAS 39.41 and subsequently at amortized cost following the effective interest method. The fair value upon initial recognition was determined as the difference between the fair value of the compound financial instrument as a whole and the fair value of the equity conversion right and additional call options (if any).

Due to the fact that the conversion price had not been fixed but was dependent on future developments, the equity conversion right was considered a financial liability in accordance with of IAS 32. The conversion right was separated from the host contract and accounted for at fair value (determined by use of the option pricing model; see Note 4.1) at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss).

The additional call options represented embedded derivatives to the respective loan agreements and were separated from the main contract. The call options were accounted for at fair value (determined by use of the option pricing model; see Note 4.1) at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss). For further reference see also Note 2.22.

2.21              Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.22              Other Financial Liabilities

Financial liabilities are classified as either liabilities “at fair value through profit or loss”, FVTPL, or “other financial liabilities”. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The carrying amount of other liabilities is effectively the same as their fair value because they are predominantly short-term.

As of December 31, 2014 there was an obligation to pay to Austria Wirtschaftsservice GmbH, or AWS, a certain amount upon the occurrence of specific future events, for example an IPO (see Note 25). This represented a financial liability that had to be accounted for at fair value initially and at amortized cost following the effective interest method in subsequent periods. Any adjustments to the underlying cash flow projections and probabilities of such events were taken into consideration, with any fluctuations being recognized in line with IAS 39 AG 8 in the line items finance income or finance expense. In 2015 the obligation became due after the IPO and was paid accordingly.

Financial liabilities “at fair value through profit or loss” (FVTPL)

Financial liabilities are classified as “at fair value through profit or loss”, or FVTPL, when the financial liability is either held for trading or it is designated as “at fair value through profit or loss”.

Financial liabilities “at fair value through profit or loss” are stated at fair value, with any gains or losses arising on re-measurement, incorporating any interest paid on the financial liability, recognized in the line items financial income or financial expenses in the consolidated statement of comprehensive income (loss).

The conversion feature as well as the call options issued in connection with the convertible loan agreements (see Note 24), as well as with the Kreos Loan 2014 (see Note 23), which are shown under other financial liabilities in the consolidated statement of financial position, are classified as embedded derivatives to the respective loan agreements and are separated from the main contract (held-for-trading derivatives according to IAS 39.9). The fair values of the optional derivative instruments are calculated using an option pricing model, which is based on the Black-Scholes Model (see Note 4.1).

2.23              Employee Benefits

The Company is obliged to pay jubilee benefits in accordance with the collective bargaining agreement for the chemical industry, whereby the employee is entitled to receive a jubilee payment after being employed for a certain number of years. The Company’s net obligation in respect of these long-term employee benefits according to IAS 19.153 is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss under salaries (see Note 8) in the period in which they arise.

The Company is further legally required to make monthly contributions to a state plan classified as defined contribution plan. These contributions are recognized under expenses for social security and payroll related taxes (see Note 8).

The Company has a contractual obligation to pay bonuses to individual employees, including the members of the management board, on the basis of the Company’s performance and the performance of individual employees. The company recognizes a liability and an expense for bonuses earned during the year but not yet paid out. The expense is recognized in salaries (see Note 8) and the liability in other current liabilities (see Note 27).

2.24              Share-Based Payments

The Company operates equity-settled share-based compensation plans. The fair value of such share-based compensation is recognized as an expense for the employee services received in exchange for the grant of the options under the Stock Option Plan 2007 and the Stock Option Plan 2015 (see Notes 21.1 21.2) or shares under the Founders’ Program 2007 (see Note 21.3). Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date and recognized as an expense over the respective vesting period.

Since the closing of the IPO beneficiaries under the Stock Option Plan 2007 and Stock Option Plan 2015 can exercise their vested options. In the year ended December 31, 2015, 657 options have been exercised. The fair value of options under the SOP 2007 and SOP 2015 is determined at grant date (see Note 4.1) and recognized as an expense over the vesting period, resulting in cumulative capital reserves. Upon exercise the respective capital reserves are regrouped within equity and the amount paid for the exercise added to capital and capital reserves (see Note 20).

Related social security contributions are accounted for as cash-settled share based payment transactions. A liability is recognized over the vesting period in respect of options to be exercised. As of the end of each reporting period the liability is adjusted by reference to the current market value of the shares.

Further, the Company issued substance participation rights to the members of the management board, which represent a cash-settled share-based plan under IFRS 2 (see Note 21.4). The fair value of the participation rights was determined by taking into account the probabilities and timing of the respective liquidation events in the projection of the expected cash flows for the participation rights. As of December 31, 2014 all substance participation rights were terminated, hence the fair value was zero. The nominal amounts of the participation rights had to be repaid in cash even in case of an extraordinary termination, and therefore they had been recognized separately as financial liability according to IAS 32 under other financial liabilities (see Note 25).

2.25              Deferred Income Tax

Deferred income tax (income or expenses) results from temporary differences between the carrying amount of an asset or a liability in the consolidated statement of financial position and its tax base. In accordance with IAS 12 (Income Taxes), the deferred tax assets/liabilities reflect all temporary valuation and accounting differences between financial statements prepared for tax purposes and IFRS financial statements.

Deferred income tax is provided in full using the liability method on temporary differences. Tax losses carried forward are taken into account in calculating deferred tax assets. As of December 31, 2015 deferred income tax assets have only been recognized for Nabriva Therapeutics US, Inc. For Nabriva Therapeutics AG deferred income tax assets have not been recognized up to the end of the reporting period, as it is not foreseeable, when future taxable profits will be available against which the temporary differences can be utilized. For further details please refer to Note 11.

3.              Financial Risk Management

3.1                     Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company has not used derivatives or other hedging instruments to mitigate these risk factors.

a) Market risk

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, and to a much lesser extent the British pound. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. No formal policy has been set up to manage the foreign exchange risk arising from future transactions and planned expenses of the Company’s U.S. subsidiary. However the Company will attempt to minimize its net exposure by buying or selling foreign currencies at spot rates upon receipt of new funds to facilitate committed or anticipated foreign currency transactions.

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in €, was as follows:

	As of December 31,
	2014		2015
(in thousands)	USD	GBP	USD	GBP
Marketable securities and term deposits	€—	€—	€68,884	€—
Cash and cash equivalents	5	—	13,763	1,998
Trade payables	23	51	1,593	339
Total	€28	€51	€84,240	€2,337

As shown in the table above, the Company is primarily exposed to changes in USD/EUR exchange rates. The Company’s sensitivity to a 10% increase/decrease in EUR against the USD amounts to €8,424 (2014: €-). The sensitivity analysis includes only outstanding USD denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number above indicates an increase in profit or loss where the EUR strengthens 10% against the USD. For a 10% weakening of the EUR against the USD, there would be a comparable impact on the profit or loss, and the amounts above would be negative.

Fair value interest rate risk and price risk

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates, whereas price risk is the risk that the value of a financial instrument will fluctuate due to changes in the market price.

The Company is exposed to debt securities price risk from investments held by the Company and classified in the consolidated statement of financial position as available-for-sale. The Company is not exposed to commodity price risk. To manage its price risk from investments in securities, the Company diversified its portfolio in accordance with the rules set by the supervisory board.

The Company’s sensitivity to a 5% increase/decrease in the value of debt security investments held by the Company on the Company’s equity (other comprehensive income) amounts to €1,376 as of December 31, 2015.

All interest-bearing financial liabilities carry fixed interest rates. Fair value interest rate risk is therefore limited to the valuation of any embedded derivatives and other financial liabilities. However, changing interest rates do not have a material impact on the valuation of these instruments. Accordingly fair value interest rate risk is immaterial.

Cash flow interest rate risk

Cash flow interest rate risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company’s operating cash flows are substantially independent of changes in market interest rates. Apart from current and non-interest-bearing trade payables, the Company had no borrowings as of December 31, 2015. Interest rate risk is therefore immaterial.

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds (bank accounts, cash balances and securities) is limited because the counterparties are banks with high credit ratings from international credit rating agencies. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable (see Note 17).

c) Liquidity risk

Liquidity risk (funding risk) is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Prudent liquidity risk management involves maintaining sufficient cash and marketable securities, ensuring the availability of adequate funding in the form of committed credit facilities and being able to close out market positions. The Company manages liquidity risk by maintaining adequate reserves, continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The Company only invests in securities that can be converted into cash promptly.

The table below shows the residual maturities of the financial liabilities and receivables at the end of the reporting period. The amounts disclosed are the contractual undiscounted cash flow values.

(in thousands)	Less than 1 year	Between 1 and 5 years	Over 5 Years
As of December 31, 2014
Borrowings	€(3,847)	€(3,474)	€—
Convertible loans	(16,253)	—	—
Other financial liabilities	(6,048)	(1,817)	—
Trade payables	(292)	—	—
Receivables	202	—	326
Total	€(26,238)	€(5,291)	€326
As of December 31, 2015
Trade payables	€(2,689)	€—	€—
Receivables	200	—	395
Total	€(2,489)	€—	€395

3.2                     Capital Risk Management

The main objectives of the Company’s capital management are to ensure the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may issue new shares or sell assets to reduce debt.

The total amount of equity as recorded on the consolidated statement of financial position is managed as capital by the Company.

4.              Critical Accounting Estimates and Assumptions

The preparation of consolidated financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed below.

4.1                     Fair Value Estimation

As described in Note 16, the Company uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. The following paragraphs provide information about determination of the fair value of financial instruments. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments.

Valuation of Total Equity and Certain Financial Instruments prior to the IPO

Prior to the IPO the fair value of the total equity was determined by management and took into account the most recently available valuation of the Company, determined with the assistance of an independent valuation specialist, and the assessment of additional objective and subjective factors the Company believed were relevant.

Management considered numerous objective and subjective factors to determine the best estimate of the fair value of the equity and certain financial instruments that represented potential interests in the equity, including the following:

•                  the progress of the research and development programs;

•                  achievement of enterprise milestones, including the entering into collaboration and licensing agreements;

•                  contemporaneous third-party valuations of the common shares;

•                  the forecasted performance and operating results;

•                  the estimated costs of capital to fund operations;

•                  the rights and preferences of the financial instruments, e.g. liquidation preference of common shares with contractual preference rights relative to other common shares, conversion rights of the convertible loan agreements, etc.;

•                  the likelihood of achieving a discrete liquidity event, such as a sale of the Company or an initial public offering given prevailing market conditions; and

•                  external market and economic conditions impacting the industry sector

In determining the fair values of the equity, three generally accepted approaches were considered: income approach, market approach and cost approach. Based on the stage of development and information available, the Company has determined that the income approach was the most appropriate method.

Discounted cash flow, or DCF, a form of the income approach, is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The discount rate in the DCF analysis is based upon a weighted average cost of capital, or WACC. The WACC is derived by using the Capital Asset Pricing Model and inputs such as the risk-free rate, beta coefficient, equity risk premiums and the size of the Company.

After determining the fair value of total equity for each valuation date, the option pricing method, or OPM, was used to estimate the fair value for all financial instruments that represented claims on the Company’s assets, including the different share classes as well as the following instruments:

•                  options under the Stock Option Plan 2007, or SOP 2007, and Stock Option Plan 2015, or SOP 2015 (see Notes 21.1 and 21.2);

•                  the investment from the silent partnership (see Note 22);

•                  options related to the Kreos loan 2014 (see Note 23), and

•                  options and conversion rights related to the convertible loans agreements (see Note 24).

Under this approach, each class of securities was modeled as a combination of call options with a unique claim on the assets of the company. The characteristics of each security’s class defined these claims. This reflected differences in value allocation at different company value levels that result from differences in security classes, for example from liquidation preference rights, dividend accrual, etc. The OPM used the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of the Company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the entire equity. Volatility was estimated based on the observed daily share price returns of peer companies over a historic period closely matching the period for which expected volatility is estimated. Volatility is defined as the annualized standard deviation of share price returns. In the allocation of equity, the company also considered valuation outcomes through a sale of the company compared to an initial public offering, and considered the probabilities of each at each valuation date, since the treatment of the liquidation rights were different for these two events. The aggregate value per security class was then divided by the number of securities outstanding to arrive at the value per security.

Valuations were performed by the Company with the assistance of an independent valuation firm for the following dates, deemed to be relevant either because a significant number of options under the SOP 2007 were granted on that date, or other financial instruments, for which the fair value had to be determined, were issued, or because the fair value of certain financial instruments had to be determined for quarterly or year-end reporting: July 7, 2007, January 21, 2011, December 31, 2011, March 16, 2012, December 31, 2012, December 31, 2013, March 31, 2014, July 4, 2014, September 30, 2014, December 31, 2014, January 8, 2015, March 31, 2015 and June 30, 2015. For the avoidance of doubt: options granted under the SOP 2007 and SOP 2015 are equity-settled share-based compensations and thus are measured at fair value only at grant date and then recognized as an expense over the respective vesting period (see Notes 21.1 and 21.2).

The valuations for these dates relied on DCF models to derive the total enterprise value. The cash flow projections were based on probability-weighted scenarios which considered estimates of time to market, market share and pricing of lefamulin in the target indications. The cash flow projections were estimated over a period equal to the expected patent life, and a terminal value period was not applied. The expected sales were estimated using a detailed market model that comprises historical and expected number of therapies as well as prices of relevant drugs per indication and region, based on market reports, surveys and estimates by management. Production and research and development costs were estimated at the indication level with general and administrative costs and selling and marketing costs estimated at the overall company level. A WACC of 16.0% was applied for each valuation date. The OPM relies on the anticipated timing and probability of a liquidity event based on then current plans and estimates of the management as per each valuation date. As of July 4, 2014 and December 31, 2014 the probability of an initial public offering was estimated at 60% (2013 and earlier: 10%) and of a sale at 40% (2013 and earlier: 90%). As per December 31, 2014 the estimated volatility was 65% (2013: 80%) based on historical trading volatility for the publicly traded peer companies and a time to liquidity of 0.5 years for the IPO scenario and 2.5 years for the trade sales scenario (2013: 1.2 years and 4.4 years, respectively).

In the course of the April 2015 financing (see Note 4.2) the investment from the silent partnership as well as the convertible loans were converted to common shares with contractual preference rights and the lenders under the CLAs irrevocably waived and acknowledged the termination of their call option rights granted under the CLAs. The options related to the Kreos Loan 2014 were exercised in May 2015. Hence, only the options under the SOP 2007 and SOP 2015 remained as instruments that required the determination of a fair value.

Valuation of Stock Options after the IPO

Upon the closing of the IPO the preference rights of certain common shares terminated and the fair market value for all shares equals the market price per share (see Note 4.4). In accordance with IFRS 2 the grant date fair value of stock options is determined based on the price of the American Depositary Shares (ADSs, see Note 4.4) on the date of grant by use of a Black Scholes model. For details on input parameters for the valuation of the options under the SOP 2015 please refer to Note 21.2.

4.2                     April 2015 Financing

On March 31, 2015, the Company entered into an agreement with certain existing and new investors to issue and sell common shares with contractual preference rights, including a preferred dividend right (the “April 2015 financing”). The contractual preference rights arise under a shareholders agreement, signed on April 2, 2015, by all shareholders of the Company (the “Shareholders Agreement 2015”) entered into in connection with the April 2015 financing. In connection with this financing, the Company agreed to sell the shares in two tranches. In April 2015, Nabriva closed the sale of the first tranche of 730,162 shares, including the sale of 511,188 shares at a price per share of €82.35 for €42,096 in cash consideration and the sale of 218,974 shares in exchange for the conversion of outstanding convertible loans and silent partnerships investments. The Company also agreed to sell a second tranche of shares to these investors at the investors’ option for an aggregate purchase price of $70,000 if the Company had not completed a public offering in the United States within specified parameters or by a specified date.

In connection with this April 2015 financing all existing convertible loan agreements and silent partnership interests were converted to common shares with contractual preference rights under the Shareholders Agreement 2015.

On March 31, 2015, the Company, its existing investors and new investors in the April 2015 financing signed the Investment and Subscription Agreement 2015, or ISA 2015.

The signing of the ISA 2015 resulted in the following effects with respect to the Company’s existing financial instruments:

a)                 the lenders under all existing convertible loan agreements, or CLAs, irrevocably waived their claims for payment of interest accrued on the loan amounts, which was treated as a significant modification according to IAS 39.40,

b)                 all CLA lenders irrevocably waived and acknowledged the termination of their call option rights granted under the CLAs, and

c)                  all silent partners irrevocably agreed to the forfeiture of their claims for payment of interest accrued on their silent partnership investments.

Pursuant to the Shareholders Agreement 2015, signed on April 2, 2015 by all shareholders of the Company, the holders of the shares issued in the April 2015 financing were granted certain preferential rights. These rights included the right for certain shareholders to acquire additional shares of the Company against payment of the nominal amount of €1.00 per share following an appropriate resolution of all shareholders. This right is referred to hereafter as the “preferred dividend”. The preferred dividend accrues at a rate per annum equal to 8% of the original issue price per share of the April 2015 financing, based on the number of days that have elapsed from the issuance of such shares until the occurrence of certain triggering events, including an initial public offering, a trade sale and a liquidation. The preferred dividend is cumulative and perpetual. Upon the closing of the initial public offering and the issuance of 17,149 shares against payment of the nominal amount of €1.00 per share in satisfaction of the preferred dividend rights, the Shareholders Agreement 2015 and all contractual preference rights provided therein terminated.

The CLAs consisted of a debt host contract and the conversion right. The combined instrument was measured at fair value prior to conversion, with the debt host contract being recorded with the nominal amount, and the conversion right recorded as the difference between the fair value and the nominal amount. Accrued interest in the amount of €3,274 as well as the call options issued in conjunction with certain outstanding convertible loans in the amount of €1,473 were terminated and the resulting income recorded in the Financial Income line item in the consolidated statement of comprehensive income (loss). See also Notes 10, 23 and 24 for further information.

Prior to the conversion of the silent partnerships investments, their value was adjusted due to a change in the expected exit proceeds as a result of the April 2015 financing. The resulting €748 adjustment of amortized cost, which was calculated by use of the option pricing model, was recorded in the financial expense line item in the consolidated statement of comprehensive income (loss) (see also Notes 10 and 21).

Transaction costs incurred in conjunction with the April 2015 financing in the amount of €1,199 were recorded as a deduction from equity under the Capital Reserves line item in the consolidated statement of financial position.

4.3                     Exercise of Kreos Call Options

On May 13, 2015, Kreos Capital IV (Expert Fund) Limited exercised their call option rights for 9,107 common shares with contractual preference rights identical to the preference rights of the new shares issued in the April 2015 financing. Pursuant to the option agreement dated July 4, 2014 the number of shares to be issued was calculated by dividing €750 (i.e. 15% of the loan granted by Kreos Capital IV (UK) Limited in July 2014) by the price per share of the latest external financing as of the date of exercise (i.e. €82.35 per share as agreed in the April 2015 financing). The fair value of the call options was determined using the Option Pricing Method and amounted to €1,295 before reclassification to equity upon exercise (see Note 20).

4.4                     Initial Public Offering

On September 23, 2015 the Company announced the closing of its initial public offering of 9,000,000 American Depositary Shares (ADSs). Each ADS represents one tenth (1/10) of a common share. In the course of an over-allotment option further 1,350,000 ADSs were sold in September 2015. The total number of ADSs sold by the Company in its initial public offering therefore amounts to 10,350,000 ADSs, representing 1,035,000 of the Company’s common shares. The shares were sold at the initial public offering price of $10.25 per ADS, resulting in total gross proceeds of $106,088 (€94,485) and net proceeds of $92,444 (€82,333) after deducting underwriting discounts and other transaction costs.

The shares issued were recorded as equity upon registration of the capital increase in the Austrian commercial register by the end of September 2015. Underwriting discounts and transaction costs incurred in conjunction with the initial public offering in the amount of €12,152 have been recorded as a deduction from equity under the Capital Reserves line item in the consolidated statement of financial position.

After the initial public offering, the fair value of our outstanding share capital is based on the Company’s ADS price as listed under the ticker symbol “NBRV” on the NASDAQ exchange.

4.5                     Forest Stock Purchase Agreement

In 2012 the Company and its shareholders entered into a stock purchase agreement with Forest Laboratories Inc. (“Forest”) pursuant to which Forest obtained the exclusive right to acquire 100% of the outstanding shares of Nabriva until the first anniversary of the agreement. Pursuant to the agreement Forest reimbursed Nabriva for the external research and development (R&D) costs incurred in connection with the joint development plan during the twelve months period. The reimbursements from Forest were recorded under other income (see Note 5). Since Nabriva remained the sponsor for all external R&D work and the sole owner of any intellectual property being generated in the course of this collaboration, all related external R&D costs are recorded under research material and purchased services (see Note 6). Forest also provided a $25,000 loan to the Company, which the Company could repurchase for €1.00 in the event Forest chose not to exercise its option to purchase the Company.

Due to the continuing successful development of Nabriva’s lead compound lefamulin, the Company’s management, at the time of the preparation of the 2012 financial statements, assumed it was probable that Forest would exercise its option and acquire all shares in the Company in the first half-year of 2013. Consequently, probable and contingent liabilities resulting from this assumption were recorded in the 2012 financial statements. Specifically, the Company stipulated amendment agreements with its current employees and specified other beneficiaries under the SOP 2007, whereas in the event that Forest exercised its purchase option and the transaction closed, these beneficiaries would receive a cash bonus upfront and would participate in future proceeds as if their options had been converted to common shares. In return, the beneficiaries agreed to irrevocably exercise all options outstanding at that date. Accordingly, the Company made provisions for the cash bonus amounting to €704 in 2012. The provisions were included under other current liabilities in the consolidated statement of financial position. However, in May 2013 Forest decided not to exercise the option, and therefore the respective probable and contingent liabilities were released in 2013. The $25,000 loan has been repurchased for €1.00 resulting in a non-recurring income in 2013. Due to the fact, that the repurchase for €1.00 economically represents a premium paid by Forest for their exclusive option right to acquire Nabriva within the specified one-year period, the respective income is shown under other income in 2013. For further information on the implications on the financial statements please refer to Notes 5 and 8. After termination of the agreement with Forest no open rights or obligations exist. Furthermore, the company has not entered into any other collaborative agreements up to the end of the reporting period.

5.              Other Income

Other income consists of the following items:

	Year ended December 31
(in thousands)	2013	2014	2015
Income from repurchase of Forest Laboratories loan	€20,871	€—	€—
Research premium	1,449	1,028	3,240
Cost reimbursements	2,906	—	—
Government grants (IAS 20.10A)	659	422	60
Grants from WWFF and ZIT	297	355	95
Total	€26,182	€1,805	€3,395

The research premium is an Austrian R&D premium of 10% on research and development expenses, which is paid out in cash by the Austrian fiscal authorities.

In 2008 the Company was granted a loan from the Austrian Research Promotion Agency (Österreichische Forschungsförderungsgesellschaft, or FFG) in the nominal amount of €1,685, with a fixed interest rate of 2.50% per year. In 2010 the Company received a loan of €3,500 from the ERP Fund with a fixed interest rate of 2.25% (see Note 23). According to IAS 20.10A, the differences between the nominal interest rates of these R&D support loans and the market rate of interest, estimated at 33.40% (see Note 23), are treated as a government grant and recognized over the term of the corresponding financial liabilities (see Note 2.7).

The WWFF grant in the amount of €750 was received in March 2010 from the Vienna business promotion fund (Wiener Wirtschafsförderungsfonds, or WWFF) as a lease subsidy. The grant was paid out to the landlord of Nabriva’s premises and is passed on to Nabriva in the form of 94 equal monthly reductions to the leasing fees until December 2017. The grant is non-refundable except in certain cases, e.g. bankruptcy of the Company or violation of the grant conditions, e.g. if statements in the application were falsely made, or inspections by WWFF are not allowed. Nabriva is, and has been, fully compliant with all grant conditions. In case Nabriva terminated the leasing agreement before December 2017, the landlord would have to repay the aliquot remaining part of the grant to WWFF, and the Company cannot record any further monthly grant income; however, no repayment obligation would arise for the Company in that case.

In July 2012 the Company was awarded a grant in the amount of €430 from the Vienna Center for Innovation and Technology (Zentrum für Innovation und Technologie, or ZIT) for the project “extended-spectrum pleuromutilins (ESP) — innovative broad spectrum antibiotics”. In December 2013 ZIT awarded the Company a grant in the amount of €346 for another project under the ESP program. Both grants represent 45% of the approved project costs; the 2012 grant includes an additional €10 bonus for female project leaders. Both grants allowed for an upfront payment in the amount of 50% of the grant. Both upfront payments were received after 50% of the respective projects were already completed. Therefore no recognition as deferred grant income in the line item other liabilities was necessary. The remaining 50% for the 2012 ZIT grant were paid out upon audit and acceptance of the final project report and cost accounting in November 2013. The final project report and cost accounting for the 2013 ZIT grant were submitted in March 2015 and payment of the remaining 50% took place in the second quarter of 2015. Since the project was successfully completed prior to December 31, 2014, and the project costs by far exceed the approved costs, the full grant income was recognized as of this date. Both grants are non-refundable, except in the case of non-compliance with ZIT regulations, e.g. false statements in grant application, refusal or obstruction of inspections by ZIT, not using the funds for the approved project, not submitting a final project report in time, shut-down of the Company or relocation outside of Vienna. The Company is and has been in full compliance with ZIT regulations.

Cost reimbursements amounting to €2,906 in 2013 relate to the Forest Stock Purchase Agreement (see Note 4.5). Further, as the Forest Stock Purchase Agreement was terminated in accordance with its terms, the Company was entitled to repurchase the buyer loan granted by Forest for €1.00 (see Note 4.5). The resulting income from this repurchase amounted to €20,871 in 2013.

6.              Research and Development Expenses

Research and development expenses include the following items (nature of expense):

	Year ended December 31
(in thousands)	2013	2014	2015
Research materials and purchased services	€2,789	€1,325	€13,481
Staff costs	2,350	3,366	4,425
Other research and development expenses	2,076	2,282	2,793
Depreciation and amortization	109	92	91
Total	€7,324	€7,065	€20,790

Research materials and purchased services include all expenses for materials and services in respect of research activities. They consist of:

	Year ended December 31
(in thousands)	2013	2014	2015
Clinical phase I, II and III studies	€800	€—	€6,857
Non-clinical research & development	1,681	1,018	6,321
Laboratory & research materials	308	307	303
Total	€2,789	€1,325	€13,481

Other research and development expenses consist of:

	Year ended December 31
(in thousands)	2013	2014	2015
Infrastructure expenses	€1,113	€1,084	€1,180
Advisory and external consultancy expenses	227	436	640
Intellectual property and trademark related expenses	479	513	380
Travel expenses	120	142	347
Other expenses	137	107	246
Total	€2,076	€2,282	€2,793

7.              General and Administrative Expenses

General and administrative expenses include the following items (nature of expense):

	Year ended December 31
(in thousands)	2013	2014	2015
Other general and administrative expenses	€1,201	€1,751	€3,947
Staff costs	1,634	1,092	3,157
Depreciation and amortization	34	33	47
Total	€2,869	€2,876	€7,151

Other general and administrative expenses include the following:

	Year ended December 31
(in thousands)	2013	2014	2015
Advisory and external consultancy expenses	€155	€363	€925
Tax consulting, payroll accounting, accounting and auditing expenses	226	351	675
Infrastructure expenses	381	365	591
Legal expenses	92	263	475
Travel expenses	119	114	307
Supervisory board fees	184	99	161
Other expenses	44	196	813
Total	€1,201	€1,751	€3,947

8.              Expense Classification by Function

IAS 1.83 requires companies that present their statement of comprehensive income (loss) using the classification by function method to disclose in the notes as additional information the expenses classified by nature. They are as follows:

	Year ended December 31
(in thousands)	2013	2014	2015
Materials and purchased R&D services	€2,789	€1,325	€13,481
Staff costs	3,984	4,458	7,582
Depreciation and amortization	143	125	138
Other	3,277	4,033	6,740
Total	€10,193	€9,941	€27,941
Thereof recorded in the consolidated statement of comprehensive income (loss) as:
Research and development expenses	€7,324	€7,065	€20,790
General and administrative expenses	2,869	2,876	7,151

Staff costs can be further broken down as follows:

	Year ended December 31
(in thousands)	2013	2014	2015
Salaries	€3,254	€3,621	€5,957
Expenses for social security and payroll related taxes	933	1,004	420
Other employee benefit expenses	(203)	(167)	1,205
Total	€3,984	€4,458	€7,582

In 2015 expenses for social security and payroll related taxes include a €552 benefit from the release of provisions for social security and payroll related taxes for stock options under the SOP 2007 due to a change in the valuation of stock options in the course of the April financing. In 2013 other employee benefit expenses include the release of provisions for the cash bonuses and retention bonuses under the SOP 2007, which have been made in connection with the Forest stock purchase agreement in 2012 (see Note 4.5). Further expenses from share-based payment transactions (SOP 2007, SOP 2015 and SPR) are included under other employee benefit expenses. In 2014 these include the fair value adjustment of Substance Participation Rights after their mutual termination (see Note 21.4).

Post-employment benefit obligations

As required under Austrian labor law, the Company makes contributions to a state plan classified as defined contribution plan (Mitarbeitervorsorgekasse) for its employees in Austria. Monthly contributions to the plan are 1.53% of salary with respect to each employee and are recognized as expense in the period incurred. In the year ended December 31, 2015 contribution costs amounted to €52 (2014: €49, 2013: €48).

For employees of Nabriva Therapeutics US, Inc. the Company makes contributions to a defined contribution plan as defined in subsection 401(k) of the Internal Revenue Code. The Company matches 100% of the first 3% of the employee’s voluntary contribution to the plan and 50% of the next 2% contributed by the employee. Contributions are recognized as expense in the period incurred. In the year ended December 31, 2015 contribution expenses amounted to €51 (2014: €3, 2013: €-).

9.              Other gains, net

	Year ended December 31
(in thousands)	2013	2014	2015
Foreign exchange gain	€33	€5	€2,983
Foreign exchange losses	(25)	(11)	(429)
Other	163	111	61
Total	€171	€105	€2,615

10.       Financial income and expenses

	Year ended December 31
(in thousands)	2013	2014	2015
Interest income
Bank deposits	€3	€2	€6
Other interest	220	—	6
Total	€223	€2	€12
Interest and similar expense
Kreos Loan 2014	€—	€(424)	€(1,318)
FFG Loan	(43)	(43)	(36)
Forest loan	(324)	—	—
ERP Loan	(58)	(198)	—
Convertible loans	(2,933)	(4,658)	(2,583)
Other financing fees	—	(73)	(159)
Interest according to IAS 20.10A	(659)	(421)	(60)
Total	€(4,017)	€(5,817)	€(4,156)
Silent partnership
Adjustment to amortized cost following a change in expected exit proceeds	€—	€(47)	€(748)
Total	—	€(47)	€(748)
Other finance income/(expenses)
Realized gains from sale of available-for-sale financial assets	€1	€—	€—
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to extension of repayment date for CLAs	3,802	—	1,063
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to acceleration of repayment date for one CLA	—	—	(260)
Adjustment of carrying amount of financial liabilities according to IAS 39.40 due to waiver of interest for CLAs	—	—	3,274
Termination of call options related to CLAs	—	—	1,473
Valuation call options related to convertible loan agreements (CLAs)	(251)	(382)	344
Valuation call options related to Kreos Loan 2014	—	(117)	(474)
Valuation conversion rights related to CLAs	(3,932)	1,084	(7,601)
Adjustment of carrying amount of AWS Profit Share	—	—	(105)
Total	€(380)	€585	€(2,286)
Total financial result	€(4,174)	€(5,277)	€(7,178)

Interest income arises on cash, cash equivalents and term deposits. Interest expenses consist of interest payable on borrowings of all kinds (e.g. bank and other loans) and are expensed as incurred.

As required by IFRS 7.20, interest on financial instruments is classified as follows:

(in thousands)	Loans and receivables	Other financial liabilities	Available for sale	FVTPL (held for trading)	Total
Financial result as per consolidated statement of comprehensive income (loss), year ended December 31, 2013
Finance income	€3	€4,022	€1	€—	€4,026
Finance expenses	—	(4,017)	—	(4,183)	(8,200)
Total	€3	€5	€1	€(4,183)	€(4,174)
Financial result as per consolidated statement of comprehensive income (loss), year ended December 31, 2014
Finance income	€2	€—	€—	€1,084	€1,086
Finance expenses	—	(5,864)	—	(499)	(6,363)
Total	€2	€(5,864)	€—	€585	€(5,277)
Financial result as per consolidated statement of comprehensive income (loss), year ended December 31, 2015
Finance income	€11	€4,337	€1	€1,817	€6,166
Finance expenses	—	(5,269)	—	(8,075)	(13,344)
Total	€11	€(932)	€1	€(6,258)	€(7,178)

11.       Income tax (expense) benefit

	Year ended December 31
(in thousands)	2013	2014	2015
Current tax	€(776)	€(63)	€(158)
Deferred tax	—	(9)	559
Total income tax (expense) benefit	€(776)	€(72)	€401

In Austria taxes on income are calculated using the current corporate income tax rate of 25%. Under the Austrian Corporate Income Tax Act (KStG) a minimum amount of corporate income tax is levied even if there is a tax loss. In the U.S. Nabriva was subject to state taxes of 9.99% and federal taxes of 34% in 2015.

The total charge for the year can be reconciled to the accounting profit as follows:

	Year ended December 31
(in thousands)	2013	2014	2015
Profit (Loss) before taxes	€11,986	€(13,308)	€(29,109)
Tax income (expense) at 25%	(2,997)	3,327	7,277
Expenses not deductible for tax purposes	(29)	(16)	(23)
Income not subject to tax	356	264	821
Effect of deferred tax assets not recognized	(520)	(3,581)	(7,820)
Minimum Austrian corporate income tax	—	(4)	(4)
Effect of different tax rates of subsidiary operating in other jurisdiction	—	(2)	148
Other adjustments	22	—	2
Utilization of previously unrecognized tax loss carry-forwards	2,392	—	—
Effect on deferred tax balances due to expected change to a higher tax bracket in U.S. Federal tax rate from 15% to 35% effective 2016	—	(5)	—
Tax (expense) benefit (Tax expense recognized in profit or loss)	(776)	(17)	401
Effect of establishment of silent partnership	—	(55)	—
Total income tax (expense) benefit	€(776)	€(72)	€401

Deferred income tax

Deferred taxes have only been recognized to the extent it is likely that in the following period a taxable profit will be available against which the temporary difference can be utilized. Accordingly deferred taxes have only been recognized for the U.S. subsidiary, resulting in a net deferred tax asset in the amount of €566 (2014: liability of €9, 2013: €0).

With regard to Austrian income tax, there are temporary differences resulting in deferred tax liabilities in the amount of €35 (2014: €73, 2013: €822). These are offset against deferred tax assets resulting mainly from tax loss carry-forwards showing the same amount and timing with the same fiscal authority. Therefore no deferred tax items are presented in the balance sheet or effects shown in the consolidated income statement with regard to tax effects from the Austrian tax jurisdiction.

Deferred income tax balances result from temporary differences attributable to:

	Year ended December 31
(in thousands)	2014	2015
Deferred tax asset from
Tax losses carried forward	€26,531	€37,306
Investment from silent partnership	231	—
Stock option plan	—	351
Other non-current liabilities	4	5
Other current liabilities	—	289
Non-recognition of deferred tax assets	(26,693)	(37,276)
Total deferred tax assets	€73	€675
Deferred tax liability from
Property, plant and equipment	(17)	(26)
Current receivables	—	(70)
Marketable securities	—	(12)
Borrowings	(24)	—
Convertible loans	(15)	—
Trade payables	—	(1)
Other financial liabilities	(26)	—
Total deferred tax liability	€(82)	€(109)
Deferred tax, net	€(9)	€566

As of December 31, 2015 the Company has unrecognized deferred tax assets on tax loss carry-forwards of €37,276 (after offsetting with deferred tax liabilities in the amount of €30) related to cumulative tax loss carry-forwards in respect of losses of €149,226. As of December 31, 2014 the Company had unrecognized deferred tax assets on tax loss carry-forwards of €26,531 (2013: €21,743) related to cumulative tax loss carry-forwards in respect of losses of €106,122, and €162 (2013: €1,368) related to other temporary differences. Since the Company is in a loss-making position and has a history of losses, no deferred tax asset has been recognized. The tax loss carry-forwards will not expire.

12.       Earnings (Loss) per Share

Basic earnings/losses per share

Basic earnings/losses per share is calculated by dividing the net earnings/loss attributable to shareholders by the weighted average number of shares outstanding during the year (excluding shares purchased by the company and held as treasury shares).

	Year ended December 31
(in thousands)	2013	2014	2015
Earnings (loss) for the period	€11,210	€(13,380)	€(28,708)
Weighted average number of shares outstanding	324,703	324,703	1,058,395
Excluded treasury shares on December 31	2,819	2,819	2,819
Basic earnings (loss) per share	€34.53	€(41.21)	€(27.12)

Diluted earnings/losses per share

Diluted earnings/losses per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. In 2013 the company had two categories of dilutive potential shares: convertible loans and related share options (see Note 24). The convertible loans, which can be converted into shares of the company at any time, were assumed to have been converted into common shares, and the net profit was adjusted to eliminate the interest expense. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined using the OPM) based on the monetary value of the subscription rights attached to outstanding share options. As the share options pursuant to the SOP 2007 are contingent on an exit event they have been treated as contingently issuable shares. As the exit even has not taken place at the balance sheet date they have not been included in the diluted earnings per share calculation. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. The anti-dilution provisions of the common shares with contractual preference rights has not been considered in this calculation, as it is only applicable in case of a termination of the contractual preference rights (referred to as conversion of the common shares with contractual preference rights into common shares) simultaneously or after an issuance of new shares (or options, share equivalents or convertible securities of whatever nature) for a price of less than the purchase price of the common shares with contractual preference rights. Pursuant to the anti-dilution provision, the conversion rate applicable to voluntary or automatic conversions of common shares with contractual preference rights taking place simultaneously or after such an issuance of shares, shall be adjusted according to a defined formula. The existing holders of common shares with contractual preference rights waived their anti-dilution rights in conjunction with the April 2015 financing (see Note 4.2).

In 2014 and 2015 diluted losses per share equal basic losses per share. The effect of 132,706 (2014: 24,133; 2013: 23,045) potentially dilutive share options has been excluded from the diluted loss per share calculation because it would result in a decrease in the loss per share for the period and is therefore not to be treated as dilutive.

	Year ended December 31
(in thousands)	2013	2014	2015
Earnings (loss) for the period	€11,210	€(13,380)	€(28,708)
Adjustment for dilutive effect of convertible loans	(893)	n/a	n/a
Earnings (loss) used to determine dilutive earnings per share	€10,317	€(13,380)	€(28,708)
Weighted average number of shares outstanding	324,703	324,703	1,058,395
Adjustment for
Assumed conversion of convertible loans	37,768	n/a	n/a
Share Options	7,522	n/a	n/a
Weighted average number of shares for diluted earnings (loss) per share	369,993	324,703	1,058,395
Diluted earnings (loss) per share	€27.89	€(41.21)	€(27.12)

13.       Notes to the Consolidated Statement of Cash Flows

The consolidated statement of cash flows has been prepared using the indirect method. It shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting period and differentiates between cash flows from operating activities, investing activities and financing activities. The funds included in the consolidated statement of cash flows are cash and cash equivalents.

Cash flow utilized by operating activities

The cash flow from operating activities shows the flows of funds arising from the provision and receipt of goods and services during the reporting period and includes changes in working capital.

Cash flow generated from (utilized by) investing activities

The cash flow from investing activities consists mainly of outflows of funds for the acquisition of tangible and intangible assets, cash outflows for purchases and cash inflows from sales of marketable securities as well as cash outflows for investments in and cash inflows from withdrawals from term deposits.

Cash flow generated from financing activities

The cash flow from financing activities consists of proceeds from shareholders of €136,612 (2014: €0, 2013: €0) less equity transaction costs in the amount of €13,351 (2014: €0, 2013: €0), cash flows from repayments of long-term borrowings of €6,654 (2014: €1,750, 2013: €583), repayment of participation rights € 5 (2014: €0, 2013:€0), proceeds from the silent partnership of €1,000 (2014: €475, 2013: €0), proceeds from a convertible loan in the amount of €3,096 (2014: €3,550, 2013: €1,500) and proceeds from long-term borrowings of €- (2014: €4,645, 2013: €0).

14.       Property, Plant and Equipment

The movement on property, plant and equipment was as follows:

	IT	Laboratory	Other
(in thousands)	equipment	appliances	equipment	Total
As of January 1, 2014
Cost or valuation	317	2,131	12	2,460
Accumulated depreciation	(281)	(1,811)	(8)	(2,100)
Carrying amount	€36	€320	€4	€360
Year ended December 31, 2014
Beginning carrying amount	36	320	4	360
Additions	62	5	—	67
Disposals	(2)	0	—	(2)
Depreciation	(22)	(92)	(1)	(115)
Foreign currency exchange differences	4	—	—	4
Carrying amount	€78	€233	€3	€314
As of January 1, 2015
Cost or valuation	378	2,134	12	2,524
Accumulated depreciation	(300)	(1,901)	(9)	(2,210)
Carrying amount	€78	€233	€3	€314
Year ended December 31, 2015
Beginning carrying amount	78	233	3	314
Additions	66	124	2	192
Disposals	—	—	—	—
Depreciation	(37)	(92)	(1)	(130)
Foreign currency exchange differences	6	—	—	6
Carrying amount	€113	€265	€4	€382

€84 (2014: €83) of depreciation expense has been charged to research and development expenses and €46 (2014: €32) to general and administrative expenses.

As of December 31, 2014 all property, plant and equipment of Nabriva Therapeutics AG exceeding a book value of €1 was pledged as collateral for the Kreos Loan 2014 (see Note 23), resulting in a total amount of pledged property, plant and equipment of €188 as of December 31, 2014. As the Kreos Loan 2014 was fully repaid in 2015, no assets were pledged as of December 31, 2015.

15.       Intangible Assets

The movement on intangible assets (software) was as follows:

(in thousands)	2014	2015
As of January 1
Cost or valuation	€293	€293
Accumulated amortization	(273)	(283)
Carrying amount	€20	€10
Year ended December 31
Beginning carrying amount	€20	€10
Additions	—	1
Amortization	(10)	(8)
Carrying amount	€10	€3

€7 (2014: €9) of amortization expense was charged to research and development expenses and €1 (2014: €1) to general and administrative expenses.

16.       Financial Instruments

In accordance with IAS 39 and IFRS 7, the financial instruments are classified as follows:

(in thousands)	Loans and receivables	Available for sale	Total
As of December 31, 2014
Assets as per consolidated statement of financial position
Current receivables	€202	€—	€202
Cash and cash equivalents	1,770	—	1,770
Total	€1,972	€—	€1,972

(in thousands)	Other financial liabilities	FVTPL (held for trading)	Total
Liabilities as per consolidated statement of financial position
Borrowings	€5,797	€—	€5,797
Silent partnership	522	—	522
Convertible loan	16,253	—	16,253
Other financial liabilities	197	7,562	7,759
Trade payables	292	—	292
Total	€23,061	€7,562	€30,623

(in thousands)	Loans and receivables	Available for sale	Total
As of December 31, 2015
Assets as per consolidated statement of financial position
Current receivables	€200	€—	€200
Marketable securities and term deposits	41,357	27,527	68,884
Cash and cash equivalents	33,477	—	33,477
Total	€75,034	€27,527	€102,561

(in thousands)	Other financial liabilities	FVTPL (held for trading)	Total
Liabilities as per consolidated statement of financial position
Trade payables	€2,689	€—	€2,689
Total	€2,689	€—	€2,689

In the tables above current receivables are only included to the extent they are classified as financial instruments. Current receivables as shown in the consolidated statement of financial position also include other receivables, which mainly result from tax receivables and prepaid expenses (see also Note 17).

As of December 31, 2014 the carrying amount of non-current liabilities (borrowings) equaled their fair value, as non-current borrowings only comprised the Kreos Loan 2014 (see Note 23), which — as the only loan from a third party — served as a benchmark of an applicable market interest rate for Nabriva. The carrying amount of current borrowings was a reasonable approximation of their fair value, as the impact of discounting was not significant. The carrying amounts for current receivables, term deposits and trade payables are assumed to approximate their fair value due to their relatively short maturity.

The following table presents the financial instruments measured at fair value and classified by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•                  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (as exchange rates) (Level 2).

•                  Valuation techniques that include inputs for the asset or liability that are not based on observable market data (those are unobservable inputs) (Level 3).

It does not include fair value information for financial assets and liabilities not measured at fair value where the carrying amount is a reasonable approximation of the fair value.

(in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2014
Liabilities as per consolidated statement of financial position
Other financial liabilities	€—	€—	€7,562	€7,562
Total Liabilities	€—	€—	€7,562	€7,562

(in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2015
Assets as per consolidated statement of financial position
Marketable securities	€9,155	€18,372	€—	€27,527
Total Assets	€9,155	€18,372	€—	€27,527

As of December 31, 2015 the company did not hold any Level 3 financial instruments measured at fair value any more. All such instruments, which included the conversion right and call option derivative instruments, were exercised or terminated in 2015. Prior to this, fair values of the conversion right and call option derivate instruments (Level 3) were determined using the option pricing model (OPM). There were no transfers between Level 1 and 2 in the year ended December 31, 2015.

According to IFRS 13.93(e) the following table shows the reconciliation of Level 3 fair value measurements of financial liabilities:

(in thousands)	FVTPL (held for trading)	Total
December 31, 2014
Opening balance	€6,480	€6,480
Total (gains) losses in profit or loss	(585)	(585)
Issues of conversion rights	963	963
Issues of options	704	704
Closing Balance	€7,562	€7,562
December 31, 2015
Opening balance	€7,562	€7,562
Total (gains) losses in profit or loss	7,731	7,731
Issues of conversion rights	1,076	1,076
De-recognition/Settlement by issued equity instruments	(14,896)	(14,896)
Waiver of option rights	(1,473)	(1,473)
Closing Balance	€—	€—

Total (gains) losses for the period result from the valuation of call options and conversion rights and are included in the finance income/expenses line item in the consolidated statement of comprehensive income (loss) (see Note 10). Gains from the termination of options amount to € 1,473 and result from the waiver of call option rights related to the CLAs in the course of the April 2015 financing. The line item “De-recognition/Settlement by issued equity instruments” in the table above refers to the conversion rights reclassified into equity upon conversion of the convertible loans in the course of the April 2015 financing in the amount of € 13,601 as well as the exercise of call options related to the Kreos Loan 2014 in the amount of € 1,295.

17.       Long-term and current receivables

	As of December 31
(in thousands)	2014	2015
Deposits	€326	€395
Total long-term receivables	€326	€395
Tax office	1,220	3,653
Prepaid expenses	121	560
Receivables from grant income	173	—
Other receivables	29	201
Total current receivables	€1,543	€4,414
Total	€1,869	€4,809

The deposits shown under long-term receivables relate to a deposit for rent of the office building in Vienna, Austria and King of Prussia, Pennsylvania, United States.

Current receivables were all due within one year. None of them was either past due or impaired.

As of December 31, 2014 receivables from the R&D premium in the amount of €1,235, included in receivables from tax office, were pledged as collateral for the Kreos Loan 2014 (see Note 23). As the Kreos Loan 2014 has been fully repaid in 2015, no receivables were pledged as of December 31, 2015.

18.       Marketable securities and term deposits

The change in the carrying amount of the Company’s marketable securities and term deposits was as follows:

	As of December 31
(in thousands)	2014	2015
Marketable securities as of January 1	€—	€—
Additions	—	27,582
Amount of gains/(losses) recognized directly in equity (OCI)
Fair value measurement	—	(62)
Amount of gains/(losses) recognized in the income statement
Foreign currency valuation	—	6
Interest accrued	—	1
Marketable securities as of December 31	€—	€27,527

Term deposits as of January 1	€—	€—
Additions	—	41,547
Amount of gains/(losses) recognized in the income statement
Foreign currency valuation	—	(195)
Interest accrued	—	5
Term deposits as of December 31	€—	41,357

As of December 31, 2015, marketable securities were classified as available-for-sale financial assets (see Note 16) and consisted of an investment fund, which invests all of its assets, excluding cash and deposits, in short term USD-denominated debt securities, and a U.S. treasury note. In 2015 no gains were yielded from other comprehensive income (OCI) into the statement of comprehensive income.

As of December 31, 2015, term deposits consisted of a certificate of deposit (CD) with an original term of 6 months and two CDs with original terms of 12 months. An early repayment penalty of $25 plus 1% of the amount withdrawn early applies to the 6-months-CD and $25 plus 3% to the 12-months CD, respectively.

19.       Cash and Cash Equivalents

Cash and cash equivalents were as follows:

	As of December 31
(in thousands)	2014	2015
Cash on hand	€0	€0
Cash at bank	1,770	33,477
Total cash and cash equivalents	€1,770	€33,477

As of December 31, 2014, €1,694 was pledged as collateral for the Kreos Loan 2014 (see Note 23). As the Kreos Loan 2014 has been fully repaid in 2015, no cash and cash equivalents were pledged as of December 31, 2015.

20.       Share Capital and Capital Reserves

		Capital		Treasury shares
(in thousands)	Number of shares	paid in by share- holders	Capital reserves	Number of shares	Book value	Total share capital
Balance as of January 1, 2013	327,522	€328	€66,262	2,819	€(19)	€66,571
Value of employee services (SOP 2007)	—	—	124	—	—	124
Balance as of December 31, 2013	327,522	€328	€66,386	2,819	€(19)	€66,695
Value of employee services (SOP 2007)	—	—	72	—	—	72
Balance as of December 31, 2014	327,522	€328	€66,458	2,819	€(19)	€66,767
Paid in capital	1,563,337	1,563	135,035	—	—	136,598
Conversion of convertible loan	203,750	203	30,177	—	—	30,380
Contribution of silent partnership	15,224	15	2,255	—	—	2,270
Exercised options (Kreos)	9,107	9	1,295	—	—	1,304
Exercised options (SOP 2007)	657	1	113	—	—	114
Equity transaction costs	—	—	(13,351)	—	—	(13,351)
Value of employee services (SOP 2007 & SOP 2015)	—	—	1,125	—	—	1,125
Balance as of December 31, 2015	2,119,597	€2,119	€223,107	2,819	€(19)	€225,207

Share capital

At December 31, 2015 the issued share capital amounted to €2,119 (2014: €328) and is fully paid up. The share capital is made up of 2,119,597 (2014: 327,522) no-par value registered shares with a nominal value of €1.00 per share.

As of December 31, 2015 the authorized share capital amounts to €198,953 for the satisfaction of option rights under the SOP 2007 and SOP 2015, to €290,893 for the issuance of shares against cash or contribution in-kind, and to €423,074 for the issuance of shares to holders of convertible bonds which may be approved in future general meetings. The total authorized share capital therefore comprises of up to 912,920 (2014: 156,592) no-par value shares.

21.       Share-Based Payments

21.1              Stock Option Plan 2007

On September 12, 2007 the Company’s management and supervisory boards resolved to implement a stock option plan for all employees (including members of the management board) with open-ended contracts of employment with the Company and for selected members of the supervisory board of the Company and further participants. The stock option plan became effective on September 28, 2007 and the shareholders of the Company resolved to amend the SOP on September 17, 2009, May 7, 2010 and June 30, 2015. The total number of options eligible that can be granted and vested in the beneficiaries under the Stock Option Plan does not exceed 29,889 (the overall number of options).

The options grant the beneficiaries the right to acquire shares in the Company. The vesting period for the options is four years following the date of participation. On the last day of the last calendar month of the first year of the vesting period, 25% of the options attributable to each beneficiary are automatically vested. On the last day of the last calendar month of the second year of the vesting period, a further

25% of the options are vested. During the third and fourth years of the vesting period, the remaining 50% of the options vest on a monthly pro rata basis (i.e. 2.083% per month).

Notwithstanding any of the above, the exercise of vested options is only permissible in case of a liquidation event (e.g. sale of 50% or more of the shares or assets of the Company, merger of the Company) or a qualified public offering. Since the closing of the initial public offering of the Company on September 23, 2015 the beneficiaries are entitled to exercise their vested options until the end of the exercise period on September 27, 2017.

The beneficiaries are not entitled to transfer vested options except to individuals by way of inheritance or bequest. Options do not entitle beneficiaries to exercise any shareholder rights. Beneficiaries may exercise shareholder rights only in virtue of any shares they hold.

As of December 31, 2015 the vested option rights outstanding under the SOP 2007 amount to €3,858 (2014: €3,903) and are recorded under capital reserves (see Note 20). For further details on the related expenses see Notes 2.24 and 7.

Movements in the number of share options outstanding and their related weighted average exercise prices concerning the Stock Option Plan 2007 are as follows:

	2014		2015
Stock Option Plan 2007	Average exercise price in € per share	Options	Average exercise price in € per share	Options
Outstanding as of January 1	6.72	23,045	6.72	24,133
Granted	6.72	1,088	6.72	—
Exercised	6.72	—	6.72	(657)
Forfeited	—		—
Outstanding as of December 31	6.72	24,133	6.72	23,476
Vested and exercisable as of December 31	—	—	6.72	22,927

The 1,088 options granted on August 31, 2014 were valued based on the OPM (see Note 4.1) as of July 4, 2014. There were no significant results from our development programs, or any other changes that may affect the company value, between July 4, 2014 and August 31, 2014. Therefore we believe the July valuation was still reasonable. The significant inputs to the OPM are described in Note 4.1. Input parameters specific to the SOP 2007 options granted in 2014 include a probability weighted expected option life of 1.3 years. The weighted average remaining contractual life of all options granted under the SOP 2007 is 1.7 years. The weighted average fair value of the options granted in 2014 was €192.07 per share. Share based compensation expense under the Stock Option Plan 2007 was €72 and €64 for the years ended December 31, 2014 and 2015, respectively.

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2015 was €79.88 (2014 — not applicable).

21.2              Stock Option Plan 2015

On April 2, 2015 the Company’s shareholders, management board and supervisory board adopted the Stock Option Plan 2015 and the shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. An amendment to the amended and restated Stock Option Plan 2015 was approved by the shareholders on July 22, 2015. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of the conditional capital increase approved by the shareholders on June 30, 2015. The Stock Option Plan 2015 initially provided for the grant of options for up to 95,000 common shares to the Company’s employees, including members of the management board, and to members of the supervisory board. Effective as of the closing of the initial public offering of the Company, the overall number of options increased to 177,499 Shares.

Each vested option grants the beneficiary the right to acquire one share in the Company. The vesting period for the options is four years following the date of participation. On the last day of the last calendar month of the first year of the vesting period, 25% of the options attributable to each beneficiary are automatically vested. During the second, third and fourth years of the vesting period, the remaining 75% of the options vest on a monthly pro rata basis (i.e. 2.083% per month).

Since the closing of the initial public offering of the Company on September 23, 2015 the beneficiaries are entitled to exercise their vested options until the 10th anniversary of the date of their participation.

The beneficiaries are not entitled to transfer vested options except to individuals by way of inheritance or bequest. Options do not entitle beneficiaries to exercise any shareholder rights. Beneficiaries may only exercise shareholder rights if and to the extent he holds shares.

As at December 31, 2015 the vested option rights outstanding under the SOP 2015 amount to €1,170 (2014: €0) and is recorded under capital reserves (see Note 20). For further details on the related expenses see Notes 2.24 and 7.

Movements in the number of share options outstanding and their related weighted average exercise prices concerning the Stock Option Plan 2015 are as follows:

	2014		2015
Stock Option Plan 2015	Average exercise price in € per share	Options	Average exercise price in € per share	Options
Outstanding as of January 1	—	—	—	—
Granted	—	—	69.77	109,355
Forfeited	—	—	66.18	(125)
Outstanding as of December 31	—	—	69.78	109,230
Vested and exercisable as of December 31	—	—	66.18	8,662

Options outstanding at the end of the year under the SOP 2015 have the following expiry dates and exercise prices:

Option Series/Grant date	Expiry date	Exercise price in €	Options December 31, 2015	Options December 31, 2014
(1) Granted on July 6, 2015	July 6, 2025	66.18	91,780	—
(2) Granted on September 30, 2015	September 30, 2025	84.80	11,000	—
(3) Granted on October 31, 2015	October 31, 2025	90.31	750	—
(4) Granted on November 30, 2015	November 30, 2025	96.32	5,500	—
(5) Granted on December 31, 2015	December 31, 2025	88.36	200	—
Total		—	109,230	—

Share based compensation expense under the Stock Option Plan 2015 was €1,170 for the year ended December 31, 2015. The weighted average fair value of the options granted during the period was €65.19 per share (2014: not applicable). The 109,355 options granted in 2015 were valued based on a Black Scholes option pricing model. The significant inputs into the model were as follows:

Input parameters	Series 1	Series 2	Series 3	Series 4	Series 5
Grant date share price in €	130.01	84.80	90.31	96.32	88.36
Exercise price in €	66.18	84.80	90.31	96.32	88.36
Expected volatility	55%	70%	70%	70%	70%
Option life	2.0 years	2.2 years	2.2 years	2.2 years	2.3 years
Risk-free interest rate	-0.210%	-0.231%	-0.307%	-0.400%	-0.323%

The expected price volatility is based on historical trading volatility for the publicly traded peer companies under consideration of the remaining life of the options. The weighted average remaining contractual life of the options granted in the year ended December 31, 2015 is 9.6 years.

21.3              Founders’ Program 2007

The Founders’ Program 2007 is a further share-based payment scheme the beneficiaries of which are Dr. Gerd Ascher and Dr. Rodger Novak. There remain 623 shares available in form of stock options at an exercise price of €1.00 per share and otherwise on the same terms and conditions as set out in the Company’s Stock Option Plan 2007. The 623 options vested as follows: 25% of the options (156 shares) vested in November 2007. A further 25% (155 shares) vested in February 2008. The remaining 50% vested during the period from March 2008 to February 2010 on a monthly pro rata basis (i.e., 2.083% per month, or 13 shares). The fair value of each of these options at grant date is €132.48 per share. The options are fully vested but not yet exercised. Therefore, a balance of €112 (2014: €112) is recorded in capital reserves as at December 31, 2015. The corresponding expense was recorded over the vesting period under other employee benefit expenses (see Note 8). No further options were granted under the Founders’ Program 2007, and no options were forfeited or exercised in 2014 and 2015.

21.4              Substance Participation Rights

In 2010 and 2011 the Company issued substance participation rights (SPRs) amounting to a nominal capital of €9 in total. These rights were acquired by the members of the management board then in office, i.e. Dr. David Chiswell, Dr. Rodger Novak, Dr. William Prince and Mr. Ralf Schmid. Due to the termination of employment of Dr. David Chiswell and Dr. Rodger Novak in 2012, their respective substance participation rights were also terminated and repaid. Due to mutual termination of the participation rights of Dr. Prince and Mr. Schmid in 2014, the fair value according to IFRS 2 is zero as of December 31, 2014 and 2015. As of December 31, 2014 only the nominal amount was shown under other financial liabilities (see Note 2.24 for further details regarding the recognition of the fair value and the nominal amounts of the SPRs). The nominal amounts were paid back in 2015.

The participation rights were granted for an unlimited period of time and subordinated to claims of all other creditors of the Company. Following the occurrence of specific events (among other things sale of 50% or more of the shares of the Company, a merger of the Company, but explicitly not in case of an IPO) the participation rights holders were entitled to participate in the company value, the liquidation proceeds, as well as the hidden reserves according to a predetermined formal calculation. This exit participation would have been calculated as a function of the absolute amount of the proceeds of the transaction, with a defined lower limit. In case the proceeds fell below this limit, only the nominal value of the participation rights would have been redeemed. Any participation in the Company’s profits in addition to the above would have been subject to a shareholders’ resolution. The participation rights conferred no shareholders’ rights, in particular no rights to vote in the shareholders’ meetings, to subscribe to newly issued shares or to regularly receive a distribution of (part of the) distributable profit except under the conditions mentioned above.

	Year ended December 31
(in thousands)	2014	2015
Fair value
Balance as of January 1	€223	€—
Fair value adjustment	(223)	—
Balance as of December 31	€—	€—

	As of December 31
(in thousands)	2014	2015
Nominal amounts
Prince	€2	€—
Schmid	3	—
Balance as of December 31	€5	€—

22.       Investment from Silent Partnership

By partnership agreements dated June 26, 2014 and January 20, 2015 the Company established silent partnerships according to which the silent partners shared in the Company’s fair value and in profit and loss according to the agreed participation rate. For further details on the compensation of the silent partner upon termination of the silent partnership refer to Note 2.19.

An ordinary termination by the Company or the silent partner was possible after June 30, 2018 and January 31, 2019. Apart from the ordinary termination, the parties to the contracts were also entitled to terminate the contracts early for material cause without observing a notice period.

Contributions of the silent partners amounted to €1,000 in 2015 (2014: €475) and were measured at amortized cost at the end of the reporting period, representing the silent partner’s share in the proceeds resulting from an exit event (trade sale or initial public offering), which was calculated by use of the option pricing model (see Note 4.1) under the assumption that the silent partnership’s claim was going to be converted into equity in the course of the April 2015 financing.

Upon closing of the April 2015 financing all silent partnerships were terminated and the respective claims converted into equity (see Note 4.2). The resulting effect on amortized cost, which was calculated by use of the option pricing model, is shown under “Adjustment to amortized cost” in the table below.

(in thousands)	2014	2015
Amortized cost as of January 1	€—	€522
Contributions	475	1,000
Adjustment to amortized cost	47	748
De-recognition/Settlement by issued equity instruments	—	(2,270)
Amortized cost as of December 31	€522	€—

23.       Borrowings

R&D Support Loans — FFG Loan (Project 819981) and ERP Loan

In 2008 the Company took out a loan (“FFG Loan”) from the Austrian Research Promotion Agency (Österreichische Forschungsförderungsgesellschaft) in the nominal amount of €1,685. The contractual maturity of the loan was December 31, 2014. In December 2014 the further deferral of the loan repayment had already orally been agreed with the FFG, and the FFG did not make use of its authorization to withdraw any due amounts on December 31, 2014. The formal written confirmation of the extension until April 30, 2015 was issued on February 2, 2015.

In 2010 the Company took out a loan of €3,500 from the ERP Fund, 85% of which were secured by a guarantee from the Austria Wirtschaftsservice GmbH (“AWS”). The ERP Fund is part of the AWS organization, and the ERP Loan and the AWS guarantee are often granted in combination. The remaining 15% of the loan were secured by cash on a pledged account. This loan had a fixed interest rate of 2.25%. In 2014 the loan was fully repaid in advance in anticipation of entering into the Kreos loan. Apart from the repayment of the outstanding principal amount of €1,458, an early repayment penalty in the amount of €18 was paid. Future interest payments as well as future fees for the AWS guarantee were forfeited.

	Year ended December 31
(in thousands)	2014	2015
Non-current borrowings
Kreos Loan 2014	2,834	—
Total non-current borrowings	€2,834	€—
Current borrowings
FFG Loan	1,685	—
Kreos Loan 2014	1,278	—
Total current borrowings	€2,963	€—
Total borrowings	€5,797	€—

The maturity of borrowings is as follows:

	Year ended December 31
(in thousands)	2014	2015
No later than 1 year	€2,963	€—
Later than 1 year and no later than 5 years	2,834	—
Later than 5 years	—	—
Total	€5,797	€—

The nominal interest rates on the loans were as follows:

Lender	Nominal value (in thousands)	Carrying amount (in thousands)	Maturity	Nominal interest rate	Effective interest rate
FFG Loan	€1,685	€1,685	30.04.2015	5.00%	5.00%
Kreos Loan 2014	4,808	4,112	31.07.2017	11.9%	25.1%

The FFG Loan carried a subsidized interest rate. The carrying amount of the loan, shown in the table below, equaled its fair value, which was calculated using an interest rate of 33.40%, based on the effective interest rate of a loan obtained from Kreos Capital in 2009, which was considered to be the best estimate for a market interest rate for Nabriva at the time of the fair value calculation. Since the FFG Loan was formally due on December 31, 2014, the nominal amount as of December 31, 2014 equaled the carrying amount.

Kreos Loan 2014

On July 4, 2014 Nabriva entered into a loan agreement with Kreos Capital IV (“Kreos”) to obtain a loan in the amount of €5,000 (“Kreos Loan 2014”). The loan ranked senior to the convertible loans (see Note 24). In connection with the loan agreement, Nabriva granted Kreos options to purchase shares of the company. The Company’s intellectual property, fixed assets exceeding a value of €1, the receivables related to the research premium and bank accounts were pledged as collaterals for the loan. The Company was allowed to sell or otherwise disburse of any of pledged fixed asset in the ordinary course of business, and also to withdraw any amounts from the pledged bank accounts, as long as it was not in default of the provisions of the loan agreement. The Company should undertake all necessary measures to ensure the receipt of the research premium and transfer to a pledged account. Nabriva was entitled to prepay the loan in accordance with the terms of the loan agreement, which it did in November 2015.

(in thousands)
Nominal loan amount	€5,000
Withheld transactions costs and instalment	(355)
Amount paid-out to Nabriva	€4,645
Separation of call options	(704)
Effective interest accrued	419
Interest paid	(248)
Carrying amount as of December 31, 2014	€4,112
Effective interest accrued	849
Interest paid	(460)
Monthly installments	(1,697)
Adjustment of carrying amount due to early repayment	468
Early repayment	(3,272)
Carrying amount as of December 31, 2015	€—

24.       Convertible Loans

On July 27, 2011, the Company entered into a convertible loan agreement (“CLA1”) with an aggregate principal amount of €8,000, made available to the Company by some of its shareholders in two tranches of €5,000 and €3,000 respectively. The first tranche was drawn down in August 2011, the second tranche was drawn down in December 2011.

On March 16, 2012 the Company entered into a second convertible loan agreement (“CLA2”) with some of its shareholders with an aggregate principal amount of €633, which was drawn down in April 2012.

On November 25, 2013 the Company entered into a third convertible loan agreement (“CLA3”), as amended on February 11, 2014, with some of its shareholders with an aggregate principal amount of €3,050,. The first tranche in the amount of €1,500 was drawn down in December 2013, the second tranche in the amount of €1,550 was drawn down in February 2014.

On July 4, 2014 the Company entered into a fourth convertible loan agreement (“CLA4”) with some of its shareholders with an aggregate principal amount of €2,000, which was drawn down in July 2014.

On January 8, 2015 the Company entered into a fifth convertible loan agreement (“CLA5”) with some of its shareholders with an aggregate principal amount of €3,096, which was drawn down in January 2015.

For an overview of the participating shareholders please refer to Note 30.

For all CLAs (except the second CLA) interest of 7.73% per annum for each tranche accrued from the respective disbursement date under each tranche until repayment. The second CLA did not bear interest, however a repayment premium equal to one time the principal amount was agreed, i.e. in case of repayment the lenders would have received double the principal amount of the CLA2.

In addition, the Lenders of the first and second convertible loan agreement received call options to acquire common shares with contractual preference rights reflecting the value of 20% of their participation in the loans. After consideration of the value of these call options as well as of the equity conversion feature and separation of these embedded derivatives on initial recognition and after consideration of the amendments (by which the maturities were extended), the weighted average effective interest rate of the convertible loans was 176,25% per annum (2014: 43,44% per annum). For more details on the call options please refer to Note 25.

The lenders under all CLAs had the right to convert their claims for repayment into common shares with contractual preference rights. In conjunction with the fifth CLA, the repayment dates of all outstanding convertible loans were extended to December 31, 2015. If a loan had not been converted to common shares with contractual preference rights, it would have had to be redeemed on this date. In the course of the April 2015 financing (see Note 1), all outstanding CLAs were converted into common shares with contractual preference rights under the Shareholders Agreement 2015. All accrued and future interests as well as the call options issued in conjunction with certain outstanding convertible loans were waived and terminated upon the signing of the ISA 2015. Accordingly the respective credit balances of the outstanding convertible loans were adjusted for the interest waived before the nominal amounts were reclassified into equity upon issuance of the new shares. Further, all call options were cancelled. The resulting income is shown within the financial income line item in the consolidated statement of comprehensive income (loss) (see also Notes 10 and 25).

Movements in CLAs are analyzed as follows:

	As of December 31
(in thousands)	2014	2015
Carrying amount at January 1	€9,008	€16,253
Proceeds of issue	3,550	3,096
Separation of equity conversion feature	(963)	(1,076)
Effective interest accrued	4,658	2,583
Adjustment of carrying amount according to IAS 39.40/IAS 39.AG8 due to extension of repayment date for CLAs	—	(803)
Adjustment of carrying amount according to IAS 39.40 Due to waiver of interest for CLAs	—	(3,274)
De-recognition/Settlement by issued equity instruments	—	(16,779)
Carrying amount at December 31	€16,253	€—

25.       Other Financial Liabilities

	As of December 31
(in thousands)	2014	2015
Financial liabilities at FVTPL
Call Options	€2,638	€—
Equity conversion rights from CLAs	4,924	—
Total financial liabilities at FVTPL	€7,562	€—
Others
AWS Profit Share	€192	€—
Substance Participation Rights (nominal value)	5	—
Total Others	€197	€—
Total other financial liabilities	€7,759	€—
Thereof
Current	€5,942	€—
Non-current	1,817	—

In connection with the convertible loan agreements entered into in 2011 and 2012 (i.e. CLA1 and CLA2), the Lenders received call options to acquire common shares with contractual preference rights reflecting the value of 20% of their participation in the loans. The lenders were entitled to exercise the call options at any time between the disbursement date of the individual loans and the fifth anniversary of the respective CLA. Upon signing of the ISA 2015 all call options associated with the CLA1 and CLA2 were waived. Accordingly the respective liabilities in the amount of €1,473 were released in 2015, resulting in an income shown within the Financial Income line item in the consolidated statement of comprehensive income (loss) (see Note 10).

In 2014 the Company entered into an option agreement, which entitled Kreos Capital IV (Expert Fund) Limited to buy common shares with contractual preference rights in Nabriva. The Option Agreement was entered into in connection with a loan agreement between Nabriva and Kreos Capital IV (UK) Limited (a related party to Kreos Capital IV (Expert Fund) Limited). In 2015 the call options issued to Kreos Capital IV (Expert Fund) Limited were exercised and the resulting shares were issued.

The movements of fair value of the call options were therefore as follows:

	As of December 31
(in thousands)	2014	2015
Fair value as of January 1	€1,435	€2,638
Separation (recognition) of call options	704	—
Termination of CLA options	—	(1,473)
Fair value adjustment	499	130
De-recognition/Settlement by issued equity instruments	—	(1,295)
Fair value as of December 31	€2,638	€—

Further, the equity conversion rights from the convertible loan agreements represented embedded derivatives that are not closely related to the host debt and consequently accounted for separately at fair value. The conversion rights were reclassified into equity upon conversion of the convertible loans in the course of the April 2015 financing. The development of the fair value of the conversion rights was as follows:

	As of December 31
(in thousands)	2014	2015
Fair value as of January 1	€5,045	€4,924
Separation (recognition) of equity conversion right	963	1,076
Fair value adjustment	(1,084)	7,601
De-recognition/Settlement by issued equity instruments	—	(13,601)
Fair value as of December 31	€4,924	€—

Other financial liabilities also included a liability resulting from a profit—related guarantee fee (“AWS Profit Share”), which Nabriva granted to AWS in connection with the guarantee from AWS for 85% of the ERP loan (see Note 23). The obligation from the AWS profit share was payable upon the occurrence of one of the following events: (a) initial public offering (IPO), (b) sale of more than 25% of the shares in Nabriva to a strategic investor (not a financial investor, e.g. venture capital or private equity funds), or (c) reaching accumulated revenues of €10,000. It started with the drawdown of the loan and ended 2 years after full repayment of the loan. Upon the initial public offering in September 2015, the Company was obliged to pay the “AWS Profit Share”-fee in the amount of €297 to AWS.

Further, the nominal value of Substance Participation Rights represented a financial liability. The amount was paid back in 2015. For further information on these please refer to Note 21.4.

26.       Trade Payables

	As of December 31
(in thousands)	2014	2015
Domestic trade payables	€165	€1,038
Foreign trade payables	119	1,611
Outstanding invoices	8	40
Total trade payables	€292	€2,689

The average credit period on purchases of goods is 30 days. No interest is charged on the trade payables for the first 30 days from the date of the invoice. Thereafter, interest is charged at 3-month EURIBOR + 1-3 BP per annum on the outstanding balance. The Company has financial risk management policies in place to ensure that all payables are paid within the credit period.

27.       Other Liabilities

Other non-current liabilities include an obligation to pay jubilee benefits arising under the collective bargaining agreement for the chemical industry, by which employees are entitled to receive jubilee payments after being employed for a certain number of years. For this obligation a provision of €77 (2014: €68) has been made.

The Company’s net obligation in respect of the jubilee payments is calculated annually by an independent actuary in accordance with IAS 19.156 using the projected unit credit method. The principle actuarial assumptions used were as follows: discount rate of 2.0% (2014: 2.0%) and retirement at the age of 61.5-65 for men and 56.5-65 for women, future annual salary increases of 3%.

Other current liabilities include the following:

	As of December 31
(in thousands)	2014	2015
Accrued expenses for external R&D services	€243	€3,058
Employee bonuses	822	1,270
Social security contributions on options under the SOP 2007	842	353
Accounting, tax and audit services	196	250
Unconsumed vacation	190	248
Overtime	8	15
Other	284	502
Deferred income	6	7
Total other current liabilities	€2,591	€5,703

28.       Contingencies

The Company has no contingent liabilities in respect of legal claims arising in the ordinary course of business.

29.       Commitments

Lease Agreements

In March 2007, a lease agreement for an unlimited period starting in December 2007 was entered into with CONTRA Liegenschaftsverwaltung GMBH for the use of business and research premises at Leberstrasse 20, 1110 Vienna. Within the first 10 years the contract can only be terminated under certain conditions. The monthly rental fee for the premises and laboratory furniture is €76 (2013: €76) and includes all operating costs. Additional monthly costs for facility management and security services amount to €8 (2013: €8).

In December 2014, a lease agreement for a two-year period starting December 2014 was entered into with EOS AT 1000 CONTINENTAL, LLC, for the use of office premises at 1000 Continental Drive, Suite 450, King of Prussia, PA 19406, USA. The monthly rental fee is $9. In July 2015, a lease agreement was entered into with CardConnect, LLC, for the use of office premises at 1000 Continental Drive, Suite 600, King of Prussia, PA 19406, USA with the lease term continuing until December 2023. The monthly base rental fee is $39 with a yearly rent adjustment per square foot starting as of August 2016.

The obligations under the lease agreements are payable as follows:

	As of December 31
(in thousands)	2014	2015
No later than 1 year	€1,025	€1,448
Later than 1 year and no later than 5 years	1,932	3,209
Later than 5 years	—	946
Total	€2,957	€5,603

Other contractual commitments

In addition to the agreements above, the Company has entered into a number of other agreements also entailing financial commitments for the future and relating mainly to services provided by third parties in connection with the conduct of clinical trials and other research and development activities. Some of these commitments are also subject to early termination clauses exercisable at the option of the Company. The remaining payments to be made under these agreements, if all milestones and other conditions are met, are estimated to be as follows:

	As of December 31
(in thousands)	2014	2015
No later than 1 year	€867	€19,558
Later than 1 year and no later than 5 years	80	18,076
Later than 5 years	—	—
Total	€947	€37,634

30.       Related Party Transactions

Nabriva Therapeutics US, Inc.

Effective August 28, 2014, the Company and its 100% owned subsidiary Nabriva US entered into a service agreement, pursuant to which Nabriva U.S. provides to the Company certain management services and services related to the research and development activities of the Company at arm’s length. Nabriva’s CEO as well as the majority of the clinical development team and other staff are employed with the US subsidiary. There is no profit transfer or loss compensation agreement between these two entities. Intercompany balances and transactions between the Company and its subsidiary have been eliminated on consolidation and are not disclosed in this note.

Details of transactions between the Company and other related parties are disclosed below.

Key management benefits

In 2015 the members of the management of Nabriva were:

•                  Dr. Colin Broom (chief executive officer, member of the management board)

•                  Ralf Schmid (chief operating officer and chief financial officer, member of the management board)

•                  Dr. William Prince (senior vice president clinical science, member of the management board until July 14, 2015)

•                  Dr. Steven Gelone (chief development officer, member of the management board until July 14, 2015)

•                  Dr. Elyse Seltzer (chief medical officer; started May 4, 2015)

•                  Pete Wolf (general counsel and corporate secretary, started September 28, 2015)

In 2015 the members of the management received short-term employee benefits in the aggregate amount of €1,976 (2014: €1,208, 2013: €1,139), share-based payments of €877 (2014: €6, 2013: €69) and post-employment benefits of €26 (2014: €2, 2013: €0). No other long-term employee benefits or termination benefits were paid in 2013, 2014 and 2015.

In 2013 and 2014 the members of the management of the Company were Dr. Colin Broom (chief executive officer, started August 28, 2014), Ralf Schmid (chief executive officer and chief financial officer until August 28, 2014), Dr. William Prince (chief medical officer), Dr. Werner Heilmayer (vice president CMC & IP, until September 11, 2014) and Dr. Zrinka Ivezić Schönfeld (vice president non-clinical, until September 16, 2014).

Supervisory board compensation

The members of the supervisory board were:

•                  Dr. Denise Scots-Knight (chair)

•                  Mr. Axel Bolte (deputy chair)

•                  Dr. David Chiswell

•                  Dr. George Talbot

•                  Chau Khuong (since April 2, 2015)

•                  Charles A. Rowland (since January 8, 2015)

•                  Chen Yu (since April 2, 2015)

The aggregate compensation, including reimbursements of travel expenses, of the members of the supervisory board amounted to €161 (2014: €99, 2013: €184). In addition, Dr. George Talbot was engaged by the Company in 2015 for scientific consultancy services, for which he received a total of €21 (2014: €138, 2013: €0), including fees related to his service as the chairman of the clinical advisory board and travel expenses. All services of Dr. Talbot were agreed with the supervisory board and rendered at arm’s length.

Convertible loan agreements

The company entered into convertible loan agreements see (Note 24) with some of its shareholders with an aggregate principle amount of €16,779 before conversion into common shares with contractual preference rights in the course of the April 2015 financing (December 31, 2014: €13,683). The following shareholders and other related parties participated in the five convertible loan agreements entered into up to the end of the reporting period:

	CLA1	CLA2	CLA3	CLA4	CLA 5
	July 27, 2011	March 16, 2012	November 25, 2013	July 4, 2014	January 8, 2015
Phase4 Ventures III LP (“Phase4”)	•	•	•	•	•
The Wellcome Trust Limited (“Wellcome Trust”)	•		•	•	•
Wellcome Trust Investments 3 Unlimited		•
HBM Healthcare (Cayman) Ltd. (before HBM BioVentures (Cayman) Ltd.) (“HBM Healthcare”)	•	•	•	•	•
HBM BioCapital Invest Ltd. (“HBM BioCapital”)	•	•	•	•	•
The Global Life Science Ventures Fund II Limited Partnership (“GLSV Fund”)	•	•	•
The Global Life Science Ventures Fonds II GmbH & Co KG (“GLSV Fonds”)	•	•	•
Novartis Bioventures, Ltd. (NBV)	•	•
Novartis International Pharmaceutical Investment Ltd. (NIPI)			•
George Talbot			•		•
Colin Broom					•

As of July 11, 2014 Wellcome Trust Investments 3 Unlimited transferred it rights and obligations under the CLA2 to The Wellcome Trust Limited.

31.       Auditor Fees

The auditors PwC Österreich GmbH Wirtschaftsprüfungsgesellschaft have performed the following services for the company:

	Year ended December 31
(in thousands)	2013	2014	2015
Audit fees Financial Statements	€20	€103	€220
Audit related services	54	31	1,776
Total	€74	€134	€1,996

32.       Events after the Reporting Period

The Company has significantly expanded its presence and operations in the United States, and has begun and will continue to incur a majority of its expenses for its clinical trials in U.S. dollars, in addition to the increase in administrative cost incurred in the United States as a result of the increased presence there.  Also, the majority of the funds raised from its third quarter 2015 initial public offering as well as its other financing activities are currently invested, and are expected to remain invested, in U.S. dollar denominated instruments to fund its U.S. operations. The company has determined that as of January 1, 2016 its functional currency is no longer the euro and will begin reporting in the first quarter of 2016 using the US dollar as its functional currency. The translation procedures applicable to the new functional currency will be applied prospectively in accordance with IAS 21.35.